2008 ANNUAL REPORT

09037369

Received SEC
MAR 17 2009
Washington, DC 20549



C&F Financial Corporation
Focused on You

2008 ANNUAL REPORT



Left to Right: Laura Shreaves, Tom Cherry, Bryan McKernon, Vern Lockwood, Larry Dillon, Matthew Steilberg, Amy Doherty, Charlie Link, Ron Espy, Eric Nost and Dusty Crone

C&F Financial Corporation — *Focused on You*

C&F Financial Corporation is a one-bank holding company providing a full range of banking services to individuals and businesses through its subsidiaries.

C&F Bank — *Focused on You*

C&F Bank (Citizens and Farmers Bank) offers quality banking services to individuals and businesses through 18 retail branches located from Hampton to Richmond in Virginia.

C&F Mortgage Corporation — *Focused on You*

C&F Mortgage Corporation originates and sells residential mortgages throughout Virginia, North Carolina, Maryland, Delaware and New Jersey. Through its subsidiaries, C&F Mortgage provides ancillary mortgage loan production services for loan settlement, residential appraisals and title insurance.

C&F Finance Company — *Focused on You*

C&F Finance Company specializes in new and used automobile lending in Virginia, Indiana, North Carolina, Maryland, Kentucky, Ohio, Tennessee and West Virginia.

C&F Investment Services, Inc. — *Focused on You*

C&F Investment Services, Inc. provides a full range of securities brokerage, life and health insurance and investment services to individuals and businesses through the Bank's 18 retail branch locations.

2008 IN REVIEW

NET INCOME
(In Thousands)


$11,198
$11,788
$12,129
$8,480
$4,181
2004
2005
2006
2007
2008

EARNINGS PER SHARE
(Assuming Dilution)


$3.00
$3.36
$3.71
$2.68
$1.38
2004
2005
2006
2007
2008

RETURN ON AVERAGE EQUITY


16.78%
11.86%
17.70%
12.33%
18.97%
11.93%
13.03%
10.28%
6.39%
5.64%
2004
2005
2006
2007
2008

RETURN ON AVERAGE ASSETS


1.91%
1.07%
1.82%
1.11%
1.75%
1.07%
1.13%
.96%
0.51%
0.54%
2004
2005
2006
2007
2008

Peer Comparison Source: Federal Financial Institutions Examination Council (FFIEC) Bank Holding Company Performance Report - 2008 data is through 9/30.

TOM CHERRY

Chief Financial Officer of C&F Financial Corporation

As the financial crises deepened throughout 2008 it became clear to us that businesses with capital and liquidity were going to be the survivors. These companies would be well-positioned when the economy and markets began to improve - and we plan to be one of them.

Actively managing capital is not a new strategy here at C&F; it has been a part of our mission statement for a long time. Over the years we have increased our dividends, repurchased our stock, and we grew the bank's assets - all of which effectively utilized our capital. In December of 2007 we strengthened our capital by issuing an additional $10 million in trust preferred securities, a significant portion of which acts as Tier 1 capital. We were also pleased that the government decided to invest in the healthiest banks throughout the country with the TARP program; we decided to participate in order to further strengthen our ability to serve customers. As a result of all these actions our capital position remains strong.

We also continue to be very active in managing our liquidity. While deposits will always be our biggest source of liquidity, we realized some time ago that financial institutions could benefit from diversifying sources of liquidity and we have done so. As a result we have never had to worry about liquidity and our current position, like our capital, remains strong.

Our actions will allow us to grow and take advantage of opportunities that may present themselves in 2009.



LARRY G. DILLON

Letter from the President

On behalf of the Board of Directors, I am pleased to present C&F Financial Corporation's 2008 Annual Report. While I am concerned about the economy, C&F remains profitable and I am confident about our ability to remain profitable. I am also optimistic about our future, especially as these economic crises we are now in begin to subside. Without question, the past two years have been two of the most challenging the Company has ever faced. Unfortunately, with the current state of the economy, we will most likely be experiencing more of the same for some time. >>>>



Many believe that this is the worst economic situation since the great depression and I would have to agree. We are in the midst of a deepening recession and many banks have tremendous amounts of bad loans and investments on their books, making the financial sector very vulnerable to any worsening in the economy.

Some in Washington want to point their fingers at the banks as being the cause of this economic mess. To a certain degree, there may be some truth in that. However, most of that would be attributed to the mortgage banks, the investment banks and the large banks, many of which are no longer with us – not the "main street" banks.

Blame does not rest with just the banks. The finger could just as easily be pointed at Washington and some of the policies that originated there. One example is the Community Reinvestment Act. While this Act may have been well-intentioned, it forced banks to make loans and investments to individuals and organizations that might otherwise not have qualified. Another example of questionable political influence was the push during the Clinton years of making residential loans available "to all." Again, well-intentioned, but look what those policies may have helped precipitate. And maybe Washington's biggest mistake of all was failing to provide sufficient oversight to Freddie Mac and Fannie Mae and their loose lending practices.

Many of us in the "main street" banking world could see that the lending practices taking place until just last year would eventually come back to haunt us: making loans to those who should not qualify; making loans to individuals where the lender did not or could not verify the borrowers' income or assets to assure repayment was feasible; or making variable rate loans to individuals and qualifying them based on payments determined by the very low teaser rate versus a normal rate that would be effective at the end of the teaser period. The new payment amount ended up being one that anyone could see the borrower could not afford. Most banks did not participate in this type of lending, and many of those who did are either no longer with us or struggling to survive.

In short, the end result is that real estate values have fallen and sales of new homes have slowed. Investment values have fallen and that means the net worth of millions of Americans has been greatly reduced. Some of the larger financial institutions no longer exist; the economy is in a recession and more and more jobs are being lost every day. Congress would like banks to lend and banks would like to lend, but banks want to make loans that will be paid back as agreed. Who to lend to and who not to lend to – even among financial institutions – are tough decisions in these times. To use an analogy of the son of a good friend of mine, it's like you've locked a hundred people into a room; two of them have a very deadly disease that if you touch them, you too, will die; no one knows who they are, so no one in the room will touch any of the others. That was very much the case in September of 2008 when banks stopped lending to each other and the whole financial system all but collapsed. Today, it is still in the minds of lenders who want to have confidence that their borrowers will be around to pay back their loans. To rebuild that faith is going to take time.

Net income for 2008 was $4.18 million (including a loss of $976 thousand, net of tax benefits, relating to our investments in the preferred stock of Fannie Mae and Freddie Mac) compared to $8.48 million earned in 2007. This resulted in a return on average equity of 6.39% and a return on average assets of 0.51% for 2008, compared to 13.03% and 1.13%, respectively, for 2007. Total assets increased from $786 million at the end of 2007 to $856 million at

December 31, 2008, with loans increasing by more than $50 million. Loans grew in the 7-8% range at both the Bank and the Finance Company. Deposits grew 4.39% for the year, going from $528 million at the end of 2007 to $551 million at December 31, 2008.

The primary factors contributing to our earnings decline were the continued pressure on our spread; our provisions for loan losses; expenses associated with troubled assets; and, the impact of the losses from our Freddie Mac and Fannie Mae investments, as mentioned above.

Our margin compression can probably best be explained by example. Over the past two years, the Federal Reserve has aggressively dropped interest rates in its attempt to spur the economy. The result is that the Prime Rate is now 3.25%. At C&F Bank, approximately half of our loans are indexed to this rate. Each time the Prime Rate dropped 0.5%, our interest income declined $1 million. And then there is the fact that we have competitors still offering 12-month CDs at 3%, which keeps the cost of deposits higher for all banks. Therefore, the Bank's net interest margin has declined, making it harder to cover overhead and return a profit.

With the decline in the economy, some of our customers' ability to repay their loans on a timely basis has diminished. With the drop in home prices, as well as the drop in lot values, several of our real estate development loans, which were once well-secured and properly performing, became nonperforming loans. With regard to our consumer real estate loans, even though our customers' equity values in their homes have dropped significantly, we have not yet experienced a significant increase in delinquencies. However, the same cannot be said regarding the experience at our Finance Company, where the effects of rising unemployment have been immediately reflected in higher charge-offs.

With the decline in the overall economy as well as the decline in the real estate market, increasing our provisions for loan losses became imperative in 2008. Overall, we increased our provisions to $13.8 million in 2008, which is $6.6 million over the $7.1 million expensed in 2007. The majority of the increase, $3.9 million, was made by the Finance Company due to its growth in loans outstanding as well as significantly higher charge-offs resulting from the deteriorating economy. At the Bank, the $2.0 million increase in provision was necessitated by an increase in nonperforming assets to $18.6 million, consisting of $17.2 million of nonaccrual loans and $1.4 million of foreclosed properties. The largest components of the nonaccrual loans are two commercial relationships aggregating $15.6 million, which are secured by residential real estate. Based on current appraisals of the collateral, we believe that we have provided adequately for future loan losses. The foreclosed properties consist primarily of $1.3 million with one commercial relationship.

The Mortgage Company provided for $1.1 million of what is known as indemnification losses in 2008. These are losses on loans we originated that had early payment defaults or loans sold to investors that were later found to have been made under fraudulent circumstances (i.e., the customers gave us fraudulent information in order to get their loans approved). Based on the loans returned to us up to this point, we believe that we have adequately reserved for potential losses. In addition to our provisions for loan losses at our core business segments, expenses associated with dealing with problem loans have increased.

>>>>

LAURA SHREAVES

Senior Vice President of Human Resources

A business must foster an environment of trust and commitment in order to recruit, grow, and retain superior talent. And creating this high level of trust and commitment begins and ends with the quality of the relationships we build as a team. Trust creates loyalty, and loyal employees do a great job for our shareholders. I am committed to this!

Like other companies, we here at C&F are seeing a generational transition with regard to our talent base. We value the experience of the teammates who have been here for many years and we are grateful for their dedication and loyalty, and it is very important to me that we continually invest in these relationships so that these employees stay with us.

We are also adding individuals to our team who bring new experience and skill, and they are strengthening the bank too. Our future depends on our ability to continue to recruit that talent, and it is my job to make sure that happens.



BRYAN MCKERNON

President of C&F Mortgage Corporation

I am proud to tell you that 2009 is already presenting real opportunities for us to strengthen our already strong performance at C&F Mortgage.

The disruption in the mortgage market is presenting us with the opportunity to strengthen our talent base. Many of our mortgage competitors are struggling or have even disappeared; C&F is known as a quality mortgage provider and that is helping us attract top talent from struggling competitors. We have proven the ability to retain talent once we have it, and our competitors are willing to let it go now.

Because of our reputation we are also seeing an opportunity to negotiate favorable product offerings, enabling us to outperform the market.

In summary, I know that we have a powerful combination: the best talent delivering the best products available from a company with a strong reputation. We appreciate the opportunity to serve you as our shareholder.



While we believe the current reserves in each of our major business segments are adequate for potential loan losses, we are constantly monitoring the situation and may increase reserves in the future based upon changes in our portfolios and general economic conditions.

Our capital and liquidity positions at the Bank remain strong. As we began to see the credit markets tightening last year, we obtained several new lines of credit that could be used during a liquidity crunch. We wanted to have many options available to us to obtain liquidity should the credit crisis worsen. We now feel that we are in an excellent position. Also, at year-end the Bank's total capital well exceeded regulatory guidelines for well-capitalized status.

Even though we knew we were well-capitalized, we took advantage of the U.S. Treasury's TARP (*Troubled Asset Relief Program*) Capital Purchase Program by selling $20 million of preferred stock to the Treasury on January 9, 2009. Our ultimate decision to participate in this program took several turns. Initially, we had no interest in the Capital Purchase Program because we were well-capitalized. As the Treasury's discussions progressed, however, the initiative changed to being one of assuring that the healthiest banks survived the economic crisis by infusing them with more capital. At the encouragement of both of our regulators, the FDIC and the State Bureau of Financial Institutions, we reconsidered submitting an application. We certainly wanted to be recognized as one of the healthiest banks in the country and given that the dividend rate on the preferred stock was reasonable, we believed this to be an appropriate way to help further assure our future.

This was not "bailout" money. We have to pay a 5% annual dividend on the preferred stock and we issued a warrant, which allows the Treasury to purchase approximately 168,000 shares of our common stock. The Treasury will actually receive a reasonable return through both the dividend and the right to purchase our stock through the warrant and then resell it at a profit. We believe that being one of the first 200 banks in the country to sell stock under this program has distinguished C&F as one of the healthiest banks in the country.

The picture has changed as Congress has become more involved. Congress wants banks to leverage this capital by making more loans. At first glance this may look like a good plan, yet we must remember that part of what got us into this situation to begin with was their encouragement for banks to make loans that should not have been made. Congress should remember that bankers want to make ALL the good loans they can but bankers also want to know that they are making loans that will be repaid as agreed. If the government continues to change the rules of participation in the Capital Purchase Program, we may consider the merits of paying it back sooner rather than later.

We are doing everything we can to make as many good loans as possible, with or without the government's encouragement. To incent buyers to act now, we are offering special financing rates for real estate that we have acquired through foreclosure, as well as real estate owned by our developers and builders who are experiencing slow sales of their properties. This helps our customers and C&F. We are also working with our customers to do everything possible to avoid foreclosures. We want to do everything we can to help pull us all out of this crisis – for everyone's sake.

We know that our dividend rate and our stock price are important to all of our shareholders. Unfortunately, our stock price has been rising and falling with the market fluctuations of the entire financial sector. Given where bank earnings are, I don't see any significant changes in the near future. As to our dividend rate, we are trying to do whatever we can to keep it at its current level. However, dividends deplete capital and it is very important that we have sufficient capital for future growth as well as unexpected losses. Please know that the Board is constantly evaluating our dividend policy and its impact on our capital and other business activities.

Even though recent events can be depressing to some, I try to find positives in whatever happens, and I think we can find quite a few surrounding our current situation. First, there is a good cleansing taking place in the market. I am hopeful the end result will be that the financial markets learn the lessons from these events and the irresponsible lending practices of the last ten to fifteen years will not reappear. Prudent lending should return: evaluating the ability to repay, verifying income and assets, etc. As a part of this cleansing, some of the players of the last few years will no longer be with us - for example, those that took shortcuts, those that deceived customers, those that were only interested in what they could make off the transaction, etc. From a personal perspective, this readjustment in the real estate market should make it more feasible for our children to have hope for owning their own homes, which is certainly more feasible than if real estate prices had continued their upward spiral.

What can we expect for 2009? I'm not sure that the "bottom" has been reached. Given that scenario, I would expect the Bank to have more loans go into a nonperforming status, which would require us to continue to build our reserves for bad debt, thereby negatively impacting income. I'm not sure that it will be worse than 2008, but it probably will not be a whole lot better. I would expect our Finance Company to have more charge-offs as a result of higher unemployment. I would expect movement in the housing market if mortgage rates continue to decline. More people will also take advantage of refinancing their homes and purchase homes now within their financial reach due to the lower prices in the market. This would mean more production and possibly more income at the Mortgage Company. If interest rates increase, all bets are off.

2009 will most likely be another difficult year. However, by the fourth quarter, I believe we will have a better understanding of the possibility of economic improvement. I believe our future remains bright. When we can stabilize our reserves for bad debts, when interest spreads improve to more traditional levels, and when the housing market improves, then we will see improvements in our earnings. I am optimistic.

It has been a tough year for all. I want to thank all of our C&F employees. They have worked incredibly hard to help lead our company through this highly challenging and chaotic environment. Many of these employees have sacrificed a great deal to put in an effort of which we all should be proud. As you read this Annual Report, you will see the names and faces, and read the comments of several of our senior leaders; these are some of the individuals who I am counting on to join me in leading C&F to great success as we move forward. Many thanks also to our directors for their continued guidance and, as always, many thanks to you for your continued support. May God's blessings help pull us all through these difficult times.

Larry G. Dillon

Larry G. Dillon
Chairman, President & Chief Executive Officer

MATTHEW STEILBERG

Senior Vice President of Retail Banking

A business must have a distinct and remarkable advantage over its competitors in order to be successful. Our advantage in prior years has been providing superior customer service. And while we still feel good about our customer service, our competitors have improved theirs too – and so that advantage has narrowed. That's why we will add new customer experience strategies this year to build on our positive reputation, thereby creating a compelling and distinctive advantage for C&F.

We will also implement new business development plans, one of which is to add more branch teammates dedicated to proactively servicing and growing current customer relationships. These Relationship Bankers will also work very hard to acquire new customers from our competition.

Customers will also see Managers who are even more passionate about the excellence of their business; they will be visibly active on the floor of their branch, leading a distinctive customer experience.

Lastly, we will all be held accountable for exceeding budget expectations and greatly strengthen how we reward and recognize our very best employees.

Please come see us!





Listed left to right: *Joshua H. Lawson, Audrey D. Holmes, Bryan E. McKernon, Barry R. Chernack, Larry G. Dillon, J. P. Causey Jr., Paul C. Robinson, C. Elis Olsson, William E. O'Connell Jr., James H. Hudson III*

C&F DIRECTORS & OFFICERS

C&F FINANCIAL CORPORATION / C&F BANK BOARD OF DIRECTORS

J. P. Causey Jr.*+
Executive Vice President, Secretary & General Counsel
Chesapeake Corporation

Barry R. Chernack*+
Retired Partner
PricewaterhouseCoopers LLP

Larry G. Dillon*+
Chairman, President & CEO
C&F Financial Corporation
Citizens and Farmers Bank

Audrey D. Holmes*+
Attorney-at-Law
Audrey D. Holmes, Attorney-at-Law

James H. Hudson III*+
Attorney-at-Law
Hudson & Bondurant, P.C.

Joshua H. Lawson*+
President
Thrift Insurance Corporation

Bryan E. McKernon+
President & CEO
C&F Mortgage Corporation

William E. O'Connell Jr.*+
Chessie Professor of Business, Emeritus
The College of William and Mary

C. Elis Olsson*+
Director of Operations
Martinair, Inc.

Paul C. Robinson*+
Owner & President
Francisco, Robinson & Associates, Realtors

* C&F Financial Corporation Board Member
\+ C&F Bank Board Member

SANDSTON / VARINA ADVISORY BOARD

Robert A. Canfield
Attorney-at-Law
Canfield, Shapiro, Baer, Heller & Johnston

E. Ray Jernigan
Business Owner
Citizens Machine Shop

S. Floyd Mays
Insurance Agent/Owner
Floyd Mays Insurance

James M. Mehfoud
Pharmacist/Business Owner
Sandston Pharmacy

Robert F. Nelson Jr.
Professional Engineer
Engineering Design Associates

Reginald H. Nelson IV
Senior Partner
Colonial Acres Farm

John G. Ragsdale II
Business Owner
Sandston Cleaners

Philip T. Rutledge Jr.
Retired Deputy County Manager
County of Henrico

Sandra W. Seelmann
Real Estate Broker/Owner
Varina & Seelmann Realty

C&F BANK RICHMOND BOARD

Jeffery W. Jones
Chairman & CEO
WFofR, Incorporated

S. Craig Lane
President
Lane & Hamner, P.C.

J. Charles Link
President
C&F Bank/Richmond

William E. O'Connell Jr.
Chessie Professor of Business, Emeritus
The College of William and Mary

Meade A. Spotts
President
Spotts, Fain, P.C.

Scott E. Strickler
Treasurer
Robins Insurance Agency, Inc.

C&F MORTGAGE CORPORATION BOARD OF DIRECTORS

J. P. Causey Jr.
Executive Vice President, Secretary & General Counsel
Chesapeake Corporation

Larry G. Dillon
Chairman of the Board

James H. Hudson III
Attorney-at-Law
Hudson & Bondurant, P.C.

Bryan E. McKernon
President & CEO
C&F Mortgage Corporation

William E. O'Connell Jr.
Chessie Professor of Business, Emeritus
The College of William and Mary

Paul C. Robinson
Owner & President
Francisco, Robinson & Associates, Realtors

INDEPENDENT PUBLIC ACCOUNTANTS

Yount, Hyde & Barbour, P.C.
Winchester, Virginia

CORPORATE COUNSEL

Hudson & Bondurant, P.C.
West Point, Virginia

C&F BANK ADMINISTRATIVE OFFICES

802 Main Street
West Point, Virginia 23181
(804) 843-2360

3600 LaGrange Parkway
Toano, Virginia 23168
(757) 741-2201

Larry G. Dillon*
Chairman, President & CEO

Thomas F. Cherry*
Executive Vice President, CFO & Secretary

Amy J. Doherty
Senior Vice President, Information Officer

Ronald P. Espy
Senior Vice President & Chief Lending Officer

Laura H. Shreaves
Senior Vice President & Director of Human Resources

Matthew H. Steilberg
Senior Vice President, Retail Banking

E. Turner Coggin
Vice President, Senior Loan Underwriter

Sandra S. Fryer
Vice President, Application Support Manager

Deborah H. Hall
Vice President, Credit Administration

Donna M. Haviland
Vice President, Director of Internal Audit

Dollie M. Kelly
Vice President, Market Leader

James M. Lull
Vice President, Commercial Lending

Deborah R. Nichols
Vice President, Quality Control

Mary-Jo Rawson
Vice President & Controller

Helga H. Ridenhour
Vice President, Retail Banking Operations Manager

Christopher A. Spillare
Vice President & Treasurer

Teresa S. Weaver
Vice President, Market Leader

*Officers of C&F Financial Corporation

CHESTER, VIRGINIA
Mary Schoenfelder
Vice President & Branch Manager

HAMPTON, VIRGINIA
Jackie W. Norman
Branch Manager

MECHANICSVILLE, VIRGINIA
Elliot G. Jenkins
Branch Manager

MIDLOTHIAN, VIRGINIA
Kirsten E. D. Francis
Assistant Vice President & Branch Manager

NEWPORT NEWS, VIRGINIA
Cynthia W. Tatum
Branch Manager

NORGE, VIRGINIA
Taryn R. Haden
Branch Manager

PROVIDENCE FORGE, VIRGINIA
James D. W. King
Vice President & Branch Manager

QUINTON, VIRGINIA
Van N. McPherson
Assistant Vice President & Branch Manager

RICHMOND, VIRGINIA
West Broad Street
Kevin L. Ford
Assistant Vice President & Branch Manager

Patterson Avenue
T. Hurst Kelley
Branch Manager

VARINA, VIRGINIA
Tracy E. Pendleton
Vice President, Commercial Lending

SALUDA, VIRGINIA
Elizabeth B. Faudree
Vice President & Branch Manager

SANDSTON, VIRGINIA
Katherine P. Buckner
Vice President & Branch Manager

WEST POINT, VIRGINIA
Main Street
14th Street
Donna T. Callis
Branch Manager

WILLIAMSBURG, VIRGINIA
Jamestown Road
Alec J. Nuttall
Assistant Vice President & Branch Manager

Longhill Road
Marci R. Clodfelter
Assistant Vice President & Branch Manager

YORKTOWN, VIRGINIA
Barrett J. Franklin
Branch Manager

CONSTRUCTION LENDING OFFICE
C&F Center
1400 Alverser Drive
Midlothian, Virginia 23113
(804) 858-8351

Terrence C. Gates
Vice President, Real Estate Construction

C&F BANK / RICHMOND ADMINISTRATIVE OFFICE
C&F Center
1340 Alverser Drive
Midlothian, Virginia 23113
(804) 378-0332

J. Charles Link
President

Edward W. Estes III
Vice President, Commercial Lending

Charles T. Nuttle
Vice President, Commercial Lending

Tracy E. Pendleton
Vice President, Commercial Lending

David L. Shaffer
Vice President, Commercial Lending

C&F BANK / PENINSULA ADMINISTRATIVE OFFICE
City Center
11815 Fountain Way, Suite 410
698 Town Center Drive
Newport News, Virginia 23606
(757) 952-1670

Vern E. Lockwood II
President

David S. Jolley
Vice President, Commercial Lending

Lorie D. Sarrett
Vice President, Commercial Lending

Bonnie S. Smith
Vice President, Real Estate Lending

C&F INVESTMENT SERVICES, INC.
802 Main Street
West Point, Virginia 23181
(804)843-4584 or (800) 583-3863

Eric F. Nost
President

MIDLOTHIAN, VIRGINIA
Douglas L. Hartz
Vice President

RICHMOND, VIRGINIA
Bruce D. French
Assistant Vice President

WILLIAMSBURG, VIRGINIA
Douglas L. Cash Jr.
Vice President

ERIC NOST
President of C&F Investments

It goes without question that the investment business changed dramatically in 2008. At C&F Investment Services we are adapting to meet the challenge that this change has produced.

In 2009 and going forward we are committed to conducting proactive semi-annual portfolio reviews with our customers. These meetings will enable us to understand if and how each customer's personal goals and objectives have changed. When we understand these changes, we can recommend the appropriate rebalancing of their portfolio to support those changes.


THE WALL ST

C&F MORTGAGE CORPORATION ADMINISTRATIVE OFFICE

C&F Center
1400 Alverser Drive
Midlothian, Virginia 23113
(804) 858-8300

Bryan E. McKernon
President & CEO

Mark A. Fox
Executive Vice President & COO

Donna G. Jarratt
Senior Vice President & Chief of Branch Administration

Kevin A. McCann
Senior Vice President & CFO

Tracy L. Bishop
Vice President & Human Resources Manager

M. Kathy Burley
Vice President & Closing Manager

Susan L. Driver
Vice President & Underwriting Manager

Madeline Witty
Compliance Manager

Michael J. Vogelbach
Manager of Information Systems

Katherine K. Watrous
Controller

CHARLOTTESVILLE, VIRGINIA

William E. Hamrick
Vice President & Branch Manager

FAIRFAX, VIRGINIA

Mark C. Canniff, Sr.
Branch Manager

FREDERICKSBURG, VIRGINIA

Brian F. Whetzel
Branch Manager

R.W. Edmondson III
Branch Manager

CHARLOTTE, NORTH CAROLINA

Patrick B. Edmondson
Sales Manager

HANOVER, VIRGINIA
ROANOKE, VIRGINIA

John H. Reeves III
Vice President & Regional Manager

FISHERSVILLE, VIRGINIA

Vickie J. Painter
Branch Manager

GASTONIA, NORTH CAROLINA

Nancy W. Poteat
Branch Manager

HARRISONBURG, VIRGINIA

Gloria J. Wright
Branch Manager

LYNCHBURG, VIRGINIA

Shirley D. Falwell
Branch Manager

Andrew N. Shields
Branch Manager

MIDLOTHIAN, VIRGINIA

Brandon W. Beswick
Branch Manager–Southside

Donald R. Jordan
Vice President & Branch Manager–Richmond South

Susan P. Burkett
Vice President & Operations Manager

Daniel J. Murphy
Vice President & Branch Manager–Midlothian

Page C. Yonce
Vice President & Branch Manager–Richmond Central

NEWPORT NEWS, VIRGINIA
WILLIAMSBURG, VIRGINIA

Linda H. Gaskins
Vice President & Branch Manager

Mary L. Rebholz
Production Manager

RICHMOND, VIRGINIA

William A. Brown, Jr.
Branch Manager–Richmond West

VIRGINIA BEACH, VIRGINIA

Francis B. "Chip" Simkins III
Branch Manager

George Temple Jr.
Production Manager

ANNAPOLIS, MARYLAND

Michael J. Mazzola
Senior Vice President & Maryland Area Manager

William J. Regan
Vice President & Branch Manager

ELLICOTT CITY, MARYLAND

Scott B. Segrist
Branch Manager

Robert G. Menton
Branch Manager

WALDORF, MARYLAND

Timothy J. Murphy
Branch Manager

NEWPORT, DELAWARE

Craig I. Snyder
Branch Manager

MOORESTOWN, NEW JERSEY

R. Scott Wallace
Branch Manager

C&F TITLE AGENCY, INC.

Midlothian, Virginia
Eileen A. Cherry
Vice President & Title Insurance Underwriter

HOMETOWN SETTLEMENT SERVICES LLC

Annapolis, Maryland

CERTIFIED APPRAISALS LLC

Midlothian, Virginia
H. Daniel Salomonsky
Vice President & Appraisal Manager

C&F FINANCE COMPANY ADMINISTRATIVE OFFICE

4660 South Laburnum Avenue
Richmond, Virginia 23231
(804) 236-9601

S. Dustin Crone
Executive Vice President

C. Shawn Moore
Senior Vice President

Michael K. Wilson
Senior Vice President & COO

Alfred D. Hinkle, Jr.
Vice President, Human Resources

Thomas W. Young
Vice President, Operations

NORTHERN VIRGINIA/ MARYLAND REGION

Kevin F. Jones Jr.
Area Sales Manager

HAMPTON/VA BEACH, VIRGINIA
RICHMOND, VIRGINIA
EASTERN TENNESSEE

Pamela L. Austin
Regional Manager

GREENSBORO, NORTH CAROLINA

Michael L. Seguin
Area Sales Manager

NASHVILLE, TENNESSEE
CINCINNATI/NORTHERN KENTUCKY

J. Steven Davis
Area Sales Manager



DUSTY CRONE

Executive Vice President of C&F Finance

As I reflect on our successes and opportunities from 2008, two significant opportunities stood out. The first is that we have done an even better job of being actively involved with the smallest of details that impact C&F Finance's performance and profitability. As a leadership team, we analyze our operations every day for opportunities that will reduce costs and generate revenue.

Secondly, our entire team is focused on the bottom line with an "all hands on deck" philosophy. From a sales person collecting an account to a manager assisting in the verification process, everyone is committed to doing what it takes to get the job done and make a difference!

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)
(X) **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2008

or

( ) **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from ____________to____________

Commission file number 000-23423

C&F FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

Virginia	**54-1680165**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

802 Main Street
West Point, VA 23181
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (804) 843-2360

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, $1.00 par value per share	**The NASDAQ Stock Market LLC**
Title of each class	**Name of each exchange on which registered**

Securities registered pursuant to Section 12(g) of the Act:
NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes (_) No (X)

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes (_) No (X)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes (X) No (_)

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ( )

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer (_)	Accelerated Filer (X)
Non-accelerated filer (_) (Do not check if a smaller reporting company)	Smaller reporting company (_)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes (_) No (X)

The aggregate market value of voting and non-voting common stock held by non-affiliates of the registrant as of June 30, 2008 was $66,512,458.

There were 3,039,941 shares of common stock outstanding as of February 25, 2009.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement dated March 16, 2009 to be delivered to shareholders in connection with the Annual Meeting of Shareholders to be held April 21, 2009 are incorporated by reference in Part III of this report.

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

General

C&F Financial Corporation (the Corporation) is a bank holding company that was incorporated in March 1994 under the laws of the Commonwealth of Virginia. The Corporation owns all of the stock of its sole operating subsidiary, Citizens and Farmers Bank (C&F Bank or the Bank), which is an independent commercial bank chartered under the laws of the Commonwealth of Virginia. The Bank originally opened for business under the name Farmers and Mechanics Bank on January 22, 1927. The Bank has the following five wholly-owned subsidiaries, all incorporated under the laws of the Commonwealth of Virginia:

- C&F Mortgage Corporation and its wholly-owned subsidiaries Hometown Settlement Services LLC, Certified Appraisals LLC and C&F Reinsurance LTD
- C&F Finance Company
- C&F Investment Services, Inc.
- C&F Insurance Services, Inc.
- C&F Title Agency, Inc.

The Corporation operates in a decentralized manner in three principal business activities: (1) retail banking through C&F Bank, (2) mortgage banking through C&F Mortgage Corporation (C&F Mortgage) and (3) consumer finance through C&F Finance Company (C&F Finance). The following general business discussion focuses on the activities within each of these segments.

In addition, the Corporation conducts brokerage activities through C&F Investment Services, Inc., insurance activities through C&F Insurance Services, Inc. and title insurance services through C&F Title Agency, Inc. The financial position and operating results of any one of these subsidiaries are not significant to the Corporation as a whole and are not considered principal activities of the Corporation at this time.

The Corporation also owns two non-operating subsidiaries, C&F Financial Statutory Trust II (Trust II) formed in December 2007 and C&F Financial Statutory Trust I (Trust I) formed in July 2005. These trusts were formed for the purpose of issuing $10.0 million each of trust preferred capital securities in private placements to institutional investors. These trusts are unconsolidated subsidiaries of the Corporation and their principal assets are $10.3 million each of the Corporation's junior subordinated debt securities (referred to herein as "trust preferred capital notes,") that are reported as liabilities of the Corporation.

Retail Banking

We provide retail banking services at the Bank's main office in West Point, Virginia, and 17 Virginia branches located one each in Chester, Hampton, Mechanicsville, Midlothian, Newport News, Norge, Providence Forge, Quinton, Saluda, Sandston, Varina, West Point, Yorktown, and two each in Williamsburg and Richmond. These branches provide a wide range of banking services to individuals and businesses. These services include various types of checking and savings deposit accounts, as well as business, real estate, development, mortgage, home equity and installment loans. The Bank also offers ATMs, internet banking, credit card and trust services, as well as travelers' checks, safe deposit box rentals, collection, notary public, wire service and other customary bank services to its customers. Revenues from retail banking operations consist primarily of interest earned on loans and investment securities and fees related to deposit services. At December 31, 2008, assets of the Retail Banking segment totaled $697.9 million. For the year ended December 31, 2008, income before income taxes for this segment totaled $931,000.

Mortgage Banking

We conduct mortgage banking activities through C&F Mortgage, which was organized in September 1995. C&F Mortgage provides mortgage loan origination services through 13 locations in Virginia, three in Maryland, two in North Carolina and one each in Newport, Delaware and Moorestown, New Jersey. The Virginia offices are located one each in Charlottesville, Fairfax, Fishersville, Fredericksburg, Hanover, Harrisonburg, Lynchburg, Midlothian, Newport News, Roanoke and Virginia Beach and two in Richmond. The Maryland offices are located in Annapolis, Ellicott City and Waldorf. The North Carolina offices are located in Charlotte and Gastonia. C&F Mortgage offers a wide variety of residential mortgage loans, which are originated for sale to numerous investors. C&F Mortgage does not securitize loans. Purchasers of loans include, but are not limited to, Countrywide Bank, FSB; Wells Fargo Home Mortgage; Franklin American Mortgage Company; the Virginia Housing Development Authority; JPMorgan Chase Bank, N.A.; and Branch Banking & Trust Company. The Bank also purchases lot and permanent loans and home equity lines of credit from C&F Mortgage. C&F Mortgage originates conventional mortgage loans, mortgage loans insured by the Federal Housing Administration (the FHA), mortgage loans partially guaranteed by the Veterans Administration (the VA) and home equity loans. A majority of the conventional loans are conforming loans that qualify for purchase by the Federal National Mortgage Association (Fannie Mae) or the Federal Home Loan Mortgage Corporation (Freddie Mac). The remainder of the conventional loans are non-conforming loans that do not meet Fannie Mae or Freddie Mac guidelines, but are eligible for sale to various other investors. Through its subsidiaries, C&F Mortgage also provides ancillary mortgage loan origination services for loan settlement and residential appraisals. Revenues from mortgage banking operations consist principally of gains on sales of loans in the secondary mortgage market, loan origination fee income and interest earned on mortgage loans held for sale. At December 31, 2008, assets of the Mortgage Banking segment totaled $45.1 million. For the year ended December 31, 2008, income before income taxes for this segment totaled $2.4 million.

Consumer Finance

We conduct consumer finance activities through C&F Finance, which the Bank acquired on September 1, 2002. C&F Finance is a regional finance company providing automobile loans throughout Virginia and in portions of Indiana, Kentucky, Maryland, North Carolina, Ohio, Tennessee and West Virginia through its offices in Richmond and Hampton, Virginia, in Nashville, Tennessee and in Towson, Maryland. C&F Finance is an indirect lender that provides automobile financing through lending programs that are designed to serve customers in the "non-prime" market who have limited access to traditional automobile financing. C&F Finance generally purchases automobile retail installment sales contracts from manufacturer-franchised dealerships with used-car operations and through selected independent dealerships. C&F Finance selects these dealers based on the types of vehicles sold. Specifically, C&F Finance prefers to finance later model, low mileage used vehicles because the initial depreciation on new vehicles is extremely high. C&F Finance's typical borrowers have experienced prior credit difficulties. Because C&F Finance serves customers who are unable to meet the credit standards imposed by most traditional automobile financing sources, C&F Finance typically charges interest at higher rates than those charged by traditional financing sources. As C&F Finance provides financing in a relatively high-risk market, it expects to experience a higher level of credit losses than traditional automobile financing sources. Revenues from consumer finance operations consist principally of interest earned on automobile loans. At December 31, 2008, assets of the Consumer Finance segment totaled $178.7 million. For the year ended December 31, 2008, income before income taxes for this segment totaled $4.3 million.

Employees

At December 31, 2008, we employed 497 full-time equivalent employees. We consider relations with our employees to be excellent.

Competition

Retail Banking

In the Bank's market area, we compete with large national and regional financial institutions, savings associations and other independent community banks, as well as credit unions, mutual funds, brokerage firms and insurance companies. Increased competition has come from out-of-state banks through their acquisition of Virginia-based banks and expansion of community and regional banks into our service areas.

The banking business in Virginia, and in the Bank's primary service area in the Hampton to Richmond corridor, is highly competitive for both loans and deposits, and is dominated by a relatively small number of large banks with many offices operating over a wide geographic area. Among the advantages such large banks have are their ability to finance wide-ranging advertising campaigns and, by virtue of their greater total capitalization, to have substantially higher lending limits than the Bank.

Factors such as interest rates offered, the number and location of branches and the types of products offered, as well as the reputation of the institution affect competition for deposits and loans. We compete by emphasizing customer service and technology, establishing long-term customer relationships, building customer loyalty, and providing products and services to address the specific needs of our customers. We target individual and small-to-medium size business customers.

No material part of the Bank's business is dependent upon a single or a few customers, and the loss of any single customer would not have a materially adverse effect upon the Bank's business.

Mortgage Banking

C&F Mortgage competes with large national and regional banks, credit unions, smaller regional mortgage lenders and small local broker operations. As loan volumes have decreased over the past five years, the industry has seen a consolidation in the number of competitors in the marketplace. However, the competition with regard to price has increased tremendously as the remaining participants struggle to achieve volume and profitability benchmarks. The contraction in volume, accompanied by the downturn in the housing markets related to declines in real estate values, increased payment defaults and foreclosures have had a dramatic effect on the secondary market. The guidelines surrounding agency business (i.e., loans sold to Fannie Mae and Freddie Mac) have become much more restrictive and the associated mortgage insurance for loans above 80 percent loan-to-value has continued to tighten. The jumbo markets have slowed considerably and pricing has increased dramatically. These changes in the conventional market have caused a dramatic increase in government lending and state bond programs. To operate profitably in this environment, lenders must have a high level of operational and risk management skills and be able to attract and retain top mortgage origination talent. C&F Mortgage competes by attracting the top sales people in the industry, providing an operational infrastructure that manages the guideline changes efficiently and effectively, offering a product menu that is both competitive in loan parameters as well as price, and providing consistently high quality customer service levels.

No material part of C&F Mortgage's business is dependent upon a single customer and the loss of any single customer would not have a materially adverse effect upon C&F Mortgage's business. C&F Mortgage, like all residential mortgage lenders, would be impacted by the inability of Fannie Mae, Freddie Mac, the FHA or the VA to purchase loans. Although C&F Mortgage sells loans to various intermediaries, the ability of these aggregators to purchase loans would be limited if these government-sponsored entities were to cease to exist.

Consumer Finance

The non-prime automobile finance business is highly competitive. The automobile finance market is highly fragmented and is served by a variety of financial entities, including the captive finance affiliates of major automotive manufacturers, banks, savings associations, credit unions and independent finance companies. Many of these competitors have substantially greater financial resources and lower costs of funds than our finance subsidiary. In addition, competitors often provide financing on terms that are more favorable to automobile purchasers or dealers than the terms C&F Finance offers. Many of these competitors also have long-standing relationships with automobile dealerships and may offer dealerships or their customers other forms of financing, including dealer floor plan financing and leasing, which we do not.

During 2008, there was significant contraction in the number of institutions providing automobile financing for the non-prime market. This contraction accompanied the economic downturn and the tightening of credit, which contributed to increasing defaults, a decline in collateral values and higher charge-offs. To operate profitably in this environment, lenders must have a high level of operational and risk management skills.

Providers of automobile financing traditionally have competed on the basis of interest rates charged, the quality of credit accepted, the flexibility of loan terms offered and the quality of service provided to dealers and customers. To establish C&F Finance as one of the principal financing sources at the dealers it serves, we compete predominately through a high level of dealer service, strong dealer relationships and by offering flexible loan terms.

No material part of C&F Finance's business is dependent upon any single dealer relationship, and the loss of any single dealer relationship would not have a materially adverse effect upon C&F Finance's business.

Regulation and Supervision

General

Bank holding companies and banks are extensively regulated under both federal and state law. The following summary briefly describes the more significant provisions of applicable federal and state laws and certain regulations and the potential impact of such provisions on the Corporation and the Bank. This summary is not complete, and we refer you to the particular statutory or regulatory provisions or proposals for more information. It is also not clear at this time what impact the Emergency Economic Stabilization Act of 2008, enacted October 3, 2008, as amended by the American Recovery and Reinvestment Act of 2009, enacted February 17, 2009, (the EESA) or other initiatives of the U.S. Department of the Treasury (Treasury) and other bank regulatory agencies that have been announced, or any additional program that may be initiated in the future, will have on the financial markets, the financial services industry, the Corporation or the Bank. Because federal regulation of financial institutions changes regularly and is the subject of constant legislative debate, we cannot forecast how federal regulation of financial institutions may change in the future and impact the Corporation's and the Bank's operations.

Regulation of the Corporation

The Corporation must file annual, quarterly and other periodic reports with the Securities and Exchange Commission (the SEC). The Corporation is directly affected by the corporate responsibility and accounting reform legislation signed into law on July 30, 2002, known as the Sarbanes-Oxley Act of 2002 (the SOX Act), and the related rules and regulations. The SOX Act includes provisions that, among other things: (1) require that periodic reports containing financial statements that are filed with the SEC be accompanied by chief executive officer and chief financial officer certifications as to their accuracy and compliance with law; (2) prohibit public companies, with certain limited exceptions, from making personal loans to their directors or executive officers; (3) require chief executive officers and chief financial officers to forfeit bonuses and profits if company financial statements are restated due to misconduct; (4) require audit committees to pre-approve all audit and non-audit services provided by an issuer's outside auditors, except for de minimis non-audit services; (5) protect employees of public companies who assist in investigations relating to violations of the federal securities laws from job discrimination; (6) require companies to disclose in plain English on a "rapid and current basis" material changes in their financial condition or operations, as well as certain other specified information; (7) require a public company's Section 16 insiders to make Form 4 filings with the SEC within two business days following the day on which purchases or sales of the company's equity securities were made; and (8) increased penalties for existing crimes and created new criminal offenses. While the Corporation has incurred additional expenses and we expect to continue to incur additional expenses in complying with the requirements of the SOX Act and related regulations adopted by the SEC and the Public Company Accounting Oversight Board, we anticipate that those expenses will not have a material effect on the Corporation's results of operations or financial condition.

The Corporation is also subject to regulation by the Board of Governors of the Federal Reserve System (the Federal Reserve Board). The Federal Reserve Board has jurisdiction to approve any bank or non-bank acquisition, merger or consolidation proposed by a bank holding company. The Bank Holding Company Act of 1956 (the BHCA) generally limits the activities of a bank holding company and its subsidiaries to that of banking, managing or controlling banks, or any other activity that is closely related to banking or to managing or controlling banks.

Since September 1995, the BHCA has permitted bank holding companies from any state to acquire banks and bank holding companies located in any other state, subject to certain conditions, including nationwide and state imposed concentration limits. Banks also are able to branch across state lines, provided certain conditions are met, including that applicable state laws expressly permit such interstate branching. Virginia permits branching across state lines, provided there is reciprocity with the state in which the out-of-state bank is based.

Federal law and regulatory policy impose a number of obligations and restrictions on bank holding companies and their depository institution subsidiaries to reduce potential loss exposure to the depositors and to the Federal Deposit Insurance Corporation (the FDIC) insurance funds. For example, a bank holding company must commit resources to support its subsidiary depository institutions. In addition, insured depository institutions under common control must reimburse the FDIC for any loss suffered or reasonably anticipated by the Deposit Insurance Fund (DIF) as a result of the default of a commonly controlled insured depository institution. The FDIC may decline to enforce the provisions if it determines that a waiver is in the best interest of the DIF. An FDIC claim for damage is superior to claims of stockholders of an insured depository institution or its holding company but is subordinate to claims of depositors, secured creditors and holders of subordinated debt, other than affiliates, of the commonly controlled insured depository institution.

The Federal Deposit Insurance Act (the FDIA) provides that amounts received from the liquidation or other resolution of any insured depository institution must be distributed, after payment of secured claims, to pay the deposit liabilities of the institution before payment of any other general creditor or stockholder. This provision would give depositors a preference over general and subordinated creditors and stockholders if a receiver is appointed to distribute the assets of the Bank.

The Corporation also is subject to regulation and supervision by the State Corporation Commission of Virginia.

Capital Requirements

The Federal Reserve Board and the FDIC have issued substantially similar risk-based and leverage capital guidelines applicable to banking organizations they supervise. Under the risk-based capital requirements of these federal bank regulatory agencies, the Corporation and the Bank are required to maintain a minimum ratio of total capital to risk-weighted assets of at least 8.0 percent and a minimum ratio of Tier 1 capital to risk-weighted assets of at least 4.0 percent. At least half of the total capital must be Tier 1 capital, which includes common equity, retained earnings and qualifying perpetual preferred stock, less certain intangibles and other adjustments. The remainder may consist of Tier 2 capital, such as a limited amount of subordinated and other qualifying debt (including certain hybrid capital instruments), other qualifying preferred stock and a limited amount of the general loan loss allowance. For the Corporation only, Tier 1 and total capital include trust preferred securities. At December 31, 2008, the total capital to risk-weighted asset ratio of the Corporation was 12.3 percent and the ratio of the Bank was 12.0 percent. At December 31, 2008, the Tier 1 capital to risk-weighted asset ratio was 10.8 percent for the Corporation and 10.7 percent for the Bank.

In addition, each of the federal regulatory agencies has established leverage capital ratio guidelines for banking organizations. These guidelines provide for a minimum Tier l leverage ratio of 4.0 percent for banks and bank holding companies. At December 31, 2008, the Tier l leverage ratio was 8.9 percent for the Corporation and 8.7 percent for the Bank. The guidelines also provide that banking organizations experiencing internal growth or making acquisitions must maintain capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets.

On January 9, 2009, as part of the Capital Purchase Program (Capital Purchase Program) established by the Treasury under the EESA, the Corporation issued and sold to Treasury for an aggregate purchase price of $20.0 million in cash (1) 20,000 shares of the Corporation's fixed rate cumulative perpetual preferred stock, Series A, par value $1.00 per share, having a liquidation preference of $1,000 per share (Series A Preferred Stock) and (2) a ten-year warrant to purchase up to 167,504 shares of the Corporation's common stock, par value $1.00 per share (Common Stock), at an initial exercise price of $17.91 per share (Warrant). The Series A Preferred Stock may be treated as Tier 1 capital for regulatory capital adequacy determination purposes. However, because the Series A Preferred Stock was issued in 2009, it has not been included in the December 31, 2008 capital ratios presented above.

Limits on Dividends

The Corporation is a legal entity, separate and distinct from the Bank. A significant portion of the revenues of the Corporation result from dividends paid to it by the Bank. Both the Corporation and the Bank are subject to laws and regulations that limit the payment of dividends, including requirements to maintain capital at or above regulatory minimums. Banking regulators have indicated that Virginia banking organizations should generally pay dividends only (1) from net undivided profits of the bank, after providing for all expenses, losses, interest and taxes accrued or due by the bank and (2) if the prospective rate of earnings retention appears consistent with the organization's capital needs, asset quality and overall financial condition. In addition, the FDIA prohibits insured depository institutions such as the Bank from making capital distributions, including the payment of dividends, if, after making such distribution, the institution would become undercapitalized as defined in the statute.

We do not expect that any of these laws, regulations or policies will materially affect the ability of the Corporation or the Bank to pay dividends. During the year ended December 31, 2008, the Bank declared $3.9 million in dividends payable to the Corporation, which were used to fund a portion of the Corporation's debt service and dividends payable to shareholders.

Payment of dividends is at the discretion of the Corporation's board of directors and is subject to various federal and state regulatory limitations. In addition, as described above, on January 9, 2009, the Corporation issued and sold to Treasury 20,000 shares of the Corporation's Series A Preferred Stock and a Warrant to purchase 167,504 shares of the Corporation's Common Stock as part of the Capital Purchase Program. The purchase agreement pursuant to which the Series A Preferred Stock and the Warrant were sold includes a limitation that prohibits, prior to the earlier of January 9, 2012 or the date on which Treasury no longer holds any of the Series A Preferred Stock, the payment of cash dividends in excess of the Corporation's current quarterly cash dividend of $0.31 per share without the Treasury's consent.

Regulation of the Bank and Other Subsidiaries

The Bank is subject to supervision, regulation and examination by the Virginia State Corporation Commission Bureau of Financial Institutions (VBFI) and the FDIC. The various laws and regulations administered by the regulatory agencies affect corporate practices, such as the payment of dividends, the incurrence of debt and the acquisition of financial institutions and other companies, and affect business practices, such as the payment of interest on deposits, the charging of interest on loans, the types of business conducted and the location of offices.

FDIA and Associated Regulations. Section 36 of the FDIA and associated regulations require management of every insured depository institution with total assets between $500 million and $1 billion at the beginning of a fiscal year to obtain an annual audit of its financial statements by an independent public accountant, report to the banking agencies on the institution's compliance with designated laws and regulations and establish an audit committee comprised of outside directors, at least a majority of whom must be independent of management. The Bank is subject to the annual audit, reporting and audit committee requirements of Section 36 of the FDIA.

Community Reinvestment Act. The Community Reinvestment Act (CRA) imposes on financial institutions an affirmative and ongoing obligation to meet the credit needs of their local communities, including low and moderate-income neighborhoods, consistent with the safe and sound operation of those institutions. A financial institution's efforts in meeting community credit needs are assessed based on specified factors. These factors also are considered in evaluating mergers, acquisitions and applications to open a branch or facility. Following the Bank's most recent scheduled compliance examination in July 2006, it received a CRA performance evaluation of "satisfactory."

Insurance of Accounts, Assessments and Regulation by the FDIC. The Bank's deposits are insured up to applicable limits by the DIF of the FDIC. The DIF is the successor to the Bank Insurance Fund and the Savings Association Insurance Fund, which were merged in 2006. The FDIC amended its risk-based assessment system in 2007 to implement authority granted by the Federal Deposit Insurance Reform Act of 2005 (FDIRA). Under the revised system, insured institutions are assigned to one of four risk categories based on supervisory evaluations, regulatory capital levels and certain other factors. An institution's assessment rate depends upon the category to which it is assigned. Unlike the other categories, Risk Category I, which contains the least risky depository institutions, contains further risk differentiation based on the FDIC's analysis of financial ratios, examination component ratings and other information. Assessment rates are determined by the FDIC and currently range from five to seven basis points for the healthiest institutions (Risk Category I) to 43 basis points of assessable deposits for the riskiest (Risk Category IV). The FDIC may adjust rates uniformly from one quarter to the next, except that no single adjustment can exceed three basis points.

FDIRA also provided for a one-time credit for eligible institutions based on their assessment base as of December 31, 1996. Subject to certain limitations with respect to institutions that are exhibiting weaknesses, credits can be used to offset assessments until exhausted. The Bank's one-time credit was $297,000, of which $87,000 and $210,000 was applied to offset assessments in 2008 and 2007, respectively. FDIRA also provided for the possibility that the FDIC may pay dividends to insured institutions if the DIF reserve ratio equals or exceeds 1.35 percent of estimated insured deposits.

The EESA temporarily raised the basic limit on federal deposit insurance coverage from $100,000 to $250,000 per depositor. The legislation provides that the basic deposit insurance limit will return to $100,000 after December 31, 2009. The legislation did not change coverage for retirement accounts, which continues to be $250,000.

On October 13, 2008, the FDIC adopted the Temporary Liquidity Guarantee Program (TLGP) because of disruptions in the credit market, particularly the interbank lending market, which reduced banks' liquidity and impaired their ability to lend. The goal of the TLGP is to decrease the cost of bank funding so that bank lending to consumers and businesses will normalize. The TLGP is industry funded and does not rely on the DIF to achieve its goals. The final rule implementing the TLGP was approved by the FDIC Board of Directors on November 21, 2008. The TLGP consists of two components: a temporary guarantee of newly-issued senior unsecured debt (the Debt Guarantee Program) and a temporary unlimited guarantee of funds in noninterest-bearing transaction accounts at FDIC-insured institutions (the Transaction Account Guarantee Program). The Corporation is participating in both of these programs and will be required to pay assessments associated with the TLGP as follows:

- Under the Debt Guarantee Program, all newly-issued senior unsecured debt (as defined in the regulation) will be charged an annualized assessment of up to 100 basis points (depending on debt term) on the amount of debt issued, and calculated through the maturity date of that debt or June 30, 2012, whichever is earlier. The Corporation has thus far issued no such senior unsecured debt and has incurred no assessments under the Debt Guarantee Program.

- Under the Transaction Account Guarantee Program, amounts exceeding the existing deposit insurance limit of $250,000 in any noninterest-bearing transaction accounts (as defined in the regulation) will be assessed an annualized 10 basis points collected quarterly for coverage through December 31, 2009. The Corporation has customer accounts that qualify for this coverage and has been incurring assessment charges since November 13, 2008.

With higher levels of bank failures, the FDIC's resolution costs have increased significantly. On December 16, 2008, the FDIC adopted a final rule increasing risk-based assessment rates uniformly by 7 basis points, on an annual basis, for the first quarter of 2009. The FDIC also proposed changes to take effect beginning in the second quarter of 2009 that would require riskier institutions to pay larger assessments. The comment period for these proposed changes ended on December 17, 2008. The FDIC has not yet announced a final rule with respect to these proposed changes.

Federal Home Loan Bank of Atlanta. The Bank is a member of the Federal Home Loan Bank (FHLB) of Atlanta, which is one of 12 regional FHLBs that provide funding to their members for making housing loans as well as for affordable housing and community development loans. Each FHLB serves as a reserve, or central bank, for the members within its assigned region. Each is funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB System. Each FHLB makes loans to members in accordance with policies and procedures established by the Board of Directors of the FHLB. As a member, the Bank must purchase and maintain stock in the FHLB. In 2004, the FHLB converted to its new capital structure, which established the minimum capital stock requirement for member banks as an amount equal to the sum of a membership requirement and an activity-based requirement. At December 31, 2008, the Bank owned $5.3 million of FHLB stock.

USA Patriot Act. The USA Patriot Act, which became effective on October 26, 2001, amends the Bank Secrecy Act and is intended to facilitate information sharing among governmental entities and financial institutions for the purpose of combating terrorism and money laundering. Among other provisions, the USA Patriot Act permits financial institutions, upon providing notice to the Treasury, to share information with one another in order to better identify and report to the federal government activities that may involve money laundering or terrorists' activities. The USA Patriot Act is considered a significant banking law in terms of information disclosure regarding certain customer transactions. Certain provisions of the USA Patriot Act impose the obligation to establish anti-money laundering programs, including the development of a customer identification program, and the screening of all customers against any government lists of known or suspected terrorists. Although it does create a reporting obligation and there is a cost of compliance, the USA Patriot Act does not materially affect the Bank's products, services or other business activities.

Reporting Terrorist Activities. The Federal Bureau of Investigation (FBI) has sent, and will send, banking regulatory agencies lists of the names of persons suspected of involvement in terrorist activities. The Bank has been requested, and will be requested, to search its records for any relationships or transactions with persons on those lists. If the Bank finds any relationships or transactions, it must file a suspicious activity report with the Treasury and contact the FBI.

The Office of Foreign Assets Control (OFAC), which is a division of the Treasury, is responsible for helping to insure that United States entities do not engage in transactions with "enemies" of the United States, as defined by various Executive Orders and Acts of Congress. OFAC sends banking regulatory agencies lists of names of persons and organizations suspected of aiding, harboring or engaging in terrorist acts. If the Bank finds a name on any transaction, account or wire transfer that is on an OFAC list, it must freeze such account, file a suspicious activity report with the Treasury and notify the FBI. The Bank has appointed an OFAC compliance officer to oversee the inspection of its accounts and the filing of any notifications. The Bank actively checks high-risk areas such as new accounts, wire transfers and customer files. The Bank performs these checks utilizing software that is updated each time a modification is made to the lists of Specially Designated Nationals and Blocked Persons provided by OFAC and other agencies.

Mortgage Banking Regulation. In addition to certain of the Bank's regulations, the Corporation's Mortgage Banking segment is subject to the rules and regulations of, and examination by the Department of Housing and Urban Development (HUD), the FHA, the VA and state regulatory authorities with respect to originating, processing and selling mortgage loans. Those rules and regulations, among other things, establish standards for loan origination, prohibit discrimination, provide for inspections and appraisals of property, require credit reports on prospective borrowers and, in some cases, restrict certain loan features and fix maximum interest rates and fees. In addition to other federal laws, mortgage origination activities are subject to the Equal Credit Opportunity Act, Truth-in-Lending Act, Home Mortgage Disclosure Act, Real Estate Settlement Procedures Act, and Home Ownership Equity Protection Act, and the regulations promulgated under these acts. These laws prohibit discrimination, require the disclosure of certain basic information to mortgagors concerning credit and settlement costs, limit payment for settlement services to the reasonable value of the services rendered and require the maintenance and disclosure of information regarding the disposition of mortgage applications based on race, gender, geographical distribution and income level.

Consumer Financing Regulation. The Corporation's Consumer Finance segment also is regulated by the VBFI. The VBFI regulates and enforces laws relating to consumer lenders and sales finance agencies such as C&F Finance. Such rules and regulations generally provide for licensing of sales finance agencies; limitations on amounts, duration and charges, including interest rates, for various categories of loans; requirements as to the form and content of finance contracts and other documentation; and restrictions on collection practices and creditors' rights.

Consumer Protection. The Fair and Accurate Credit Transactions Act of 2003, which amended the Fair Credit Reporting Act, requires financial institutions to implement policies and procedures that track identity theft incidents; provide identity-theft victims with evidence of fraudulent transactions upon request; block from reporting to consumer reporting agencies credit information resulting from identity theft; notify customers of adverse information concerning the customer in consumer reporting agency reports; and notify customers when reporting negative information concerning the customer to a consumer reporting agency.

Other Safety and Soundness Regulations

Prompt Correction Action. The federal banking agencies have broad powers under current federal law to take prompt corrective action to resolve problems of insured depository institutions. The extent of these powers depends upon whether the institution in question is "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." These terms are defined under uniform regulations issued by each of the federal banking agencies regulating these institutions. An insured depository institution which is less than adequately capitalized must adopt an acceptable capital restoration plan, is subject to increased regulatory oversight and is increasingly restricted in the scope of its permissible activities. As of December 31, 2008, the Bank was considered "well capitalized."

Check Clearing for the 21st Century Act (Check 21). Check 21 gives "substitute checks," such as a digital image of a check and copies made from that image, the same legal standing as the original paper check. The major provisions of Check 21 include: allowing check truncation without making it mandatory; demanding that every financial institution communicate to account holders in writing a description of its substitute check processing program and their rights under the law; legalizing substitutions for and replacements of paper checks without agreement from consumers; retaining in place the previously-mandated electronic collection and return of checks between financial institutions only when individual agreements are in place; requiring that when account holders request verification, financial institutions produce the original check (or a copy that accurately represents the original) and demonstrate that the account debit was accurate and valid; and requiring recrediting of funds to an individual's account on the next business day after a consumer proves that the financial institution has erred. This legislation has not significantly increased our capital spending.

Gramm-Leach-Bliley Act of 1999 (GLBA). The GLBA implemented major changes to the statutory framework for providing banking and other financial services in the United States. The GLBA, among other things, eliminated many of the restrictions on affiliations among banks and securities firms, insurance firms and other financial service providers. A bank holding company that qualifies and elects to be a financial holding company is permitted to engage in activities that are financial in nature or incident or complimentary to financial activities. The activities that the GLBA expressly lists as financial in nature include insurance underwriting, sales and brokerage activities, financial and investment advisory services, underwriting services and limited merchant banking activities.

To become eligible for these expanded activities, a bank holding company must qualify as a financial holding company. To qualify as a financial holding company, each insured depository institution controlled by the bank holding company must be well-capitalized, well-managed and have at least a satisfactory rating under the CRA. In addition, the bank holding company must file with the Federal Reserve Board a declaration of its intention to become a financial holding company. While the Corporation satisfies these requirements, the Corporation has not elected to be treated as a financial holding company under the GLBA.

The GLBA has not had a material adverse impact on the Corporation's or the Bank's operations. To the extent that it allows banks, securities firms and insurance firms to affiliate, the financial services industry may experience further consolidation. The GLBA may have the result of increasing competition that we face from larger institutions and other companies that offer financial products and services and that may have substantially greater financial resources than the Corporation or the Bank.

The GLBA and certain regulations issued by federal banking agencies also provide protections against the transfer and use by financial institutions of consumer nonpublic personal information. A financial institution must provide to its customers, at the beginning of the customer relationship and annually thereafter, the institution's policies and procedures regarding the handling of customers' nonpublic personal financial information. These privacy provisions generally prohibit a financial institution from providing a customer's personal financial information to unaffiliated third parties unless the institution discloses to the customer that the information may be so provided and the customer is given the opportunity to opt out of such disclosure.

Available Information

The Corporation's SEC filings are filed electronically and are available to the public over the Internet at the SEC's web site at http://www.sec.gov. In addition, any document filed by the Corporation with the SEC can be read and copied at the SEC's public reference facilities at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of documents can be obtained at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Corporation's SEC filings also are available through our web site at http://www.cffc.com under "About C&F/C&F Financial Corporation/SEC Filings" as of the day they are filed with the SEC. Copies of documents also can be obtained free of charge by writing to the Corporation's secretary at P.O. Box 391, West Point, VA 23181 or by calling 804-843-2360.

ITEM 1A. RISK FACTORS

A continuation or further deterioration of the current economic environment could adversely impact our financial condition and results of operations.

A continuation of the recent turbulence in significant portions of the global financial markets, particularly if it worsens, could impact the Corporation's performance, both directly by affecting our revenues and the value of our assets and liabilities, and indirectly by affecting our counterparties and the economy generally. Dramatic declines in the housing market in the past year have resulted in significant write-downs of asset values by financial institutions. The Corporation has recognized significantly higher loan loss provisions during 2008 as the level of nonperforming real estate loans increased throughout the period. Concerns about the stability of the financial markets generally have reduced the availability of funding to certain financial institutions, leading to a tightening of credit, reduction of business activity and increased market volatility. It is not clear at this time what impact the EESA or other liquidity and funding initiatives of the Treasury and other bank regulatory agencies that have been announced, or any additional programs that may be initiated in the future, will have on the financial markets and the financial services industry. The extreme levels of volatility and limited credit availability currently being experienced could continue to affect the U.S. banking industry and the broader U.S. and global economies, which would have an effect on all financial institutions, including the Corporation.

Deterioration in the soundness of our counterparties could adversely affect us.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships, and we routinely execute transactions with counterparties in the financial industry, including brokers and dealers, commercial banks, and other institutional clients. As a result, defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, could exacerbate the market-wide liquidity crisis and could lead to losses or defaults by us or by other institutions. Our mortgage company would be negatively affected by the inability of Fannie Mae or Freddie Mac to purchase loans. Although we sell loans to various intermediaries, the ability of these aggregators to purchase loans would be limited if these government-sponsored entities were to cease to exist. Our finance company would be negatively affected by diminishing demand for automobiles, which has already resulted in contraction within the automobile industry and prompted government intervention in an attempt to forestall the bankruptcy of three major automobile producers in the United States. There is no assurance that the failure of our counterparties would not materially adversely affect the Corporation's results of operations.

We are subject to interest rate risk and fluctuations in interest rates may negatively affect our financial performance.

Our profitability depends in substantial part on our net interest margin, which is the difference between the interest earned on loans, securities and other interest-earning assets, and interest paid on deposits and borrowings. Changes in interest rates will affect our net interest margin in diverse ways, including the pricing of loans and deposits, the levels of prepayments and asset quality. We are unable to predict actual fluctuations of market interest rates because many factors influencing interest rates are beyond our control. We attempt to minimize our exposure to interest rate risk, but we are unable to eliminate it. We believe that our current interest rate exposure is manageable and does not indicate any significant exposure to interest rate changes. However, the interest rate cuts made by the Federal Reserve Bank (FRB) since September 2007 immediately reduced our yield on variable-rate loans without a corresponding immediate reduction in deposit costs, which resulted in a decline in our net interest margin. Net interest margin compression may continue in 2009 as we may modify loan terms to accommodate existing borrowers who are experiencing financial difficulty and the amount of nonperforming loans may increase as a result of the continuing economic crises in our markets. As fixed-rate deposits mature, we expect, but cannot guarantee, them to reprice at lower interest rates, which should reduce funding costs and relieve some pressure on the net interest margin. However, competition for deposits may hinder a decline in rates paid for deposits.

Weakness in the secondary residential mortgage loan markets will adversely affect our income from our mortgage company.

One of the components of our strategic plan is to generate significant noninterest income from our mortgage company, which originates a variety of residential loan products for sale into the secondary market to investors. Significant ongoing disruptions in the secondary market for residential mortgage loans have limited the market for and liquidity of many mortgage loans. The ongoing correction in residential real estate market prices and reduced levels of home sales have resulted in fewer loan originations. We expect the ongoing effects of lower demand for home mortgage loans resulting from reduced demand in both the new and resale housing markets, the slowing national economy and the fallout from the subprime and alternative loan issues to result in lower origination volume at C&F Mortgage. While a decline in interest rates may spur refinance activity in 2009, the decline in housing market values, coupled with the availability of fewer mortgage loan products and tighter underwriting guidelines, will temper demand.

In addition, credit markets have experienced difficult conditions and volatility during 2008 and there have been significant increases in payment defaults by borrowers and mortgage loan foreclosures. These factors may result in potential repurchase or indemnification liability to our mortgage company on residential mortgage loans originated and sold into the secondary market in the event of borrower misrepresentation or early-payment default. While we mitigate the risk of repurchase liability by underwriting to the purchasers' guidelines, we cannot be assured that a prolonged period of payment defaults and foreclosures will not result in an increase in requests for repurchases or indemnifications, which could adversely affect the Corporation's net income.

Our business is subject to various lending and other economic risks that could adversely impact our results of operations and financial condition.

Deterioration in economic conditions, such as the deepening recession, could hurt our business. Our business is directly affected by general economic and market conditions; broad trends in industry and finance; legislative and regulatory changes; changes in governmental monetary and fiscal policies; and inflation, all of which are beyond our control. A deterioration in economic conditions, in particular a prolonged economic slowdown within our geographic region, could result in the following consequences, any of which could hurt our business materially: an increase in loan delinquencies; an increase in problem assets and foreclosures; a decline in demand for our products and services; and a deterioration in the value of collateral for loans made by our various business segments.

Our level of credit risk is increasing due to the concentration of our loan portfolio in commercial loans and in consumer finance loans.

At December 31, 2008, 42 percent of our loan portfolio consisted of commercial, financial and agricultural loans, which include loans secured by real estate for builder lines, acquisition and development and commercial development, as well as commercial loans secured by personal property. These loans generally carry larger loan balances and involve a greater degree of financial and credit risk than home equity and residential loans. The increased financial and credit risk associated with these types of loans is a result of several factors, including the concentration of principal in a limited number of loans and to borrowers in similar lines of business, the size of loan balances, the effects of general economic conditions on income-producing properties and the increased difficulty of evaluating and monitoring these types of loans.

At December 31, 2008, 27 percent of our loan portfolio consisted of consumer finance loans that provide automobile financing for customers in the non-prime market. During periods of economic slowdown or recession, delinquencies, defaults, repossessions and losses generally increase in this portfolio. Significant increases in the inventory of used automobiles during periods of economic recession may also depress the prices at which we may sell repossessed automobiles or delay the timing of these sales. Because we focus on non-prime borrowers, the actual rates of delinquencies, defaults, repossessions and losses on these loans are higher than those experienced in the general automobile finance industry and could be dramatically affected by a general economic downturn. In addition, our servicing costs may increase without a corresponding increase in our finance charge income. While we manage the higher risk inherent in loans made to non-prime borrowers through our underwriting criteria and collection methods, we cannot guarantee that these criteria or methods will ultimately provide adequate protection against these risks.

If our allowance for loan losses becomes inadequate, the results of our operations may be adversely affected.

Making loans is an essential element of our business. The risk of nonpayment is affected by a number of factors, including but not limited to: the duration of the credit; credit risks of a particular customer; changes in economic and industry conditions; and, in the case of a collateralized loan, risks resulting from uncertainties about the future value of the collateral. Although we seek to mitigate risks inherent in lending by adhering to specific underwriting practices, our loans may not be repaid. We attempt to maintain an appropriate allowance for loan losses to provide for potential losses in our loan portfolio. Our allowance for loan losses is determined by analyzing historical loan losses, current trends in delinquencies and charge-offs, plans for problem loan resolution, the opinions of our regulators, changes in the size and composition of the loan portfolio and industry information. Also included in our estimates for loan losses are considerations with respect to the impact of economic events, the outcome of which are uncertain. Because any estimate of loan losses is necessarily subjective and the accuracy of any estimate depends on the outcome of future events, we face the risk that charge-offs in future periods will exceed our allowance for loan losses and that additional increases in the allowance for loan losses will be required. Additions to the allowance for loan losses would result in a decrease of our net income. Although we believe our allowance for loan losses is adequate to absorb probable losses in our loan portfolio, we cannot predict such losses or that our allowance will be adequate in the future.

Competition from other financial institutions and financial intermediaries may adversely affect our profitability.

We face substantial competition in originating loans and in attracting deposits. Our competition in originating loans and attracting deposits comes principally from other banks, mortgage banking companies, consumer finance companies, savings associations, credit unions, brokerage firms, insurance companies and other institutional lenders and purchasers of loans. Additionally, banks and other financial institutions with larger capitalization and financial intermediaries not subject to bank regulatory restrictions have larger lending limits and are thereby able to serve the credit needs of larger clients. These institutions may be able to offer the same loan products and services that we offer at more competitive rates and prices. Increased competition could require us to increase the rates we pay on deposits or lower the rates we offer on loans, which could adversely affect our profitability.

We rely heavily on our management team and the unexpected loss of key officers may adversely affect our operations.

We believe that our growth and future success will depend in large part on the skills of our executive officers. We also depend upon the experience of the officers of our subsidiaries and on their relationships with the communities they serve. The loss of the services of one or more of these officers could disrupt our operations and impair our ability to implement our business strategy, which could adversely affect our business, financial condition and results of operations.

The success of our business strategies depend on our ability to identify and recruit individuals with experience and relationships in our primary markets.

The successful implementation of our business strategy will require us to continue to attract, hire, motivate and retain skilled personnel to develop new customer relationships as well as new financial products and services. The market for qualified management personnel is competitive. In addition, the process of identifying and recruiting individuals with the combination of skills and attributes required to carry out our strategy is often lengthy. Our inability to identify, recruit and retain talented personnel to manage the Bank's branches effectively and in a timely manner would limit our growth, which could materially adversely affect our business.

Our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the beneficial aspects fostered by our culture, which could harm our business.

We believe that a critical contributor to our success has been our corporate culture, which focuses on building personal relationships with our customers. As our organization grows, and we are required to implement more complex organizational management structures, we may find it increasingly difficult to maintain the beneficial aspects of our corporate culture. This could negatively impact our future success.

ITEM 1B. UNRESOLVED STAFF COMMENTS

The Corporation has no unresolved comments from the SEC staff.

ITEM 2. PROPERTIES

The following describes the location and general character of the principal offices and other materially important physical properties of the Corporation.

The Corporation owns a building located at Eighth and Main Streets in the business district of West Point, Virginia. The building, originally constructed in 1923, has three floors totaling 15,000 square feet. This building houses the Bank's Main Office, the main office of C&F Investment Services and office space for certain of the Bank's administrative personnel.

The Corporation owns a building located at 3600 LaGrange Parkway in Toano, Virginia. The building was acquired in 2004 and has 85,000 square feet. Approximately 30,000 square feet were renovated in 2005 in order to house the Bank's operations center, which consists of the Bank's loan, deposit and administrative functions and staff.

The building owned by the Corporation and previously used for the Bank's deposit operations at Seventh & Main Streets in West Point Virginia, which is a 14,000 square foot building remodeled by the Corporation in 1991, has been leased to the Economic Development Authority of the Town of West Point, Virginia (Development Authority) for the purpose of housing and operating incubator businesses under the supervision of the Development Authority. The building owned by the Corporation and previously used for the Bank's loan operations at Sixth and Main Streets in West Point, Virginia, which is a 5,000 square foot building acquired and remodeled by the Corporation in 1998, has been retained as back-up facilities for the new operations center. Management has not yet determined the long-term utilization of these properties.

The Corporation owns a building located at 1400 Alverser Drive in Midlothian, Virginia. The building provides space for a branch office of the Bank and for a C&F Mortgage branch office, as well as C&F Mortgage's main administrative offices. This two-story building has 25,000 square feet and was constructed in 2001. Also at the Midlothian location, the Corporation owns an office condominium that houses a regional commercial lending office.

The Corporation owns 15 other Bank branch locations and leases one Bank branch location and one regional commercial lending office in Virginia. Rental expense for these leased locations totaled $102,000 for the year ended December 31, 2008.

In connection with the opening of the Bank's Newport News branch in 2007, C&F Mortgage relocated from a leased facility to the second floor of the Bank branch building. The Corporation has 18 leased loan production offices, 11 in Virginia, three in Maryland, two in North Carolina and one each in Delaware and New Jersey, for C&F Mortgage. Rental expense for these leased locations totaled $1.1 million for the year ended December 31, 2008.

The Corporation owns a building located at 4660 South Laburnum Avenue in Richmond, Virginia. The building was acquired in June 2005 and has approximately 8,800 square feet. The building houses C&F Finance's headquarters and provides space for its loan and administrative functions and staff. In connection with the opening of the Bank's Hampton branch in 2006, the Hampton office of C&F Finance was relocated from a leased facility to the second floor of the Bank branch building. The Corporation has three leased offices, one each in Virginia, Maryland and Tennessee, for C&F Finance. Rental expense for these leased locations totaled $61,000 for the year ended December 31, 2008.

All of the Corporation's properties are in good operating condition and are adequate for the Corporation's present and anticipated future needs.

ITEM 3. LEGAL PROCEEDINGS

There are no material pending legal proceedings to which the Corporation or any of its subsidiaries is a party or to which the property of the Corporation or any of its subsidiaries is subject.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted during the fourth quarter of the fiscal year covered by this report to a vote of security holders of the Corporation through a solicitation of proxies or otherwise.

EXECUTIVE OFFICERS OF THE REGISTRANT

Name (Age) Present Position	Business Experience During Past Five Years
Larry G. Dillon (56) Chairman, President and Chief Executive Officer	Chairman, President and Chief Executive Officer of the Corporation and the Bank since 1989
Thomas F. Cherry (40) Executive Vice President, Chief Financial Officer and Secretary	Secretary of the Corporation and the Bank since 2002; Executive Vice President and Chief Financial Officer of the Corporation and the Bank since December 2004; Senior Vice President and Chief Financial Officer of the Corporation and the Bank from December 1998 to November 2004
Bryan E. McKernon (52)	President and Chief Executive Officer of C&F Mortgage since 1995

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Corporation's common stock is traded on the over-the-counter market and is listed for trading on the NASDAQ Global Select Market of the NASDAQ Stock Market under the symbol "CFFI." As of February 25, 2009, there were approximately 2,000 shareholders of record. As of that date, the closing price of our common stock on the NASDAQ Global Select Stock Market was $13.19. Following are the high and low sales prices as reported by the NASDAQ Stock Market, along with the dividends that were paid quarterly in 2008 and 2007.

	2008			2007		
Quarter	High	Low	Dividends	High	Low	Dividends
First	**$32.25**	**$25.00**	**$0.31**	$46.00	$39.60	$0.31
Second	**30.00**	**22.00**	**0.31**	45.00	36.10	0.31
Third	**25.00**	**18.00**	**0.31**	43.50	38.05	0.31
Fourth	**24.25**	**9.65**	**0.31**	42.98	30.25	0.31

Payment of dividends is at the discretion of the Corporation's board of directors and is subject to various federal and state regulatory limitations. For further information regarding payment of dividends, including restrictions stemming from the Corporation's participation in the Capital Purchase Program, refer to Item 1, "Business," under the heading "Limits on Dividends" and Item 8, "Financial Statements and Supplementary Data," under the headings "Note 13: Regulatory Requirements and Restrictions" and "Note 19: Subsequent Event."

There were no purchases of the Corporation's common stock during the fourth quarter of 2008 as part of the board-approved authorization on July 24, 2008. There are 99,000 shares that may yet be purchased under the program in effect at December 31, 2008, which will expire in July 2009. However, in connection with the Corporation's sale to the Treasury of its Series A Preferred Stock under the Capital Purchase Program, as previously described, there are certain limitations on the Corporation's ability to purchase its common stock prior to the earlier of January 9, 2012 or the date on which Treasury no longer holds any of the Series A Preferred Stock. Prior to such time, the Corporation generally may not purchase any of its common stock without the consent of the Treasury.

ITEM 6. SELECTED FINANCIAL DATA

Five Year Financial Summary

(Dollars in thousands, except share and per share amounts)	**2008**	2007	2006	2005	2004
Selected Year-End Balances:					
Total assets	**$855,657**	$785,596	$734,468	$671,957	$609,122
Total shareholders' equity	**64,857**	65,224	68,006	60,086	69,899
Total loans (net)	**633,017**	585,881	517,843	465,039	394,471
Total deposits	**550,725**	527,571	532,835	495,438	447,134
Summary of Operations:					
Interest income	**$ 64,130**	$ 64,825	$ 58,582	$ 48,770	$ 40,843
Interest expense	**21,395**	23,378	18,457	11,997	7,549
Net interest income	**42,735**	41,447	40,125	36,773	33,294
Provision for loan losses	**13,766**	7,130	4,625	5,520	4,026
Net interest income after provision for loan losses	**28,969**	34,317	35,500	31,253	29,268
Noninterest income	**25,149**	25,878	27,387	27,584	24,689
Noninterest expenses	**49,320**	48,371	45,328	41,868	37,753
Income before taxes	**4,798**	11,824	17,559	16,969	16,204
Income tax expense	**617**	3,344	5,430	5,181	5,006
Net income	**$ 4,181**	$ 8,480	$ 12,129	$ 11,788	$ 11,198
Per share:					
Earnings per common share—basic	**$1.40**	$2.79	$3.85	$3.49	$3.14
Earnings per common share—assuming dilution	**1.38**	2.68	3.71	3.36	3.00
Dividends	**1.24**	1.24	1.16	1.00	.90
Weighted average number of shares—assuming dilution	**3,020,959**	3,161,023	3,273,429	3,507,912	3,729,128
Significant Ratios:					
Return on average assets	**0.51%**	1.13%	1.75%	1.82%	1.91%
Return on average equity	**6.39**	13.03	18.97	17.70	16.78
Dividend payout ratio	**89.79**	44.45	30.15	28.33	28.59
Average equity to average assets	**7.98**	8.69	9.21	10.30	11.38

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Cautionary Statement Regarding Forwarding-Looking Statements

This report contains statements concerning the Corporation's expectations, plans, objectives, future financial performance and other statements that are not historical facts. These statements may constitute "forward-looking statements" as defined by federal securities laws. These statements may address issues that involve estimates and assumptions made by management and risks and uncertainties. Actual results could differ materially from historical results or those anticipated by such statements. Factors that could have a material adverse effect on the operations and future prospects of the Corporation include, but are not limited to, changes in:

- interest rates
- general business conditions, as well as conditions within the financial markets
- general economic conditions, including unemployment levels
- the legislative/regulatory climate
- monetary and fiscal policies of the U.S. Government, including policies of the Treasury and the Federal Reserve Board
- the quality or composition of the loan portfolios and the value of the collateral securing those loans
- the value of securities held in the Corporation's investment portfolios
- the level of net charge-offs on loans
- demand for loan products
- deposit flows
- the strength of the Corporation's counterparties
- competition from both banks and non-banks
- demand for financial services in the Corporation's market area
- technology
- reliance on third parties for key services
- the commercial and residential real estate markets
- the Corporation's expansion and technology initiatives
- accounting principles, policies and guidelines

In addition, a continuation of the turbulence in significant portions of the global financial markets, particularly if it worsens, could impact the Corporation's performance, both directly by affecting the Corporation's revenues and the value of its assets and liabilities, and indirectly by affecting the Corporation's counterparties and the economy generally. Concerns about the stability of the financial markets generally have reduced the availability of funding to certain financial institutions, leading to a tightening of credit, reduction of business activity and increased market volatility. The EESA provides the Treasury with broad authority to implement certain actions aimed at restoring stability and liquidity to U.S. markets. The EESA includes, among other things, the Capital Purchase Program, the Troubled Assets Relief Program and the FDIC TLGP. It is not clear at this time what impact these programs, or any additional programs that may be initiated in the future by the Treasury and other bank regulatory agencies, will have on the financial markets and the financial services industry or the Corporation's business and financial performance.

Although the Corporation currently has diverse sources of liquidity and its capital ratios exceed the minimum levels required for well-capitalized status, the Corporation applied for a $20.0 million investment by the Treasury under its Capital Purchase Program and was approved on December 8, 2008. The transaction closed on January 9, 2009. The Corporation also elected to participate in the FDIC Debt Guarantee Program; however, the Corporation currently has no unsecured borrowings to which this program applies. C&F Bank is participating in the FDIC Transaction Account Guarantee Program, under which all noninterest-bearing transaction accounts (as defined within the program) are fully guaranteed by the FDIC for the entire amount in the account through December 31, 2009.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships, and we routinely execute transactions with counterparties in the financial industry, including brokers and dealers, commercial banks, and other institutional clients. As a result, defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, could exacerbate the market-wide liquidity crisis and could lead to losses or defaults by us or by other institutions. There is no assurance that any such losses would not materially adversely affect the Corporation's results of operations.

These risks and uncertainties should be considered in evaluating the forward-looking statements contained herein. We caution readers not to place undue reliance on those statements, which speak only as of the date of this report.

The following discussion supplements and provides information about the major components of the results of operations, financial condition, liquidity and capital resources of the Corporation. This discussion and analysis should be read in conjunction with the accompanying consolidated financial statements.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements requires us to make estimates and assumptions. Those accounting policies with the greatest uncertainty and that require our most difficult, subjective or complex judgments affecting the application of these policies, and the likelihood that materially different amounts would be reported under different conditions, or using different assumptions, are described below.

Allowance for Loan Losses: We establish the allowance for loan losses through charges to earnings in the form of a provision for loan losses. Loan losses are charged against the allowance when we believe that the collection of the principal is unlikely. Subsequent recoveries of losses previously charged against the allowance are credited to the allowance. The allowance represents an amount that, in our judgment, will be appropriate to absorb any losses on existing loans that may become uncollectible. Our judgment in determining the level of the allowance is based on evaluations of the collectibility of loans while taking into consideration such factors as trends in delinquencies and charge-offs, changes in the nature and volume of the loan portfolio, current economic conditions that may affect a borrower's ability to repay and the value of collateral, overall portfolio quality and specific potential losses. This evaluation is inherently subjective because it requires estimates that are susceptible to significant revision as more information becomes available.

Impairment of Loans: We measure impaired loans based on the present value of expected future cash flows discounted at the effective interest rate of the loan (or, as a practical expedient, at the loan's observable market price) or the fair value of the collateral if the loan is collateral dependent. We consider a loan impaired when it is probable that the Corporation will be unable to collect all interest and principal payments as scheduled in the loan agreement. We do not consider a loan impaired during a period of delay in payment if we expect the ultimate collection of all amounts due. We maintain a valuation allowance to the extent that the measure of the impaired loan is less than the recorded investment.

Impairment of Securities: Impairment of investment securities results in a write-down that must be included in net income when a market decline below cost is other-than-temporary. We regularly review each investment security for impairment based on criteria that include the extent to which cost exceeds market price, the duration of that market decline, the financial health of and specific prospects for the issuer and our ability and intention with regard to holding the security to maturity.

Other Real Estate Owned: Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less costs to sell at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, management periodically performs valuations of the foreclosed assets based on updated appraisals, general market conditions, length of time the properties have been held, and our ability and intention with regard to continued ownership of the properties. The Corporation may incur additional write-downs of foreclosed assets to fair value less costs to sell if valuations indicate a further other-than-temporary deterioration in market conditions.

Goodwill: Goodwill is no longer subject to amortization over its estimated useful life, but is subject to at least an annual assessment for impairment using a two-step process that begins with an estimation of the fair value of the reporting unit. In assessing the recoverability of the Corporation's goodwill, all of which was recognized in connection with the Bank's acquisition of C&F Finance in September 2002, we must make assumptions in order to determine the fair value of the respective assets. Major assumptions used in determining impairment were increases in future income, sales multiples in determining terminal value and the discount rate applied to future cash flows. As part of the impairment test, we performed sensitivity analysis by increasing the discount rate, lowering sales multiples and reducing increases in future income. We completed the annual test for impairment during the fourth quarter of 2008 and determined there was no impairment to be recognized in 2008. If the underlying estimates and related assumptions change in the future, we may be required to record impairment charges.

Retirement Plan: The Bank maintains a non-contributory, defined benefit pension plan for eligible full-time employees as specified by the plan. Plan assets, which consist primarily of marketable equity securities and corporate and government fixed income securities, are valued using market quotations. The Bank's actuary determines plan obligations and annual pension expense using a number of key assumptions. Key assumptions may include the discount rate, the estimated future return on plan assets and the anticipated rate of future salary increases. Changes in these assumptions in the future, if any, or in the method under which benefits are calculated may impact pension assets, liabilities or expense.

Accounting for Income Taxes: Determining the Corporation's effective tax rate requires judgment. In the ordinary course of business, there are transactions and calculations for which the ultimate tax outcomes are uncertain. In addition, the Corporation's tax returns are subject to audit by various tax authorities. Although we believe that the estimates are reasonable, no assurance can be given that the final tax outcome will not be materially different than that which is reflected in the income tax provision and accrual.

For further information concerning accounting policies, refer to Item 8, "Financial Statements and Supplementary Data," under the heading "Note 1: Summary of Significant Accounting Policies."

OVERVIEW

Our primary financial goals are to maximize the Corporation's earnings and to deploy capital in profitable growth initiatives that will enhance long-term shareholder value. We track three primary financial performance measures in order to assess the level of success in achieving these goals:

1) return on average assets (ROA)
2) return on average equity (ROE)
3) growth in earnings

In addition to these financial performance measures, we track the performance of the Corporation's three principal business activities:

1) retail banking
2) mortgage banking
3) consumer finance

We also actively manage our capital through:

1) growth
2) stock purchases
3) dividends

Financial Performance Measures

Net income for the Corporation decreased to $4.2 million in fiscal 2008 compared with net income of $8.5 million in fiscal 2007. Earnings per share assuming dilution decreased to $1.38 in 2008 compared with $2.68 in 2007. Net income for 2008 included $976,000 of other-than-temporary impairment charges related to the Corporation's investments in perpetual preferred stock of Fannie Mae and Freddie Mac. Excluding these impairment charges, the Corporation's earnings were $5.2 million, or $1.71 per share assuming dilution, for fiscal 2008. The impairment in the Corporation's holdings of these government-sponsored entities resulted from the decline in market value of these shares in connection with the federal government's takeover of Fannie Mae and Freddie Mac in September 2008, along with the elimination of dividends on these shares. Other significant factors influencing 2008 earnings included (1) a declining net interest margin resulting from interest rate cuts by the FRB and the strong competition for deposits resulting from the reduction in liquidity throughout the financial markets and (2) significantly higher provisions for loan losses and loan indemnifications principally related to loans secured by real estate and consumer finance loans secured by automobiles as a result of the overall deterioration of the housing and economic environment in the United States and our market areas. The extent to which these and other factors impacted each of our business segments varied and is discussed in "Principal Business Activities" below.

The Corporation's ROE and ROA were 6.39 percent and 0.51 percent, respectively, for the year ended December 31, 2008 (7.89 percent and 0.63 percent, adjusted to exclude the net effect of the other-than-temporary impairment charges), compared to 13.03 percent and 1.13 percent, respectively, for the year ended December 31, 2007. The decline in these measures resulted from lower earnings in 2008 coupled with asset growth. Our strategic goals continue to focus on profitable growth that enhances long-term shareholder value. We feel our ability to reach this goal has been enhanced by the Corporation's participation in the Capital Purchase Program. This capital will provide flexibility to fund loan demand from qualifying commercial and consumer borrowers in the communities we serve and to work with existing borrowers who may be experiencing difficulty servicing their debt during these challenging economic times. Nonetheless, the additional capital and asset growth, coupled with the effect of lower net interest margins and higher provisions for loan losses on earnings, may delay improvement in ROE and ROA in the near term.

We expect the following factors to influence the Corporation's financial performance in 2009:

- Retail Banking: Changes in interest rates may continue to affect net interest margin at C&F Bank. Interest rate cuts made by the Federal Reserve Board since September 2007 immediately reduced the Bank's net interest margin because yields on adjustable-rate loans declined faster than the cost of deposits, which are the largest source of the Bank's funds. Net interest margin compression may continue in 2009 as we modify loan terms for existing borrowers who are experiencing financial difficulty and if competition for deposits hinders a decline in rates paid for deposits. General economic trends, particularly the economic recession that we are experiencing, in C&F Bank's markets can affect the quality of the loan portfolio and, therefore, our provision for loan losses, as well as the amount of our nonperforming assets. Managing the risks inherent in our loan portfolio and expenses associated with nonperforming assets will influence C&F Bank's performance during 2009. In addition, the significant increase in FDIC insurance premiums will affect the Bank's noninterest expenses during 2009.

- Mortgage Banking: We expect the ongoing effects of lower demand for home mortgage loans resulting from reduced demand in both the new and resale housing markets, the slowing national economy and the fallout from the subprime and alternative loan issues to result in lower origination volume at C&F Mortgage. While a decline in interest rates may spur refinance activity in 2009, the decline in housing market values, coupled with the availability of fewer mortgage loan products and tighter underwriting guidelines, will temper demand. In addition, there is potential repurchase or indemnification liability to our mortgage company on residential mortgage loans originated and sold into the secondary market in the event of borrower misrepresentation or early-payment default. While we mitigate the risk of repurchase liability by underwriting to the purchasers' guidelines and do not believe that our exposure to this liability is significant at this time, we cannot be assured that a prolonged period of payment defaults and foreclosures will not result in an increase in requests for repurchases or indemnifications, which would adversely affect the Corporation's net income.

- Consumer Finance: We expect the ongoing effects of the economic recession will result in more delinquencies and repossessions at C&F Finance. Declining real estate values, increasing unemployment levels, general availability of consumer credit or other factors that impact consumer confidence or disposable income could increase loss frequency and may be accompanied by decreased consumer demand for automobiles and declining values of automobiles securing outstanding loans, which weakens collateral coverage and increases the amount of loss in the event of default.

Principal Business Activities

An overview of the financial results for each of the Corporation's principal segments is presented below. A more detailed discussion is included in the section "Results of Operations."

Retail Banking: Pretax earnings for the Retail Banking segment were $931,000 for the year ended December 31, 2008, compared with $5.1 million in 2007. The decline in earnings for 2008 included (1) the effects of margin compression and competition for loans and deposits on net interest income, (2) a 2008 year-over-year increase in the provision for loan losses to $2.3 million from $280,000 in 2007 attributable to credit issues resulting from three commercial relationships that have been placed on nonaccrual status, the general slow down in the economy and loan growth, (3) higher assessments for deposit insurance resulting from the FDIC's implementation of its amended assessment system, (4) higher expenses associated with the enhancement of the Bank's internet banking services, and (5) higher loan and foreclosed properties expenses associated with nonperforming assets. The effects of these factors were offset in part by an increase in earning assets..

The combination of declining short-term interest rates and increased competition for deposits resulted in a pricing disparity between loans and deposits. Interest rate cuts made by the Federal Reserve Bank throughout 2008 immediately reduced the Bank's yields on variable-rate loans without a corresponding reduction in deposit costs. However, the Corporation has access to diverse sources of liquidity, which provides flexibility in managing funds and responding to deposit demand and rate fluctuations. The increase in the Bank's provision for loan losses was attributable in part to our evaluation of the Bank's overall loan portfolio in light of deteriorating economic conditions, as well as three commercial relationships, which are secured by residential real estate. One of these relationships has thus far resulted in $2.1 million in foreclosed properties, which were written down to net realizable value at the time they were transferred to other real estate owned. Additional properties securing nonaccrual loans totaling $766,000 associated with this relationship are expected to be conveyed to the Bank in the first quarter of 2009. The Bank will incur ongoing maintenance expenses associated with holding foreclosed properties, and additional write-downs in the remaining properties may be necessary if market conditions deteriorate further.

Mortgage Banking: Pretax earnings for the Mortgage Banking segment, which consists solely of C&F Mortgage, were $2.4 million for the year ended December 31, 2008, compared with $2.8 million in 2007. The decline in earnings for 2008 included the effects of (1) the downturn in the housing market on loan origination volume, which declined 6.3 percent in 2008, (2) a 2008 provision for loan losses of $796,000 in connection with loan repurchases, compared to $120,000 in 2007, (3) a 2008 write down of $167,000 in the carrying value of foreclosed properties to fair value less selling costs, compared to no such expense in 2007, (4) a 2008 provision for estimated indemnification losses of $1.1 million, compared to $97,000 in 2007, and (5) higher legal expenses of $170,000, compared to $42,000 in 2007, largely attributable to troubled loans. The negative effects of these items were offset in part by higher gains on sales of loans in 2008 resulting from higher profit margins on loans originated and sold. While we mitigate the risk of repurchase liability by underwriting to the purchasers guidelines, we cannot eliminate the possibility that a prolonged period of payment defaults and foreclosures may result in an increase in requests for loan repurchases or indemnifications and the need for additional provisions in the future.

While the mortgage banking industry has experienced significant operational problems and losses over the past year, our Mortgage Banking segment has continued to contribute to the Corporation's earnings. For 2008, loan originations at C&F Mortgage for refinancings declined to $202 million from $215 million in 2007. Loans originated for new and resale home purchases declined to $547 million in 2008 from $613 million in 2007. Despite the overall decline in 2008 origination volume, gains on sales of loans during 2008 were higher than 2007 due to higher profit margins on the types of products available to borrowers in the current economic environment. The decline in housing market values, coupled with the availability of fewer mortgage loan products and tighter underwriting guidelines, is expected to temper demand for the foreseeable future. However, as a result of the consolidation within the mortgage banking industry, C&F Mortgage has been able to attract new mortgage origination talent from struggling competitors and we believe that these additions provide the potential for increased loan production.

Consumer Finance: Pretax earnings for the Consumer Finance segment, which consists solely of C&F Finance, totaled $4.3 million for the year ended December 31, 2008, compared with pre-tax earnings of $4.4 million in 2007. Earnings of the Consumer Finance segment have benefited from an approximate 15 percent increase in average consumer finance loans outstanding and the decline in short-term interest rates in 2008. Its fixed-rate loan portfolio is partially funded by a variable-rate line of credit indexed to LIBOR. Therefore, its cost of funds declined and its net interest margin increased during 2008. However, C&F Finance has experienced higher loan charge-offs in 2008 compared to 2007, which in combination with loan growth, has resulted in a $10.7 million provision for loan losses in 2008, compared to $6.7 million in 2007. Controlling charge-offs within C&F Finance's loan portfolio will be the significant factor in realizing improved earnings in the future. If the current economic recession intensifies in C&F Finance's markets, we would expect more delinquencies and repossessions. Depending on the severity of any further downturn in the economy, decreased consumer demand for automobiles and decline in the value of automobiles securing outstanding loans could result, which would weaken collateral coverage and increase the amount of losses in the event of default.

Other: The pretax loss of this segment was $2.8 million for the year ended December 31, 2008, compared to a pretax loss of $564,000 in 2007. The loss in 2008 included the $1.6 million other-than-temporary impairment on the Corporation's investments in Fannie Mae and Freddie Mac perpetual preferred stock. It also included an increase in interest expense associated with the Corporation's issuance of additional trust preferred capital in December 2007.

Capital Management

We have managed our capital through asset growth, stock purchases and increases in dividends. Total shareholders' equity decreased $367,000 to $64.9 million at December 31, 2008, compared to $65.2 million at December 31, 2007. While the Corporation's earnings declined in 2008, we maintained the quarterly dividend level at 31 cents per share throughout 2008, resulting in a dividend payout ratio of 89.8 percent for 2008 compared to 44.5 percent for 2007. The board of directors continues to evaluate our dividend payout in light of changes in economic conditions, our capital levels and our future levels of earnings. Stock purchases were not significant during 2008 and there are 99,000 shares that may be purchased under the board-approved authorization in effect at December 31, 2008. However, in connection with the Corporation's participation in the Treasury's Capital Purchase Program, as previously described, there are limitations on the Corporation's ability to pay cash dividends or to repurchase its common stock prior to the earlier of January 9, 2012 or the date on which Treasury no longer holds any of the Series A Preferred Stock. For more information regarding restrictions imposed on the Corporation due to its participation in the Capital Purchase Program, see Item 8, "Financial Statements and Supplementary Data," under the heading "Note 19: Subsequent Event."

RESULTS OF OPERATIONS

NET INTEREST INCOME

The following table shows the average balance sheets for each of the years ended December 31, 2008, 2007 and 2006. The table also shows the amounts of interest earned on earning assets, with related yields, and interest expense on interest-bearing liabilities, with related rates. Loans include loans held for sale. Loans placed on a nonaccrual status are included in the balances and are included in the computation of yields, but had no material effect. Interest on tax-exempt loans and securities is presented on a taxable-equivalent basis (which converts the income on loans and investments for which no income taxes are paid to the equivalent yield if income taxes were paid using the federal corporate income tax rate of 35 percent in all three years presented).

TABLE 1: Average Balances, Income and Expense, Yields and Rates

	2008			2007			2006		
(Dollars in thousands)	**Average Balance**	**Income/ Expense**	**Yield/ Rate**	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
Assets									
Securities:									
Taxable	**$ 16,662**	**$ 867**	**5.20%**	$ 11,659	$ 544	4.66%	$ 11,349	$ 487	4.29%
Tax-exempt	**77,164**	**5,094**	**6.60**	63,280	4,349	6.87	55,932	3,802	6.80
Total securities	**93,826**	**5,961**	**6.35**	74,939	4,893	6.53	67,281	4,289	6.37
Loans, net	**664,715**	**59,918**	**9.01**	601,685	60,977	10.13	555,517	55,196	9.94
Interest-bearing deposits in other banks	**713**	**17**	**2.37**	8,238	432	5.25	9,271	454	4.90
Fed funds sold	**573**	**12**	**2.01**	241	11	4.67	--	--	--
Total earning assets	**759,827**	**65,908**	**8.67**	685,103	66,313	9.68	632,069	59,939	9.48
Allowance for loan losses	**(17,182)**			(14,926)			(13,617)		
Total non-earning assets	**77,354**			78,217			75,863		
Total assets	**$819,999**			$748,394			$694,315		
Liabilities and Shareholders' Equity									
Time and savings deposits:									
Interest-bearing deposits	**$ 82,560**	**834**	**1.01%**	$ 82,109	912	1.11%	$ 87,074	946	1.09%
Money market deposit accounts	**68,406**	**1,699**	**2.48**	51,624	1,534	2.97	44,820	987	2.20
Savings accounts	**42,445**	**105**	**0.25**	45,452	301	0.66	49,644	353	0.71
Certificates of deposit,									
$100 thousand or more	**99,726**	**4,088**	**4.10**	99,653	4,714	4.73	79,873	3,176	3.98
Other certificates of deposit	**167,849**	**6,614**	**3.94**	169,431	7,469	4.41	152,879	5,690	3.72
Total time and savings deposits	**460,986**	**13,340**	**2.89**	448,269	14,930	3.33	414,290	11,152	2.69
Borrowings	**193,466**	**8,055**	**4.16**	136,939	8,448	6.17	120,498	7,305	6.06
Total interest-bearing liabilities	**654,452**	**21,395**	**3.27**	585,208	23,378	3.99	534,788	18,457	3.45
Demand deposits	**83,533**			84,365			79,472		
Other liabilities	**16,612**			13,751			16,106		
Total liabilities	**754,597**			683,324			630,366		
Shareholders' equity	**65,402**			65,070			63,949		
Total liabilities and shareholders' equity	**$819,999**			$748,394			$694,315		
Net interest income		**$44,513**			$42,935			$41,482	
Interest rate spread			**5.40%**			5.69%			6.03%
Interest expense to average earning assets			**2.82%**			3.41%			2.92%
Net interest margin			**5.86%**			6.27%			6.56%

Interest income and expense are affected by fluctuations in interest rates, by changes in the volume of earning assets and interest-bearing liabilities, and by the interaction of rate and volume factors. The following table shows the direct causes of the year-to-year changes in the components of net interest income on a taxable-equivalent basis. We calculated the rate and volume variances using a formula prescribed by the SEC. Rate/volume variances, the third element in the calculation, are not shown separately in the table, but are allocated to the rate and volume variances in proportion to the relationship of the absolute dollar amounts of the change in each. Loans include both nonaccrual loans and loans held for sale.

TABLE 2: Rate-Volume Recap

	2008 from 2007			2007 from 2006		
	Increase (Decrease) Due to		**Total Increase**	Increase (Decrease) Due to		Total Increase
(Dollars in thousands)	**Rate**	**Volume**	**(Decrease)**	Rate	Volume	(Decrease)
Interest income:						
Loans	**$(7,103)**	**$6,044**	**$(1,059)**	$1,119	$4,662	$5,781
Securities:						
Taxable	**69**	**254**	**323**	43	14	57
Tax-exempt	**(177)**	**922**	**745**	42	505	547
Interest-bearing deposits in other banks	**(156)**	**(259)**	**(415)**	39	(61)	(22)
Fed funds sold	**–**	**1**	**1**	--	11	11
Total interest income	**(7,367)**	**6,962**	**(405)**	1,243	5,131	6,374
Interest expense:						
Time and savings deposits:						
Interest-bearing deposits	**(83)**	**5**	**(78)**	22	(56)	(34)
Money market deposit accounts	**(280)**	**445**	**165**	381	165	546
Savings accounts	**(177)**	**(19)**	**(196)**	(23)	(29)	(52)
Certificates of deposit, $100M or more	**(629)**	**3**	**(626)**	667	871	1,538
Other certificates of deposit	**(785)**	**(70)**	**(855)**	1,121	658	1,779
Total time and savings deposits	**(1,954)**	**364**	**(1,590)**	2,168	1,609	3,777
Other borrowings	**(3,247)**	**2,854**	**(393)**	131	1,013	1,144
Total interest expense	**(5,201)**	**3,218**	**(1,983)**	2,299	2,622	4,921
Change in net interest income	**$(2,166)**	**$3,744**	**$1,578**	$(1,056)	$2,509	$1,453

2008 Compared to 2007

Net interest income, on a taxable-equivalent basis, for the year ended December 31, 2008 was $44.5 million, compared to $42.9 million for 2007. The higher net interest income resulted primarily from a 10.9 percent increase in the average balance of interest-earning assets during 2008. The benefit of this growth was partially offset by a decrease in net interest margin to 5.86 percent for 2008 from 6.27 percent for 2007. The decrease in the net interest margin was a result of a decline in the yield on interest-earning assets that exceeded the decline in the interest rates paid on interest-bearing liabilities. The combination of rapidly declining short-term interest rates and increased competition for deposits in 2008 resulted in a pricing disparity between loans and deposits, which lowered net interest margin.

Average loans held for investment increased $67.6 million during 2008. The Retail Banking segment's average loan portfolio increased $44.0 million during 2008 primarily as a result of residential mortgage loan and commercial loan growth. The Consumer Finance segment's average loan portfolio increased $22.2 million during 2008 as result of overall growth at existing locations and the expansion into new markets in 2007. The Mortgage Banking segment's average loan portfolio increased $1.4 million during 2008 as a result of the introduction of short-term bridge loans in 2007 and repurchased loans. Average loans held for sale at the Mortgage Banking segment decreased $4.6 million during 2008 as a result of a decline in loan demand. The overall yield on loans held for investment at all our business segments and loans held for sale at the Mortgage Banking segment during 2008 decreased as a result of a general decrease in interest rates.

Average securities available for sale increased $18.9 million during 2008. The increase in securities available for sale occurred predominantly in the Retail Banking segment's municipal bond portfolio. This resulted from a strategy to increase the Bank's securities portfolio as a percentage of total assets. The lower yields in 2008 resulted from the current interest rate environment in which securities purchases were made at yields less than those being called. In addition, securities yields for 2007 included the receipt of seven quarters of previously-suspended dividends from one preferred stock holding.

Average interest-earning deposits at other banks, primarily the FHLB, decreased $7.5 million during 2008. Fluctuations in the average balance of these low-yielding deposits occurred in response to loan demand, an increase in the securities portfolio, and improved cash management strategies. The average yield on interest-earning deposits at other banks decreased in 2008 due to declines in short-term interest rates since September 2007.

Average interest-bearing customer deposits increased $12.7 million during 2008. The majority of the growth occurred in lower-rate transaction accounts as opposed to higher-costing certificates of deposit as a result of our deposit strategies that emphasize retention of multi-service customer relationships, coupled with depositors' preferences for maintaining flexibility in their investing options as the value of the stock market declined during 2008. The average cost of deposits declined 44 basis points during 2008. As sources of wholesale funding available to the financial services industry have diminished since mid-2007, competition for deposits within the industry has intensified and rates on time deposits have been slower to decline than short-term interest rates. However, as time deposits matured during last half of 2008, deposit rates began to decline.

Average borrowings increased $56.5 million during 2008. This increase was attributable to increased use of the third-party line of credit by the Consumer Finance segment to fund loan growth, increased use of borrowings from the FHLB and the FRB to fund loan growth at the Retail Banking and Consumer Finance segments, and the issuance of trust preferred capital securities in late 2007 for general corporate purposes, including the refinancing of existing debt. A portion of these borrowings is indexed to short-term interest rates and reprices as short-term interest rates change. Accordingly, the average cost of borrowings decreased 201 basis points during 2008 as interest rates fell.

Interest rates will be a significant factor influencing the performance of all of the Corporation's business segments during 2009. Net interest margin compression may continue in 2009 as we modify loan terms for existing borrowers who are experiencing financial difficulty. As fixed-rate deposits mature, they are expected to reprice at lower interest rates, which should reduce funding costs and relieve some pressure on the net interest margin. However, competition for deposits may hinder a decline in rates paid for deposits. We also expect that declining economic conditions may result in lower overall loan growth.

2007 Compared to 2006

Net interest income, on a taxable-equivalent basis, for the year ended December 31, 2007 was $42.9 million, compared to $41.5 million for 2006. The net interest margin, on a taxable-equivalent basis, for the year ended December 31, 2007 was 6.27 percent, compared to 6.56 percent for 2006. An increase of 20 basis points in the yield on interest-earning assets during 2007 was offset by an increase of 54 basis points in the rate on interest-bearing liabilities.

Average loans held for investment increased $55.8 million during 2007. The Retail Banking segment's average loan portfolio increased $26.5 million during 2007 primarily as a result of commercial loan growth. The Consumer Finance segment's average loan portfolio increased $27.3 million during 2007 as a result of overall growth at existing locations and expansion into new markets. The Mortgage Banking segment's average loan portfolio increased $2.0 million during 2007 as a result of short-term bridge loans, a new product introduced in 2007. Average loans held for sale at the Mortgage Banking segment decreased $9.6 million during 2007. The decrease in the average balances of loans held for sale occurred in response to loan demand, coupled with fluctuations in the timing of loan originations and sales within the periods. The overall yield on loans held for investment and loans held for sale increased as a result of a general increase in interest rates and an increase in higher-yielding Consumer Finance average loans relative to the overall loan portfolio.

Average securities available for sale increased $7.7 million during 2007 and their average yield increased 16 basis points. The increase in securities available for sale occurred predominantly in the Retail Banking segment's municipal portfolio. Additions during 2007 focused on longer-term municipal securities. Yields for 2007 included the receipt of dividends from one preferred stock holding, for which dividend payments had been suspended throughout 2006.

Average interest-bearing deposits at other banks, primarily the FHLB, decreased $1.0 million during 2007. Fluctuations in the average balance of these low-yielding deposits occurred in response to loan demand and an increase in the securities portfolio. The average yield on interest-earning deposits at other banks increased 35 basis points during 2007. The higher yields were due to increases in short-term interest rates through mid-2006.

Average interest-bearing customer deposits increased $34.0 million during 2007. However, the increase in interest on deposits was influenced to a greater extent by the increase in deposit rates. The average cost of deposits increased 64 basis points due to the increase in short-term interest rates through mid-2006, coupled with the repricing of maturing certificates of deposit at higher interest rates, a decrease in the proportion of transaction accounts relative to total interest-bearing deposits, and the general competitive environment for core deposit growth.

Average borrowings increased $16.4 million during 2007 primarily from increased use of the third-party line of credit by the Consumer Finance segment to fund loan growth and from increased use of short-term and long-term borrowings from the FHLB by the Retail Banking segment to fund subsidiaries. These borrowings are primarily indexed to short-term interest rates and reprice as short-term interest rates change. Accordingly, the average cost of borrowings increased 11 basis points for 2007 as the impact of rising short-term interest rates through mid-2006 more than offset the decline in rates in the fourth quarter of 2007.

NONINTEREST INCOME

TABLE 3: Noninterest Income

(Dollars in thousands)	Year Ended December 31, 2008 Retail Banking	Mortgage Banking	Consumer Finance	Other and Eliminations	Total
Gains on sales of loans	$ --	$16,714	$ --	$ (21)	$16,693
Service charges on deposit accounts	3,907	--	--	--	3,907
Other service charges and fees	1,550	2,163	8	--	3,721
Gains on calls of available for sale securities	227	--	--	7	234
Other-than-temporary impairment of available for sale securities	--	--	--	(1,575)	(1,575)
Other income	349	5	580	1,235	2,169
Total noninterest income	$6,033	$18,882	$588	$ (354)	$25,149

(Dollars in thousands)	Year Ended December 31, 2007 Retail Banking	Mortgage Banking	Consumer Finance	Other and Eliminations	Total
Gains on sales of loans	$ --	$15,854	$ --	$ (21)	$15,833
Service charges on deposit accounts	3,684	--	--	--	3,684
Other service charges and fees	1,364	2,572	84	--	4,020
Gains on calls of available for sale securities	21	--	--	--	21
Other income	247	218	506	1,349	2,320
Total noninterest income	$5,316	$18,644	$590	$ 1,328	$25,878

(Dollars in thousands)	Year Ended December 31, 2006 Retail Banking	Mortgage Banking	Consumer Finance	Other and Eliminations	Total
Gains on sales of loans	$ --	$17,149	$ --	$ (51)	$17,098
Service charges on deposit accounts	3,471	--	--	--	3,471
Other service charges and fees	1,200	3,656	245	--	5,101
Gains on calls of available for sale securities	86	--	--	19	105
Other income	342	22	294	954	1,612
Total noninterest income	$5,099	$20,827	$539	$ 922	$27,387

2008 Compared to 2007

Total noninterest income declined 2.8 percent to $25.1 million in 2008. The decrease primarily resulted from a $1.6 million other-than-temporary impairment in the Corporation's holdings of perpetual preferred stock of Fannie Mae and Freddie Mac, as previously described. The impairment charge at the Corporation's holding company offset increases in other income in the Retail Banking and Mortgage Banking segments. Noninterest income at the Retail Banking segment increased 13.5 percent during 2008 as a result of higher customer usage and a pricing increase of the Bank's overdraft protection program, higher usage of bank card and ATM services, a higher number of investment securities calls at premium call rates, gains on sales of pre-refunded available-for-sale securities and a gain on the sale of the Bank's credit card portfolio. Noninterest income at the Mortgage Banking segment increased 1.3 percent during 2008 as a result of higher gains on sales of loans, which was attributable to higher profit margins on loans originated and sold. The increase in gains was offset in part by lower volume-dependent ancillary fees.

2007 Compared to 2006

Total noninterest income declined 5.5 percent to $25.9 million in 2007. The decrease in noninterest income at the Mortgage Banking segment was attributable to lower gains on loan sales and lower ancillary fees due to the ongoing effects of lower demand for home mortgage loans, tightening secondary market underwriting criteria and increased competition. The decline in noninterest income at the Mortgage Banking segment was offset in part by an increase in noninterest income at (1) the Retail Banking segment attributable to higher service charges and fees on deposit accounts resulting from deposit account growth and the expansion of our overdraft protection services and (2) the Consumer Finance segment attributable to activity-based fees and service charges. Increased revenue from brokerage services included in Other further offset the decline in the Mortgage Banking segment.

NONINTEREST EXPENSE

TABLE 4: Noninterest Expense

	Year Ended December 31, 2008				
(Dollars in thousands)	Retail Banking	Mortgage Banking	Consumer Finance	Other	Total
Salaries and employee benefits	**$13,378**	**$8,889**	**$4,662**	**$795**	**$27,724**
Occupancy expense	**3,628**	**1,962**	**416**	**25**	**6,031**
Other expenses	**6,299**	**6,536**	**2,299**	**431**	**15,565**
Total noninterest expense	**$23,305**	**$17,387**	**$7,377**	**$1,251**	**$49,320**

	Year Ended December 31, 2007				
(Dollars in thousands)	Retail Banking	Mortgage Banking	Consumer Finance	Other	Total
Salaries and employee benefits	$14,626	$11,095	$4,317	$ 749	$30,787
Occupancy expense	3,780	1,868	384	26	6,058
Other expenses	4,811	4,222	2,086	407	11,526
Total noninterest expense	$23,217	$17,185	$6,787	$1,182	$48,371

	Year Ended December 31, 2006				
(Dollars in thousands)	Retail Banking	Mortgage Banking	Consumer Finance	Other	Total
Salaries and employee benefits	$13,001	$12,137	$3,146	$723	$29,007
Occupancy expense	3,109	1,671	282	25	5,087
Other expenses	4,701	4,550	1,767	216	11,234
Total noninterest expense	$20,811	$18,358	$5,195	$964	$45,328

2008 Compared to 2007

Total noninterest expense increased 2.0 percent to $49.3 million in 2008. The increase at the Retail Banking segment included the effects of higher assessments for deposit insurance resulting from the FDIC's implementation of its amended assessment system, higher expenses associated with the enhancement of our internet banking service, and higher loan and foreclosed properties expenses associated with nonperforming assets. These increases were offset in part by lower salaries and benefits resulting from personnel reductions and lower bonuses. The increase at the Mortgage Banking segment included the effects of a write-down in the carrying value of certain foreclosed properties, an increase in the provision for estimated indemnification losses, and higher legal expenses related to troubled loans. These increases were offset in part by lower production-based salaries and bonuses. The increase at the Consumer Finance segment included the effects of higher personnel costs and operating expenses to support growth and technology enhancements.

2007 Compared to 2006

Total noninterest expense increased 6.7 percent to $48.4 million in 2007. The Retail Banking and the Consumer Finance segments reported increases in total noninterest expense that were primarily attributable to higher personnel and operating expenses to support growth and technology enhancements at both segments. Noninterest expense of the Retail Banking segment included operating expenses associated with our Patterson Avenue and Chester retail banking branches in the Richmond, Virginia area, which opened in the first quarter of 2007, our Hampton and Yorktown retail banking branches on the Virginia Peninsula, which opened in 2006, and our operations center, which opened in late 2005. Noninterest expenses of the Consumer Finance segment included costs associated with building depth in our sales force, entering new markets and increasing the administrative staff to support the increase in the loan portfolio. Total noninterest expense decreased at the Mortgage Banking segment because of lower production-based personnel expenses as a result of the decline in loan production.

INCOME TAXES

Applicable income taxes on 2008 earnings amounted to $617,000, resulting in an effective tax rate of 12.9 percent, compared with $3.3 million, or 28.3 percent, in 2007 and $5.4 million, or 30.9 percent, in 2006. The decline in the effective tax rate during 2008 resulted from higher tax-exempt income on securities and loans as a percentage of pretax income. C&F Bank has a large portfolio of municipal securities, which generates interest income that is exempt from income taxes.

ASSET QUALITY

Allowance and Provision for Loan Losses

The allowance for loan losses represents an amount that, in our judgment, will be adequate to absorb any losses on existing loans that may become uncollectible. The provision for loan losses increases the allowance, and loans charged off, net of recoveries, reduce the allowance. The following table presents the Corporation's loan loss experience for the periods indicated:

TABLE 5: Allowance for Loan Losses

	Year Ended December 31,				
(Dollars in thousands)	**2008**	2007	2006	2005	2004
Allowance, beginning of period	**$15,963**	$14,216	$13,064	$11,144	$ 8,657
Provision for loan losses:					
Retail Banking	**2,300**	280	(250)	400	200
Mortgage Banking	**796**	120	–	–	–
Consumer Finance	**10,670**	6,730	4,875	5,120	3,826
Total provision for loan losses	**13,766**	7,130	4,625	5,520	4,026
Loans charged off:					
Real estate – residential	**179**	34	32	–	–
Commercial, financial and agricultural	**211**	2	97	20	7
Consumer	**362**	187	229	227	96
Consumer Finance	**10,807**	7,077	4,735	4,738	2,592
Total loans charged off	**11,559**	7,300	5,093	4,985	2,695
Recoveries of loans previously charged off:					
Real estate – residential	**–**	1	1	–	–
Commercial, financial and agricultural	**14**	125	69	49	68
Consumer	**97**	114	146	57	39
Consumer Finance	**1,525**	1,677	1,404	1,279	1,049
Total recoveries	**1,636**	1,917	1,620	1,385	1,156
Net loans charged off	**9,923**	5,383	3,473	3,600	1,539
Allowance, end of period	**$19,806**	$15,963	$14,216	$13,064	$11,144
Ratio of net charge-offs to average total loans outstanding during period for Retail Banking and Mortgage Banking	**.14%**	–	.03%	.03%	–
Ratio of net charge-offs to average total loans outstanding during period for Consumer Finance	**5.46%**	3.65%	2.76%	3.33%	1.78%

During 2008, there was a $2.5 million increase in the allowance for loan losses at the combined Retail Banking and Mortgage Banking segments since December 31, 2007, and the provision for loan losses at these combined segments increased $2.7 million in 2008. These increases were attributable to loan growth at the Bank and an increase in nonaccrual loans at both C&F Bank and C&F Mortgage as presented in Table 7 below. In addition, there was a 2008 year-over-year increase in net charge-offs of $658,000 at these combined segments, which included write downs of certain loans to fair market value less costs to sell at the date of their foreclosure. We believe that the current level of the allowance for loan losses is adequate to absorb any losses on existing loans that may become uncollectible. Depending on the effects of current economic conditions, a higher level of nonperforming loans may result during 2009, which may require a higher provision for loan losses.

The Consumer Finance segment, consisting solely of C&F Finance, accounted for a significant portion of the activity in the allowance for loan losses during 2008. C&F Finance's allowance for loan losses increased to $12.6 million at December 31, 2008 from $11.2 million at December 31, 2007, and its provision for loan losses increased $3.9 million in 2008. In addition, there was a 2008 year-over-year increase in net charge-offs of $3.9 million. C&F Finance's originations and collections were directly affected by rising unemployment during 2008. In addition, the level of charge-offs was affected by a decline in the recovery rate on the sale of repossessed vehicles, coupled with an increase in the number of vehicles repossessed in 2008 mainly as a result of declining economic conditions. We believe that the current level of the allowance for loan losses at C&F Finance is adequate to absorb any losses on existing loans that may become uncollectible. However, if unemployment continues to rise throughout 2009, higher provisions for loan losses may become necessary.

For further information regarding the adequacy of our allowance for loan losses, refer to "Nonperforming Assets" within this Item 7.

Loan Loss Allowance Methodology-Retail and Mortgage Banking. We conduct an analysis of the loan portfolio on a regular basis. We use this analysis to assess the sufficiency of the allowance for loan losses and to determine the necessary provision for loan losses. The review process generally begins with loan officers identifying problem loans to be reviewed on an individual basis for impairment. In addition to these loans, all commercial loans are considered for individual impairment testing. Impairment testing includes consideration of the current collateral value for each loan, as well as any known internal or external factors that may affect collectibility. When we identify a loan as impaired, we may establish a specific allowance based on the difference between the carrying value of the loan and its computed fair value. We segregate the loans meeting the criteria for special mention, substandard, doubtful and loss, as well as impaired loans, from performing loans within the portfolio. We then group loans by loan type (e.g., commercial, consumer) and by risk rating (e.g., substandard, doubtful). We assign each loan type an allowance factor based on the associated risk, complexity and size of the individual loans within the particular loan category. We assign classified loans a higher allowance factor than non-rated loans within a particular loan type based on our concerns regarding collectibility or our knowledge of particular elements surrounding the borrower. Our allowance factors increase with the severity of classification. Allowance factors used for unclassified loans are based on our analysis of charge-off history and our judgment based on the overall analysis of the lending environment including the general economic conditions. The allowance for loan losses is the aggregate of specific allowances, the calculated allowance required for classified loans by category and the general allowance for each portfolio type.

In conjunction with the methodology described above, we consider the following risk elements that are inherent in the loan portfolio:

- Residential real estate loans and equity lines of credit carry risks associated with the continued credit-worthiness of the borrower and changes in the value of the collateral.

- Construction loans carry risks that the project will not be finished according to schedule, the project will not be finished according to budget and the value of the collateral may at any point in time be less than the principal amount of the loan. Construction loans also bear the risk that the general contractor, who may or may not be a Bank loan customer, may be unable to finish the construction project as planned because of financial pressure unrelated to the project.

- Commercial real estate loans may carry risks associated with the successful operation of a business or a real estate project, in addition to other risks associated with the ownership of real estate, because the repayment of these loans may be dependent upon the profitability and cash flows of the business or project.

- Commercial business loans carry risks associated with the successful operation of a business, which is usually the source of loan repayment, and the value of the collateral, which may depreciate over time and cannot be appraised with as much precision as real estate.

- Consumer loans carry risks associated with the continued credit-worthiness of the borrower and the value of the collateral (e.g., rapidly-depreciating assets such as automobiles), or lack thereof. Consumer loans are more likely than real estate loans to be immediately adversely affected by job loss, divorce, illness or personal bankruptcy.

Loan Loss Allowance Methodology - Consumer Finance. The Consumer Finance segment's loans consist of non-prime automobile loans. These loans carry risks associated with (1) the continued credit-worthiness of borrowers who may be unable to meet the credit standards imposed by most traditional automobile financing sources and (2) the value of rapidly-depreciating collateral. These loans do not lend themselves to a classification process because of the short duration of time between delinquency and repossession. Therefore, the loan loss allowance review process generally focuses on the rates of delinquencies, defaults, repossessions and losses. Allowance factors also include an analysis of charge-off history and our judgment based on the overall analysis of the lending environment.

The allocation of the allowance at December 31 for the years indicated and the ratio of related outstanding loan balances to total loans are as follows:

TABLE 6: Allocation of Allowance for Loan Losses

(Dollars in thousands)	**2008**	2007	2006	2005	2004
Allocation of allowance for loan losses, end of year:					
Real estate—residential mortgage	**$ 1,576**	$ 684	$ 502	$ 402	$ 337
Real estate—construction	**483**	267	136	202	129
Commercial, financial and agricultural[1]	**4,752**	3,384	3,031	3,776	3,736
Equity lines	**167**	143	134	124	92
Consumer	**220**	265	326	214	166
Consumer finance	**12,608**	11,220	9,890	8,346	6,684
Unallocated	**--**	--	197	--	--
Balance, December 31	**$19,806**	$15,963	$14,216	$13,064	$11,144
Ratio of loans to total year-end loans:					
Real estate—residential mortgage	**22%**	20%	22%	20%	21%
Real estate—construction	**4**	5	2	4	3
Commercial, financial and agricultural[1]	**42**	43	44	45	46
Equity lines	**4**	4	5	5	5
Consumer	**1**	1	2	2	2
Consumer finance	**27**	27	25	24	23
	100%	100%	100%	100%	100%

[1] Includes loans secured by real estate for builder lines, acquisition and development and commercial development, as well as commercial loans secured by personal property.

Nonperforming Assets

Table 7 summarizes nonperforming assets at December 31, of each of the past five years.

TABLE 7: Nonperforming Assets

Retail and Mortgage Banking

(Dollars in thousands)	**2008**	2007	2006	2005	2004
Nonaccrual loans*-Retail Banking	**$ 17,222**	$ 495	$ 955	$ 4,083	$ 4,336
Nonaccrual loans*-Mortgage Banking	**1,460**	732	–	–	–
OREO**-Retail Banking	**1,370**	–	–	–	–
OREO**-Mortgage Banking	**596**	–	–	–	–
Total nonperforming assets	**$ 20,648**	$ 1,227	$ 955	$ 4,083	$ 4,336
Accruing loans* past due for 90 days or more	**$ 3,517**	$ 578	$ 1,629	$ 3,826	$ 1,580
Total loans*	**$480,438**	$441,648	$399,195	$366,962	$312,151
Allowance for loan losses	**$ 7,198**	$ 4,743	$ 4,326	$ 4,718	$ 4,460
Nonperforming assets to total loans* and OREO**	**4.28%**	0.28%	0.24%	1.11%	1.39%
Allowance for loan losses to total loans*	**1.50**	1.07	1.08	1.29	1.43
Allowance for loan losses to nonaccrual loans*	**38.53**	386.55	452.98	115.56	102.88

* Loans exclude Consumer Finance segment loans presented below.

** OREO is recorded at its fair market value less cost to sell.

Consumer Finance

(Dollars in thousands)	**2008**	2007	2006	2005	2004
Nonaccrual loans	**$ 798**	$ 1,388	$ 880	$ 1,819	$ 1,330
Accruing loans past due for 90 days or more	**$ –**	$ –	$ 8	$ 26	$ 481
Total loans	**$172,385**	$160,196	$132,864	$111,141	$93,464
Allowance for loan losses	**$ 12,608**	$ 11,220	$ 9,890	$ 8,346	$ 6,684
Nonaccrual consumer finance loans to total consumer finance loans	**0.46%**	0.87%	0.66%	1.64%	1.42%
Allowance for loan losses to total consumer finance loans	**7.31%**	7.00%	7.44%	7.51%	7.15%

Nonperforming assets of the Retail Banking segment totaled $18.6 million at December 31, 2008 compared to $495,000 at December 31, 2007. The largest components of C&F Bank's nonaccrual loans are two commercial relationships aggregating $15.6 million, which are secured by residential real estate. We believe we have provided adequate loan loss reserves based on current appraisals of the collateral. The largest component of C&F Bank's foreclosed properties is $1.3 million of residential properties associated with one commercial relationship. These properties have been written down to their estimated fair values based upon current appraisals less selling costs. Additional properties securing nonaccrual loans totaling $766,000 associated with this relationship are expected to be conveyed to C&F Bank in the first quarter of 2009 and appropriate loan loss reserves have been established.

Nonperforming assets of the Mortgage Banking segment totaled $2.1 million at December 31, 2008 compared to $732,000 at December 31, 2007. This increase resulted from loans that were repurchased from investors.

We have increased our allowance as a percentage of total loans at the combined Retail and Mortgage Banking segment largely as a result of the increase in nonperforming loans, and the continued deterioration in the economy, in particular the housing market. We continue to monitor all of the risk factors previously described when establishing the loan loss allowance and may continue to make adjustments to the allowance level in the future based upon changes in our portfolios and general economic conditions.

There has been a $590,000 decline in nonaccrual loans at C&F Finance since December 31, 2007, and the allowance for loan losses increased from $11.2 million at December 31, 2007 to $12.6 million at December 31, 2008. The higher provision for loan losses in 2008 resulted in the increase in the allowance for loan losses and an increase in the ratio of the allowance for loan losses to total consumer finance loans to 7.31 percent at December 31, 2008 compared to 7.00 percent at December 31, 2007. The increase in the allowance for loan losses as a percentage of total consumer finance loans is a result of the increase in net charge-offs, increasing delinquencies, continued deterioration in collateral values as a result of declining sales prices at auction on repossessed automobiles and the rising unemployment level. Charge-offs and delinquencies are very highly correlated to employment. While we believe our current allowance for loan losses is adequate, C&F Finance's loan portfolio can be immediately adversely affected by deterioration in general economic conditions, such as an increase in the level of unemployment. We are closely monitoring this situation and may make adjustments to our reserve level in the future based upon changes in our portfolio and general economic conditions.

In accordance with its policies and guidelines and consistent with industry practices, C&F Finance, at times, offers payment deferrals to borrowers, whereby the borrower is allowed to move up to two payments within a twelve-month rolling period to the end of the loan, generally by paying a fee. An account for which all delinquent payments are deferred is classified as current at the time the deferment is granted and therefore is not included as a delinquent account. Thereafter, such an account is aged based on the timely payment of future installments in the same manner as any other account. We evaluate the results of this deferment strategy based upon the amount of cash installments that are collected on accounts after they have been deferred versus the extent to which the collateral underlying the deferred accounts has depreciated over the same period of time. Based on this evaluation, we believe that payment deferrals granted according to our policies and guidelines are an effective portfolio management technique and result in higher ultimate cash collections. Payment deferrals may affect the ultimate timing of when an account is charged off. Increased use of deferrals may result in a lengthening of the loss confirmation period, which would increase expectations of credit losses inherent in the portfolio and therefore increase the allowance for loan losses and related provision for loan losses.

During periods of economic slowdown or recession, delinquencies, defaults, repossessions and losses generally increase at the Consumer Finance segment. These periods also may be accompanied by decreased consumer demand for automobiles and declining values of automobiles securing outstanding loans, which weakens collateral coverage and increases the amount of a loss in the event of default. Significant increases in the inventory of used automobiles during periods of economic recession may also depress the prices at which we may sell repossessed automobiles or delay the timing of these sales. Because C&F Finance focuses on non-prime borrowers, the actual rates of delinquencies, defaults, repossessions and losses on these loans are higher than those experienced in the general automobile finance industry and could be more dramatically affected by a general economic downturn. While we manage the higher risk inherent in loans made to non-prime borrowers through the underwriting criteria and collection methods employed by C&F Finance, we cannot guarantee that these criteria or methods will afford adequate protection against these risks. However, we believe that the current allowance for loan losses is appropriate to absorb any losses on existing Consumer Finance segment loans that may become uncollectible.

We generally place loans at the Retail Banking, Mortgage Banking and Consumer Finance segments on nonaccrual status when the collection of principal or interest is 90 days or more past due, or earlier, if collection is uncertain based on an evaluation of the net realizable value of the collateral and the financial strength of the borrower. Loans greater than 90 days past due may remain on accrual status if we determine we have adequate collateral to cover the principal and interest. For those loans that are carried on nonaccrual status, payments are first applied to principal outstanding. We would have recorded additional gross interest income of $439,000 for 2008, $56,000 for 2007 and $70,000 for 2006 if nonaccrual loans had been current throughout these periods. Interest received on nonaccrual loans was $23,000 in 2008, $219,000 in 2007 and $41,000 in 2006.

At the Consumer Finance segment, the automobile repossession process is generally initiated after a loan becomes more than 60 days delinquent. Repossessions are handled by independent repossession firms engaged by C&F Finance and must be approved by a manager. After the prescribed waiting period, the repossessed automobile is sold in a third-party auction. We credit the proceeds from the sale of the automobile, and any other recoveries, against the balance of the loan. Proceeds from the sale of the repossessed vehicle and other recoveries are usually not sufficient to cover the outstanding balance of the loan, and the resulting deficiency is charged off. The charge-off represents the difference between the actual net sale proceeds minus collections and repossession expenses and the principal balance of the delinquent loan. C&F Finance pursues collection of deficiencies when it deems such action to be appropriate.

We measure impaired loans based on the present value of expected future cash flows discounted at the effective interest rate of the loan or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. We consider a loan impaired when it is probable that we will be unable to collect all interest and principal payments as scheduled in the loan agreement. We do not consider a loan impaired during a period of delay in payment if we expect the ultimate collectibility of all amounts due. We maintain a valuation allowance to the extent that the measure of the impaired loan is less than the recorded investment. The balance of impaired loans was $16.8 million and $291,000 at December 31, 2008 and 2007, respectively, for which there was a $940,000 specific valuation allowance at December 31, 2008 and no specific valuation allowance at December 31, 2007. The average balance of impaired loans was $5.8 million for 2008, $557,000 for 2007 and $2.24 million for 2006.

FINANCIAL CONDITION

SUMMARY

A financial institution's primary sources of revenue are generated by its earning assets, while its major expenses are produced by the funding of those assets with interest-bearing liabilities. Effective management of these sources and uses of funds is essential in attaining a financial institution's maximum profitability while maintaining an acceptable level of risk.

At December 31, 2008, the Corporation had total assets of $855.7 million compared to $785.6 million at December 31, 2007. The increase was principally a result of an increase in loans held for investment at the Retail Banking and Consumer Finance segments and an increase in investment securities at the Retail Banking segment. Asset growth was funded with increased deposits and borrowings.

LOAN PORTFOLIO

General

Through the Retail Banking segment, we engage in a wide range of lending activities, which include the origination, primarily in the Banking segment's market area, of (1) one-to-four family and multi-family residential mortgage loans, (2) commercial real estate loans, (3) construction loans, (4) land acquisition and development loans, (5) consumer loans and (6) commercial business loans. We engage in non-prime automobile lending through the Consumer Finance segment and in residential mortgage lending through the Mortgage Banking segment with the majority of the loans sold to third-party investors. At December 31, 2008, the Corporation's loans held for investment in all categories totaled $652.8 million and loans held for sale totaled $37.0 million.

Tables 8 and 9 present information pertaining to the composition of loans and maturity/repricing of loans.

TABLE 8: Summary of Loans Held for Investment

(Dollars in thousands)	December 31,				
	2008	2007	2006	2005	2004
Real estate—residential mortgage	**$ 141,341**	$ 122,705	$ 115,557	$ 96,423	$ 85,080
Real estate—construction	**28,286**	26,719	13,650	20,222	13,315
Commercial, financial, and agricultural[1]	**272,164**	257,951	236,157	216,081	185,646
Equity lines	**29,136**	25,282	24,880	24,662	18,490
Consumer	**9,511**	8,991	8,951	9,574	9,620
Consumer finance	**172,385**	160,196	132,864	111,141	93,464
Total loans	**652,823**	601,844	532,059	478,103	405,615
Less allowance for loan losses	**(19,806)**	(15,963)	(14,216)	(13,064)	(11,144)
Total loans, net	**$633,017**	$585,881	$517,843	$465,039	$394,471

[1] Includes loans secured by real estate for builder lines, acquisition and development and commercial development, as well as commercial loans secured by personal property.

TABLE 9: Maturity/Repricing Schedule of Loans

(Dollars in thousands)	December 31, 2008	
	Commercial, Financial, and Agricultural	Real Estate Construction
Variable Rate:		
Within 1 year	**$160,729**	**$11,955**
1 to 5 years	–	–
After 5 years	–	–
Fixed Rate:		
Within 1 year	**$ 11,172**	**$ 16,241**
1 to 5 years	**59,738**	**90**
After 5 years	**40,525**	–

The increase in loans held for investment occurred predominantly in (1) the variable-rate category of commercial loans at C&F Bank and (2) the fixed-rate categories of residential mortgage loans at C&F Bank and consumer loans at C&F Finance. Typically, growth in the variable-rate categories will negatively affect net interest income in a declining interest rate environment and growth in the fixed-rate categories will negatively affect net interest income in a rising interest rate environment. However, fixed-rate consumer loans at C&F Finance are partially funded by variable-rate borrowings; therefore, net interest income will be favorably affected in a declining interest rate environment.

Credit Policy

The Corporation's credit policy establishes minimum requirements and provides for appropriate limitations on overall concentration of credit within the Corporation. The policy provides guidance in general credit policies, underwriting policies and risk management, credit approval, and administrative and problem asset management policies. The overall goal of the Corporation's credit policy is to ensure that loan growth is accompanied by acceptable asset quality with uniform and consistently applied approval, administration, and documentation practices and standards.

Residential Mortgage Lending - Held for Sale

The Mortgage Banking segment's guidelines for underwriting conventional conforming loans comply with the underwriting criteria established by Fannie Mae and/or Freddie Mac. The guidelines for non-conforming conventional loans are based on the requirements of private investors and information provided by third-party investors. The guidelines used by C&F Mortgage to originate FHA-insured and VA-guaranteed loans comply with the criteria established by HUD and the VA. The conventional loans that C&F Mortgage originates or purchases that have loan-to-value ratios greater than 80 percent at origination are generally insured by private mortgage insurance. The borrower pays the cost of the insurance.

Residential Mortgage Lending - Held for Investment

The Retail Banking segment originates residential mortgage loans secured by properties located in its primary market area in southeastern and central Virginia. The Bank offers various types of residential mortgage loans in addition to traditional long-term, fixed-rate loans. The majority of such loans include 10 and 15 year amortizing mortgage loans with fixed rates of interest and fixed-rate mortgage loans with terms of 20, 25 and 30 years but subject to call after five years at the option of the Bank.

Loans associated with residential mortgage lending are included in the real estate—residential mortgage category in Table 8.

Construction Lending

The Retail Banking segment has an active construction lending program. The Bank makes loans primarily for the construction of one-to-four family residences and, to a lesser extent, multi-family dwellings. The Bank also makes construction loans for office and warehouse facilities and other nonresidential projects, generally limited to borrowers that present other business opportunities for the Bank.

The amounts, interest rates and terms for construction loans vary, depending upon market conditions, the size and complexity of the project, and the financial strength of the borrower and any guarantors of the loan. The term for the Bank's typical construction loan ranges from nine months to 15 months for the construction of an individual residence and from 15 months to a maximum of three years for larger residential or commercial projects. The Bank does not typically amortize its construction loans, and the borrower pays interest monthly on the outstanding principal balance of the loan. The interest rates on the Bank's construction loans are fixed and variable. The Bank does not generally finance the construction of commercial real estate projects built on a speculative basis. For residential builder loans, the Bank limits the number of models and/or speculative units allowed depending on market conditions, the builder's financial strength and track record and other factors. Generally, the maximum loan-to-value ratio for one-to-four family residential construction loans is 80 percent of the property's fair market value, or 85 percent of the property's fair market value if the property will be the borrower's primary residence. The fair market value of a project is determined on the basis of an appraisal of the project conducted by an appraiser acceptable to the Bank. For larger projects where unit absorption or leasing is a concern, the Bank may also obtain a feasibility study or other acceptable information from the borrower or other sources about the likely disposition of the property following the completion of construction.

Construction loans for nonresidential projects and multi-unit residential projects are generally larger and involve a greater degree of risk to the Bank than residential mortgage loans. The Bank attempts to minimize such risks (1) by making construction loans in accordance with the Bank's underwriting standards and to established customers in its primary market area and (2) by monitoring the quality, progress and cost of construction. Generally, the maximum loan-to-value ratio established by the Bank for non-residential projects and multi-unit residential projects is 80 percent; however, this maximum can be waived for particularly strong borrowers on an exception basis.

Loans associated with construction lending are included in the real estate—construction category in Table 8.

Consumer Lot Lending

Consumer lot loans are loans made to individuals for the purpose of acquiring an unimproved building site for the construction of a residence that generally will be occupied by the borrower. Consumer lot loans are made only to individual borrowers, and each borrower generally must certify to the Bank his intention to build and occupy a single-family residence on the lot generally within three or five years of the date of origination of the loan. These loans typically have a maximum term of either three or five years with a balloon payment of the entire balance of the loan being due in full at the end of the initial term. The interest rate for these loans is fixed or variable at a rate that is slightly higher than prevailing rates for one-to-four family residential mortgage loans. We do not believe consumer lot loans bear as much risk as land acquisition and development loans because such loans are not made for the construction of residences for immediate resale, are not made to developers and builders, and are not concentrated in any one subdivision or community. The Bank also purchases lot loans originated by C&F Mortgage. These loans must satisfy the Bank's underwriting criteria, including loan-to-value and credit score guidelines.

Loans associated with consumer lot lending are included in the real estate—construction category in Table 8.

Commercial Real Estate Lending

The Bank's commercial real estate loans are primarily secured by the value of real property and the income arising from such property. The proceeds of commercial real estate loans are generally used by the borrower to finance or refinance the cost of acquiring and/or improving a commercial property. The properties that typically secure these loans are office and warehouse facilities, hotels, retail facilities, restaurants and other commercial properties. The Bank's present policy is generally to restrict the making of commercial real estate loans to borrowers who will occupy or use the financed property in connection with their normal business operations. However, the Bank also will consider making commercial real estate loans under the following two conditions. First, the Bank will consider making commercial real estate loans for other purposes if the borrower is in strong financial condition and presents a substantial business opportunity for the Bank. Second, the Bank will consider making commercial real estate loans to creditworthy borrowers who have substantially pre-leased the improvements to high-caliber tenants.

The Bank's commercial real estate loans are usually amortized over a period of time ranging from 15 years to 25 years and usually have a term to maturity ranging from five years to 15 years. These loans normally have provisions for interest rate adjustments after the loan is three to five years old. The Bank's maximum loan-to-value ratio for a commercial real estate loan is 80 percent; however, this maximum can be waived for particularly strong borrowers on an exception basis. Most commercial real estate loans are further secured by one or more unconditional personal guarantees.

In recent years, the Bank has structured some of its commercial real estate loans as mini-permanent loans. The amortization period, term and interest rates for these loans vary based on borrower preferences and the Bank's assessment of the loan and the degree of risk involved. If the borrower prefers a fixed rate of interest, the Bank usually offers a loan with a fixed rate of interest for a term of three to five years with an amortization period of up to 25 years. The remaining balance of the loan is due and payable in a single balloon payment at the end of the initial term. We believe that shorter maturities for commercial real estate loans are necessary to give the Bank some protection from changes in the borrower's business and income as well as changes in general economic conditions. In the case of fixed-rate commercial real estate loans, shorter maturities also provide the Bank with an opportunity to adjust the interest rate on this type of interest-earning asset in accordance with the Bank's asset and liability management strategies.

Loans secured by commercial real estate are generally larger and involve a greater degree of risk than residential mortgage loans. Because payments on loans secured by commercial real estate are usually dependent on successful operation or management of the properties securing such loans, repayment of such loans is subject to changes in both general and local economic conditions and the borrower's business and income. As a result, events beyond the control of the Bank, such as a downturn in the local economy, could adversely affect the performance of the Bank's commercial real estate loan portfolio. The Bank seeks to minimize these risks by lending to established customers and generally restricting its commercial real estate loans to its primary market area. Emphasis is placed on the income producing characteristics and capacity of the collateral.

Loans associated with commercial real estate lending are included in the commercial, financial and agricultural category in Table 8.

Land Acquisition and Development Lending

Land acquisition and development loans are made to builders and developers for the purpose of acquiring unimproved land to be developed for residential building sites, residential housing subdivisions, multi-family dwellings and a variety of commercial uses. The Bank's policy is to make land acquisition loans to borrowers for the purpose of acquiring developed lots for single-family, townhouse or condominium construction. The Bank will make both land acquisition and development loans to residential builders, experienced developers and others in strong financial condition to provide additional construction and mortgage lending opportunities for the Bank.

The Bank underwrites and processes land acquisition and development loans in much the same manner as commercial construction loans and commercial real estate loans. For land acquisition and development loans, the Bank uses lower loan-to-value ratios, which are a maximum of 65 percent for raw land, 75 percent for land development and improved lots and 80 percent of the discounted appraised value of the property as determined in accordance with the Bank's appraisal policies for developed lots for single-family or townhouse construction. The Bank can waive the maximum loan-to-value ratio for particularly strong borrowers on an exception basis. The term of land acquisition and development loans ranges from a maximum of two years for loans relating to the acquisition of unimproved land to, generally, a maximum of three years for other types of projects. All land acquisition and development loans generally are further secured by one or more unconditional personal guarantees. Because these loans are usually in a larger amount and involve more risk than consumer lot loans, the Bank carefully evaluates the borrower's assumptions and projections about market conditions and absorption rates in the community in which the property is located and the borrower's ability to carry the loan if the borrower's assumptions prove inaccurate.

Loans associated with land acquisition and development lending are included in the commercial, financial and agricultural category in Table 8.

Commercial Business Lending

Commercial business loan products include revolving lines of credit to provide working capital, term loans to finance the purchase of vehicles and equipment, letters of credit to guarantee payment and performance, and other commercial loans. In general, these credit facilities carry the unconditional guaranty of the owners and/or stockholders.

Revolving and operating lines of credit are typically secured by all current assets of the borrower, provide for the acceleration of repayment upon any event of default, are monitored monthly or quarterly to ensure compliance with loan covenants, and are re-underwritten or renewed annually. Interest rates generally will float at a spread tied to the Bank's prime lending rate. Term loans are generally advanced for the purchase of, and are secured by, vehicles and equipment and are normally fully amortized over a term of two to five years, on either a fixed or floating rate basis.

Loans associated with commercial business lending are included in the commercial, financial and agricultural category in Table 8.

Home Equity and Second Mortgage Lending

The Bank offers its customers home equity lines of credit and second mortgage loans that enable customers to borrow funds secured by the equity in their homes. Currently, home equity lines of credit are offered with adjustable rates of interest that are generally priced at a spread to the prime lending rate. Second mortgage loans are offered with fixed and adjustable rates. Call option provisions are included in the loan documents for some longer-term, fixed-rate second mortgage loans, and these provisions allow the Bank to make interest rate adjustments for such loans. Second mortgage loans are granted for a fixed period of time, usually between five and 20 years, and home equity lines of credit are made on an open-end, revolving basis. Home equity loans, second mortgage loans and other consumer loans secured by a personal residence generally do not present as much risk to the Bank as other types of consumer loans. The Bank also purchases home equity lines of credit and second mortgage loans originated by C&F Mortgage. These loans must satisfy the Bank's underwriting criteria, including loan-to-value and credit score guidelines.

Loans associated with home equity and second mortgage lending are included in the equity lines category in Table 8.

Consumer Lending

The Bank offers a variety of consumer loans, including automobile, personal secured and unsecured, and loans secured by savings accounts or certificates of deposit. The shorter terms and generally higher interest rates on consumer loans help the Bank maintain a profitable spread between its average loan yield and its cost of funds. Consumer loans secured by collateral other than a personal residence generally involve more credit risk than residential mortgage loans because of the type and nature of the collateral or, in certain cases, the absence of collateral. However, the Bank believes the higher yields generally earned on such loans compensate for the increased credit risk associated with such loans.

Loans associated with consumer lending are included in the consumer category in Table 8.

Automobile Sales Finance

C&F Finance has an extensive automobile dealer network through which it purchases installment contracts throughout its markets. Branch personnel have a specific credit authority based upon their experience and historical loan portfolio results, as well as established underwriting criteria. Although the credit approval process is decentralized, C&F Finance's application processing system includes controls designed to ensure that credit decisions comply with its underwriting policies and procedures.

Finance contract application packages completed by prospective borrowers are submitted by the automobile dealers electronically through a third-party online automotive sales and finance platform to C&F Finance's automated origination and application scoring system, which processes the credit bureau report, generates all relevant loan calculations and recommends the contract structure. C&F Finance personnel with credit authority review the system-generated recommendations and determine whether to approve or deny the application. The credit decision is based primarily on the applicant's credit history with emphasis on prior auto loan history, current employment status, income, collateral type and mileage, and the loan-to-value ratio.

C&F Finance's underwriting and collateral guidelines form the basis for the credit decision. Exceptions to credit policies and authorities must be approved by a designated credit officer. C&F Finance's typical borrowers have experienced prior credit difficulties. Because C&F Finance serves customers who are unable to meet the credit standards imposed by most traditional automobile financing sources, we expect C&F Finance to sustain a higher level of credit losses than traditional automobile financing sources. However, C&F Finance generally charges interest at higher rates than those charged by traditional financing sources. These higher rates should more than offset the increase in the provision for loan losses for this segment of the Corporation's loan portfolio.

Loans associated with automobile sales finance are included in the consumer finance category in Table 8.

SECURITIES

The investment portfolio plays a primary role in the management of the Corporation's interest rate sensitivity and generates substantial interest income. In addition, the portfolio serves as a source of liquidity and is used as needed to meet collateral requirements. The investment portfolio consists of securities available for sale, which may be sold in response to changes in market interest rates, changes in prepayment risk, increases in loan demand, general liquidity needs and other similar factors. These securities are carried at estimated fair value.

The following table sets forth the composition of the Corporation's securities available for sale in dollar amounts at fair value and as a percentage of the Corporation's total securities available for sale at the dates indicated:

(Dollars in thousands)	**December 31, 2008**		December 31, 2007	
	Amount	**Percent**	Amount	Percent
U.S. government agencies and corporations	**$ 11,162**	**11%**	$ 7,467	9%
Mortgage-backed securities	**2,318**	**2**	1,771	2
Obligations of states and political subdivisions	**85,511**	**85**	68,150	84
Total debt securities	**98,991**	**98**	77,388	95
Preferred stock	**1,612**	**2**	3,867	5
Total available for sale securities	**$ 100,603**	**100%**	$ 81,225	100%

Growth in debt securities occurred in C&F Bank's portfolio of guaranteed U.S. government agency securities and obligations of states and political subdivisions. The decline in preferred stock was primarily attributable to the $1.6 million other-than-temporary impairment in the Corporation's holdings of perpetual preferred stock of Fannie Mae and Freddie Mac.

Table 10 presents additional information pertaining to the composition of the securities portfolio by contractual maturity.

TABLE 10: Maturity of Securities

	Year Ended December 31,					
	2008		2007		2006	
(Dollars in thousands)	**Amortized Cost**	**Weighted Average Yield**	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield
U.S. government agencies and corporations:						
Maturing within 1 year	**$ 2,000**	**5.14%**	$ 250	3.50%	$ 498	2.97%
Maturing after 1 year, but within 5 years	**–**	**–**	1,998	4.19	2,747	4.46
Maturing after 5 years, but within 10 years	**1,249**	**5.73**	2,973	5.61	2,443	5.55
Maturing after 10 years	**7,859**	**5.67**	2,225	6.16	625	6.82
Total U.S. government agencies and corporations	**11,108**	**5.58**	7,446	5.32	6,313	5.00
Mortgage backed securities:						
Maturing within 1 year	**162**	**4.24**	154	5.34	38	3.39
Maturing after 1 year, but within 5 years	**1,105**	**4.53**	1,622	4.64	2,198	4.77
Maturing after 10 years	**997**	**5.95**	--	--	--	--
Total mortgage backed securities	**2,264**	**5.13**	1,776	4.64	2,236	4.75
States and municipals:[1]						
Maturing within 1 year	**11,106**	**6.60**	4,005	5.32	1,213	4.38
Maturing after 1 year, but within 5 years	**21,618**	**6.09**	18,595	6.24	16,254	6.06
Maturing after 5 years, but within 10 years	**36,223**	**6.31**	28,167	6.47	24,017	6.75
Maturing after 10 years	**16,895**	**6.28**	16,442	6.21	12,437	6.41
Total states and municipals	**85,842**	**6.29**	67,209	6.27	53,921	6.41
Total securities:[2]						
Maturing within 1 year	**13,268**	**6.35**	4,409	5.21	1,749	3.95
Maturing after 1 year, but within 5 years	**22,723**	**6.02**	22,215	5.93	21,199	5.71
Maturing after 5 years, but within 10 years	**37,472**	**6.30**	31,140	6.39	26,460	6.64
Maturing after 10 years	**25,751**	**6.09**	18,667	6.21	13,062	6.42
Total securities	**$99,214**	**6.18%**	$76,431	6.14%	$62,470	6.21%

[1] Yields on tax-exempt securities have been computed on a taxable-equivalent basis.

[2] Total securities excludes preferred stock at amortized cost of $1.6 million at December 31, 2008; $4.0 million at December 31, 2007; and $3.9 million at December 31, 2006 (estimated fair value of $1.6 million at December 31, 2008; $3.9 million at December 31, 2007; and $4.1 million at December 31, 2006).

DEPOSITS

The Corporation's predominant source of funds is depository accounts, which are comprised of demand deposits, savings and money market accounts, and time deposits. The Corporation's deposits are principally provided by individuals and businesses located within the communities served.

Deposits totaled $550.7 million at December 31, 2008, compared to $527.6 million at December 31, 2007. This increase occurred in lower-costing money market accounts as a result of our deposit strategies that emphasize retention of multi-service customer relationships, coupled with depositors' preferences for maintaining flexibility in their investing options as the value of the stock market declined during 2008. Brokered certificates of deposit increased from $3.0 million at December 31, 2007 to $10.0 million at December 31, 2008.

Table 11 presents the average deposit balances and average rates paid for the years 2008, 2007 and 2006.

TABLE 11: Average Deposits and Rates Paid

	Year Ended December 31,					
	2008		2007		2006	
(Dollars in thousands)	**Average Balance**	**Average Rate**	Average Balance	Average Rate	Average Balance	Average Rate
Noninterest-bearing demand deposits	**$ 83,533**		$ 84,365		$ 79,472	
Interest-bearing transaction accounts	**82,560**	**1.01%**	82,109	1.11%	87,074	1.09%
Money market deposit accounts	**68,406**	**2.48**	51,624	2.97	44,820	2.20
Savings accounts	**42,445**	**0.25**	45,452	0.66	49,644	0.71
Certificates of deposit, $100M or more	**99,726**	**4.10**	99,653	4.73	79,873	3.98
Other certificates of deposit	**167,849**	**3.94**	169,431	4.41	152,879	3.72
Total interest-bearing deposits	**460,986**	**2.89%**	448,269	3.33%	414,290	2.69%
Total deposits	**$544,519**		$532,634		$493,762	

Table 12 details maturities of certificates of deposit with balances of $100,000 or more at December 31, 2008.

TABLE 12: Maturities of Certificates of Deposit with Balances of $100,000 or More

(Dollars in thousands)	**December 31, 2008**
3 months or less	**$19,875**
3-6 months	**14,302**
6-12 months	**32,359**
Over 12 months	**33,175**
Total	**$99,711**

BORROWINGS

In addition to deposits, the Corporation utilizes short-term borrowings from the FHLB and the FRB to fund its day-to-day operations. Short-term borrowings also include securities sold under agreements to repurchase, which are secured transactions with customers and generally mature the day following the day sold, and overnight unsecured fed funds lines with correspondent banks. Long-term borrowings consist of advances from the FHLB, advances under a non-recourse revolving bank line of credit and securities sold under agreements to repurchase with a third-party broker. All FHLB advances are secured by a blanket floating lien on all qualifying real estate loans of C&F Bank. All FRB advances are secured by loan-specific liens on qualifying loans of C&F Bank that are not otherwise pledged. The bank line of credit is non-recourse and is secured by loans at C&F Finance. The repurchase agreement is secured by a portion of C&F Bank's securities portfolio.

In December, 2007, C&F Financial Statutory Trust II (Trust II), a wholly-owned subsidiary of the Corporation, was formed for the purpose of issuing trust preferred capital securities for general corporate purposes including the refinancing of existing debt. On December 14, 2007, Trust II issued $10.0 million of trust preferred capital securities in a private placement to an institutional investor and $310,000 in common equity to the Corporation. The principal asset of Trust II is $10.3 million of the Corporation's trust preferred capital notes. In July 2005, C&F Financial Statutory Trust I (Trust I), a wholly-owned subsidiary of the Corporation, was formed for the purpose of issuing trust preferred capital securities to partially fund the Corporation's purchase of 427,186 shares of its common stock. On July 21, 2005, Trust I issued $10.0 million of trust preferred capital securities in a private placement to an institutional investor and $310,000 in common equity to the Corporation. The principal asset of Trust I is $10.3 million of the Corporation's trust preferred capital notes. For further information concerning the Corporation's borrowings, refer to Item 8, "Financial Statements and Supplementary Data," under the heading "Note 7: Borrowings."

OFF-BALANCE-SHEET ARRANGEMENTS

To meet the financing needs of customers, the Corporation is a party, in the normal course of business, to financial instruments with off-balance-sheet risk. These financial instruments include commitments to extend credit, commitments to sell loans and standby letters of credit. These instruments involve elements of credit and interest rate risk in addition to the amount on the balance sheet. The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit written is represented by the contractual amount of these instruments. We use the same credit policies in making these commitments and conditional obligations as we do for on-balance-sheet instruments. We obtain collateral based on our credit assessment of the customer in each circumstance.

Loan commitments are agreements to extend credit to a customer provided that there are no violations of the terms of the contract prior to funding. Commitments have fixed expiration dates or other termination clauses and may require payment of a fee by the customer. Since many of the commitments may expire without being completely drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The total amount of unused loan commitments was $75.0 million at December 31, 2008 and $98.0 million at December 31, 2007.

Standby letters of credit are written conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. The total contract amount of standby letters of credit, whose contract amounts represent credit risk, was $7.8 million at December 31, 2008 and $7.1 million at December 31, 2007.

At December 31, 2008, C&F Mortgage had rate lock commitments to originate mortgage loans aggregating $48.1 million and loans held for sale of $37.0 million. C&F Mortgage has entered into corresponding commitments with third party investors to sell loans of approximately $85.1 million. Under the contractual relationship with these investors, C&F Mortgage is obligated to sell the loans only if the loans close. No other obligation exists. As a result of these contractual relationships with these investors, C&F Mortgage is not exposed to losses, nor will it realize gains, related to its rate lock commitments due to changes in interest rates.

C&F Mortgage sells substantially all of the residential mortgage loans it originates to third-party investors, some of whom require the repurchase of loans in the event of early default or faulty documentation. Mortgage loans and their related servicing rights are sold under agreements that define certain eligibility criteria for the mortgage loans. Recourse periods vary from 90 days up to one year and conditions for repurchase vary with the investor. We include recourse considerations in our calculation of the Corporation's capital adequacy. Payments made under these recourse provisions were $600,000 in 2008, $84,000 in 2007 and $62,000 in 2006. Risks also arise from the possible inability of counterparties to meet the terms of their contracts. C&F Mortgage has procedures in place to evaluate the credit risk of investors and does not enter transactions with counterparties that it feels are likely to fail to meet its obligations.

LIQUIDITY

The objective of the Corporation's liquidity management is to ensure the continuous availability of funds to satisfy the credit needs of our customers and the demands of our depositors, creditors and investors. Stable core deposits and a strong capital position are the components of a solid foundation for the Corporation's liquidity position. Additional sources of liquidity available to the Corporation include cash flows from operations, loan payments and payoffs, deposit growth, sales of securities, the issuance of brokered certificates of deposit and the capacity to borrow additional funds.

Liquid assets, which include cash and due from banks, interest-bearing deposits at other banks, federal funds sold and nonpledged securities available for sale, totaled $69.7 million at December 31, 2008. The Corporation's funding sources consist of (1) federal funds lines with correspondent banks totaling $24.0 million that had no outstanding balance as of December 31, 2008, (2) a $135.6 million line with the FHLB that had $86.3 million outstanding as of December 31, 2008, (3) a $120.0 million revolving line of credit with a third-party bank that had $85.3 million outstanding as of December 31, 2008 and (4) a $56.4 million line with the FRB that had $15.0 million outstanding as of December 31, 2008. We have no reason to believe these arrangements will not be renewed at maturity.

Certificates of deposit of $100,000 or more maturing in less than a year totaled $66.5 million at December 31, 2008; certificates of deposit of $100,000 or more maturing in more than one year totaled $33.2 million. The following table presents the Corporation's contractual obligations and scheduled payment amounts due at various intervals over the next five years and beyond as of December 31, 2008:

CONTRACTUAL OBLIGATIONS

(Dollars in thousands)	Payments Due by Period				
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Bank lines of credit	$ 85,316	$ --	$ --	$ 85,316	$ --
FHLB advances[1]	86,300	33,800	--	17,500	35,000
FRB borrowings	15,000	15,000	--	--	--
Trust preferred capital notes	20,620	--	--	--	20,620
Securities sold under agreements to repurchase	12,224	7,224	--	--	5,000
Operating leases	3,127	1,046	1,637	411	33
Total	$222,587	$57,070	$1,637	$103,227	$60,653

[1]FHLB advances include convertible advances of $17.5 million maturing in 2012, $12.5 million maturing in 2014, $17.5 million maturing in 2017 and $5.0 million maturing in 2018. These advances have fixed rates of interest unless the FHLB exercises its option to convert the interest on these advances from fixed-rate to variable-rate (i.e., the conversion date). We can elect to repay the advances in whole or in part on their respective conversion dates and on any interest payment dates thereafter without the payment of a fee if the FHLB elects to convert the advances. However, we would incur a fee if we repay the advances prior to their respective conversion dates, if the FHLB does not convert the advance on the conversion date, or, after notification of conversion, on any date other than the conversion date or any interest payment date thereafter. For further information concerning the Corporation's FHLB borrowings, refer to Item 8, "Financial Statements and Supplementary Data," under the heading "Note 7: Borrowings."

As a result of the Corporation's management of liquid assets and the ability to generate liquidity through liability funding, we believe that we maintain overall liquidity sufficient to satisfy the Corporation's operational requirements and contractual obligations.

CAPITAL RESOURCES

The assessment of capital adequacy depends on such factors as asset quality, liquidity, earnings performance, and changing competitive conditions and economic forces. We regularly review the adequacy of the Corporation's capital. We maintain a structure that will assure an adequate level of capital to support anticipated asset growth and to absorb potential losses.

During 2008, the Corporation purchased 1,600 shares of its common stock in open-market transactions at prices ranging between $20.49 and $31.06 per share in accordance with a board-approved stock purchase program that will expire in July 2009. The board of directors authorized these stock purchases because the Corporation's capital level exceeded its ongoing operational needs and regulatory requirements. While we will continue to look for opportunities to invest capital in profitable growth, share purchases are another tool that facilitates improving shareholder return, as measured by ROE and earnings per share. However, in connection with the Corporation's participation in the Capital Purchase Program, as previously described, certain limitations on the Corporation's ability to repurchase its common stock have been imposed. For more information on these restrictions, see Item 8, "Financial Statements and Supplementary Data," under the heading "Note 19: Subsequent Event.".

The Corporation's capital position continues to exceed regulatory minimum requirements. The primary indicators relied on by bank regulators in measuring the capital position are the Tier 1 capital, total risk-based capital, and leverage ratios, as previously described in the "Regulation and Supervision" section of Item 1. The Corporation's Tier 1 capital to risk-weighted asset ratio was 10.8 percent at December 31, 2008, compared with 11.2

percent at December 31, 2007. The total capital to risk-weighted asset ratio was 12.3 percent at December 31, 2008, compared with 12.8 percent at December 31, 2007. The Tier 1 leverage ratio was 8.9 percent at December 31, 2008, compared with 9.4 percent at December 31, 2007. These ratios are in excess of the mandated minimum requirements. A portion of the trust preferred securities issued in December 2007 and July 2005 are treated as Tier 1 capital for regulatory capital adequacy determination purposes. These ratios do not include the $20.0 million of Series A Preferred Stock sold to the Treasury under its Capital Purchase Program, which will be treated as Tier 1 capital for regulatory capital adequacy determination purposes, because the transaction closed on January 9, 2009.

Shareholders' equity was $64.9 million at year-end 2008 compared with $65.2 million at year-end 2007. During 2008, the Corporation maintained dividends declared at the 2007 level of $1.24 per share. The dividend payout ratio was 89.8 percent in 2008, 44.5 percent in 2007 and 30.2 percent in 2006.

We are not aware of any current recommendations by any regulatory authorities that, if implemented, would have a material effect on the Corporation's liquidity, capital resources or results of operations.

RECENT ACCOUNTING PRONOUNCEMENTS

Recent accounting pronouncements affecting the Corporation are described in Item 8, "Financial Statements and Supplementary Data," under the heading "Note 1: Summary of Significant Accounting Policies-Recent Accounting Pronouncements."

EFFECTS OF INFLATION

The effect of changing prices is typically different for financial institutions than for other entities because a financial institution's assets and liabilities are monetary in nature. Interest rates are significantly impacted by inflation, but neither the timing nor the magnitude of the changes is directly related to price-level indices. The consolidated financial statements reflect the impacts of inflation on interest rates, loan demands and deposits.

USE OF CERTAIN NON-GAAP FINANCIAL MEASURES

In addition to results presented in accordance with United States generally accepted accounting principles (GAAP), we have presented certain non-GAAP financial measures for the years ended December 31, 2008 and 2006 throughout this Form 10-K, which are reconciled to GAAP financial measures below. We believe these non-GAAP financial measures provide information useful to investors in understanding the Corporation's performance trends and facilitate comparisons with its peers. Specifically, we believe the exclusion from net income of significant impairment charges, net of tax benefit, recognized in 2008 and a significant recovery of income attributable to a single loan transaction recognized in 2006 permit a comparison of results for ongoing business operations, and it is on this basis that we internally assess the Corporation's performance and establish goals for future periods. Although we believe the non-GAAP financial measures presented in this Form 10-K enhance investors' understandings of the Corporation's performance, these non-GAAP financial measures should not be considered an alternative to GAAP financial measures.

Reconciliation of Certain Non-GAAP Financial Measures

(Dollars in thousands, except for per share data)	*	For the Year Ended December 31, 2008	2007	2006
Net Income and Earnings Per Share				
Net income (GAAP)	A	$4,181	$8,480	$12,129
Other-than-temporary impairment on Fannie Mae and Freddie Mac preferred stock, net of income tax benefit (GAAP)		976		-
Nonaccrual and default interest attributable to loan transaction, net of income taxes (GAAP)		-	-	(565)
Reduction in loan loss allowance attributable to loan transaction, net of income taxes (GAAP)		-	-	(163)
Net income, excluding other-than-temporary impairment on Fannie Mae and Freddie Mac preferred stock and nonaccrual and default interest and reduction in loan loss allowance attributable to loan transaction	B	$5,157	$8,480	$11,401
Weighted average shares - assuming dilution (GAAP)	C	3,021	3,161	3,273
Weighted average shares - basic (GAAP)	D	2,988	3,039	3,152
Earnings per share - assuming dilution				
GAAP	A/C	$1.38	$2.68	$3.71
Excluding other-than-temporary impairment on Fannie Mae and Freddie Mac preferred stock and nonaccrual and default interest and reduction in loan loss allowance attributable to loan transaction	B/C	$1.71	$2.68	$3.48
Earnings per share - basic				
GAAP	A/D	$1.40	$2.79	$3.85
Excluding other-than-temporary impairment on Fannie Mae and Freddie Mac preferred stock and nonaccrual and default interest and reduction in loan loss allowance attributable to loan transaction	B/D	$1.73	$2.79	$3.62
Return on Average Assets				
Average assets (GAAP)	E	$819,999	$748,394	$694,315
Return on average assets				
GAAP	A/E	0.51%	1.13%	1.75%
Excluding other-than-temporary impairment on Fannie Mae and Freddie Mac preferred stock and nonaccrual and default interest and reduction in loan loss allowance attributable to loan transaction	B/E	0.63%	1.13%	1.64%
Return on Average Equity				
Average equity (GAAP)	F	$65,402	$65,070	$63,949
Return on average equity				
GAAP	A/F	6.39%	13.03%	18.97%
Excluding other-than-temporary impairment on Fannie Mae and Freddie Mac preferred stock and nonaccrual and default interest and reduction in loan loss allowance attributable to loan transaction	B/F	7.89%	13.03%	17.83%

* The letters included in this column are provided to show how the various ratios presented in the Reconciliation of Certain Non-GAAP Financial Measures are calculated.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Corporation's primary component of market risk is interest rate volatility. Fluctuations in interest rates will impact the amount of interest income and expense the Corporation receives or pays on a significant portion of its assets and liabilities and the market value of its interest-earning assets and interest-bearing liabilities, excluding those which have a very short term until maturity. The Corporation does not subject itself to foreign currency exchange rate risk or commodity price risk due to the current nature of its operations. The Corporation did not have any outstanding hedging transactions, such as interest rate swaps, floors or caps, at December 31, 2008.

The primary objective of the Corporation's asset/liability management process is to maximize current and future net interest income within acceptable levels of interest rate risk while satisfying liquidity and capital requirements. Management recognizes that a certain amount of interest rate risk is inherent and appropriate. Thus the goal of interest rate risk management is to maintain a balance between risk and reward such that net interest income is maximized while risk is maintained at an acceptable level.

The Corporation assumes interest rate risk as a result of its normal operations. The fair values of most of the Corporation's financial instruments will change when interest rates change and that change may be either favorable or unfavorable to the Corporation. Management attempts to match maturities and repricing dates of assets and liabilities to the extent believed necessary to balance minimizing interest rate risk and increasing net interest income in current market conditions. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates, maturities and repricing dates of assets and liabilities and attempts to manage interest rate risk by adjusting terms of new loans, deposits and borrowings and by investing in securities with terms that manage the Corporation's overall interest rate risk.

We use simulation analysis to assess earnings at risk and economic value of equity (EVE) analysis to assess economic value at risk. These methods allow management to regularly monitor both the direction and magnitude of the Corporation's interest rate risk exposure. These modeling techniques involve assumptions and estimates that inherently cannot be measured with complete precision. Key assumptions in the analyses include maturity and repricing characteristics of both assets and liabilities, prepayments on amortizing assets, other embedded options, non-maturity deposit sensitivity and loan and deposit pricing. These assumptions are inherently uncertain due to the timing, magnitude and frequency of rate changes and changes in market conditions and management strategies, among other factors. However, the analyses are useful in quantifying risk and provide a relative gauge of the Corporation's interest rate risk position over time.

Simulation analysis evaluates the potential effect of upward and downward changes in market interest rates on future net interest income. The analysis involves changing the interest rates used in determining net interest income over the next twelve months. The resulting percentage change in net interest income in various rate scenarios is an indication of the Corporation's shorter-term interest rate risk. The analysis utilizes a "static" balance sheet approach, which assumes changes in interest rates without any management response to change the composition of the balance sheet. The measurement date balance sheet composition is maintained over the simulation time period with maturing and repayment dollars being rolled back into like instruments for new terms at current market rates. Additional assumptions are applied to modify volumes and pricing under the various rate scenarios. These include prepayment assumptions on mortgage assets, the sensitivity of non-maturity deposit rates, and other factors that management deems significant.

The simulation analysis results are presented in the table below. These results, based on a measurement date balance sheet as of December 31, 2008, indicate that the Corporation would expect net interest income to decrease over the next twelve months 1.24 percent assuming an immediate downward shift in market interest rates of 200 basis points (BP) and to decrease 3.16 percent if rates shifted upward in the same manner.

1-Year Net Interest Income Simulation ***(dollars in thousands)***

	Hypothetical Change in Net Interest Income for the Year Ended December 31, 2008	
Assumed Market Interest Rate Shift	Dollars	Percentage
-200 BP shock	($566)	(1.24%)
+200 BP shock	($1,439)	(3.16%)

The EVE analysis provides information on the risk inherent in the balance sheet that might not be taken into account in the simulation analysis due to the shorter time horizon used in that analysis. The EVE of the balance sheet is defined as the discounted present value of expected asset cash flows minus the discounted present value of the expected liability cash flows. The analysis involves changing the interest rates used in determining the expected cash flows and in discounting the cash flows. The resulting percentage change in net present value in various rate scenarios is an indication of the longer term repricing risk and options embedded in the balance sheet.

The EVE analysis results are presented in the table below. These results as of December 31, 2008 indicate that the EVE would increase 6.97 percent assuming an immediate downward shift in market interest rates of 200 BP and would decrease 18.13 percent if rates shifted upward in the same manner.

Static EVE Change ***(dollars in thousands)***

	Hypothetical Change in EVE	
Assumed Market Interest Rate Shift	Dollars	Percentage
-200 BP shock	$5,641	6.97%
+200 BP shock	($14,678)	(18.13%)

In the analyses above, net interest income and the EVE decline in an immediate upward shift in interest rates. However, net interest income declines while the EVE increases in an immediate downward shift in interest rates. In a rising rate environment, the Corporation's assets would take longer to reprice than what the Corporation pays on its borrowings and deposits primarily due to the longer maturity or repricing dates of its investment and loan portfolios, time deposits and borrowings. However, in a falling rate environment the analyses assume that adjustable-rate assets will continue to reprice downward, subject to floors on certain loans, and fixed-rate assets with prepayment or callable options will reprice at lower rates while certain deposits cannot reprice any lower.

At C&F Mortgage, we enter into commitments to originate residential mortgage loans whereby the interest rate on the loan is determined prior to funding (i.e., rate lock commitments). The period of time between issuance of a loan commitment and closing and sale of the loan generally ranges from 15 days to 90 days. The Corporation protects itself from changes in interest rates by entering into loan purchase agreements with third party investors that provide for the investor to purchase loans at the same terms (including interest rate) as committed to the borrower. Under the contractual relationship with the purchaser of each loan, the Corporation is obligated to sell the loan to the purchaser only if the loan closes. No other obligation exists. As a result of these contractual relationships with purchasers of loans, the Corporation is not exposed to losses nor will it realize gains related to its rate lock commitments due to changes in interest rates.

We believe that our current interest rate exposure is manageable and does not indicate any significant exposure to interest rate changes.

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except for share and per share amounts)

	December 31, 2008	December 31, 2007
Assets		
Cash and due from banks	**$ 9,727**	$ 11,115
Interest-bearing deposits in other banks	**161**	319
Federal funds sold	**–**	829
Total cash and cash equivalents	**9,888**	12,263
Securities – available for sale at fair value, amortized cost of $100,778 and $80,425, respectively	**100,603**	81,255
Loans held for sale, net	**37,042**	34,083
Loans, net of allowance for loan losses of $19,806 and $15,963, respectively	**633,017**	585,881
Federal Home Loan Bank stock	**5,284**	4,387
Corporate premises and equipment, net	**31,131**	32,854
Other real estate owned	**1,967**	–
Accrued interest receivable	**5,096**	5,069
Goodwill	**10,724**	10,724
Other assets	**20,905**	19,080
Total assets	**$ 855,657**	$ 785,596
Liabilities		
Deposits		
Noninterest-bearing demand deposits	**$ 77,634**	$ 80,002
Savings and interest-bearing demand deposits	**204,193**	184,620
Time deposits	**268,898**	262,949
Total deposits	**550,725**	527,571
Short-term borrowings	**56,024**	21,968
Long-term borrowings	**142,816**	133,459
Trust preferred capital notes	**20,620**	20,620
Accrued interest payable	**1,921**	2,115
Other liabilities	**18,694**	14,639
Total liabilities	**790,800**	720,372
Commitments and contingent liabilities	**–**	–
Shareholders' Equity		
Preferred stock ($1.00 par value, 3,000,000 shares authorized)	**–**	–
Common stock ($1.00 par value, 8,000,000 shares authorized, 3,037,441 and 3,019,591 shares issued and outstanding, respectively)	**2,992**	2,979
Additional paid-in capital	**551**	–
Retained earnings	**62,361**	62,048
Accumulated other comprehensive (loss) income, net	**(1,047)**	197
Total shareholders' equity	**64,857**	65,224
Total liabilities and shareholders' equity	**$ 855,657**	$ 785,596

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands, except per share amounts)

	Year Ended December 31,		
	2008	2007	2006
Interest income			
Interest and fees on loans	**$59,853**	$ 60,938	$ 55,112
Interest on money market investments	**28**	443	454
Interest and dividends on securities			
U.S. government agencies and corporations	**542**	296	255
Tax-exempt obligations of states and political subdivisions	**3,192**	2,608	2,335
Corporate bonds and other	**515**	540	426
Total interest income	**64,130**	64,825	58,582
Interest expense			
Savings and interest-bearing deposits	**2,638**	2,747	2,287
Certificates of deposit, $100M or more	**4,088**	4,714	3,176
Other time deposits	**6,614**	7,469	5,690
Borrowings	**6,749**	7,724	6,640
Trust preferred capital notes	**1,306**	724	664
Total interest expense	**21,395**	23,378	18,457
Net interest income	**42,735**	41,447	40,125
Provision for loan losses	**13,766**	7,130	4,625
Net interest income after provision for loan losses	**28,969**	34,317	35,500
Noninterest income			
Gains on sales of loans	**16,693**	15,833	17,098
Service charges on deposit accounts	**3,907**	3,684	3,471
Other service charges and fees	**3,721**	4,020	5,101
Net gains on calls and sales of available for sale securities	**234**	21	105
Other-than-temporary impairment of available for sale securities	**(1,575)**	–	–
Other income	**2,169**	2,320	1,612
Total noninterest income	**25,149**	25,878	27,387
Noninterest expenses			
Salaries and employee benefits	**27,724**	30,787	29,007
Occupancy expenses	**6,031**	6,058	5,087
Other expenses	**15,565**	11,526	11,234
Total noninterest expenses	**49,320**	48,371	45,328
Income before income taxes	**4,798**	11,824	17,559
Income tax expense	**617**	3,344	5,430
Net income	**$ 4,181**	$ 8,480	$ 12,129
Earnings per common share – basic	**$ 1.40**	$ 2.79	$ 3.85
Earnings per common share – assuming dilution	**$ 1.38**	$ 2.68	$ 3.71

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Dollars in thousands, except per share amounts)

	Common Stock	Additional Paid-In Capital	Comprehensive Income	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance December 31, 2005	$3,141	$ 183		$55,930	$ 832	$60,086
Purchase of common stock	(14)	(504)				(518)
Stock options exercised	32	548				580
Share-based compensation		97				97
Comprehensive income						
Net income			$12,129	12,129		12,129
Other comprehensive loss, net of tax						
Unrealized holding losses on securities, net of reclassification adjustment			(67)		(67)	(67)
Comprehensive income			$12,062			
Adjustment to initially apply SFAS 158, net of tax					(644)	(644)
Cash dividends ($1.16 per share)				(3,657)		(3,657)
Balance December 31, 2006	3,159	324		64,402	121	68,006
Purchase of common stock	(204)	(1,166)		(7,065)		(8,435)
Stock options exercised	24	543				567
Share-based compensation		299				299
Comprehensive income						
Net income			$ 8,480	8,480		8,480
Other comprehensive income (loss), net of tax						
Changes in defined benefit plan assets and benefit obligations, net of tax			301		301	301
Unrealized holding losses on securities, net of reclassification adjustment			(225)		(225)	(225)
Comprehensive income			$ 8,556			
Cash dividends ($1.24 per share)				(3,769)		(3,769)
Balance December 31, 2007	2,979	—		62,048	197	65,224
Purchase of common stock	**(1)**	**(39)**				**(40)**
Stock options exercised	**14**	**252**				**266**
Share-based compensation		**338**				**338**
Comprehensive income						
Net income			**$ 4,181**	**4,181**		**4,181**
Other comprehensive loss, net of tax						
Changes in defined benefit plan assets and benefit obligations, net of tax			**(591)**		**(591)**	**(591)**
Unrealized holding losses on securities, net of reclassification adjustment			**(653)**		**(653)**	**(653)**
Comprehensive income			**$ 2,937**			
Reduction due to change in pension measurement date				**(114)**		**(114)**
Cash dividends ($1.24 per share)				**(3,754)**		**(3,754)**
Balance December 31, 2008	**$2,992**	**$ 551**		**$62,361**	**$ (1,047)**	**$64,857**

Disclosure of reclassification amount for the year ended December 31:

	2008	2007	2006
Unrealized net holding (losses) gains arising during period	**$ (1,538)**	$ (211)	$ 1
Less: reclassification adjustment for net (losses) gains included in net income	**(885)**	14	68
Net unrealized losses on securities	**$ (653)**	$ (225)	$ (67)

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Year Ended December 31,		
	2008	2007	2006
Operating activities:			
Net income	**$ 4,181**	$ 8,480	$ 12,129
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	**2,381**	2,563	2,007
Deferred income taxes	**(2,672)**	(1,112)	(970)
Provision for loan losses	**13,766**	7,130	4,625
Share-based compensation	**338**	299	97
Accretion of discounts and amortization of premiums on securities, net	**55**	50	35
Net realized gain on securities	**(234)**	(21)	(105)
Other-than-temporary impairment of securities	**1,575**	–	–
Origination of loans held for sale	**(749,177)**	(828,379)	(944,300)
Sale of loans	**746,218**	847,800	930,473
Change in other assets and liabilities:			
Accrued interest receivable	**(27)**	(637)	(768)
Other assets	**2,931**	(1,106)	(2,580)
Accrued interest payable	**(194)**	200	609
Other liabilities	**2,912**	(1,554)	3,843
Net cash provided by operating activities	**22,053**	33,713	5,095
Investing activities:			
Proceeds from maturities, calls and sales of securities available for sale	**18,516**	6,189	7,671
Purchase of securities available for sale	**(40,265)**	(20,235)	(9,987)
Net purchases of FHLB stock	**(897)**	(2,294)	(217)
Investment in statutory trust	**–**	(310)	–
Net increase in customer loans	**(64,163)**	(75,168)	(57,429)
Purchases of corporate premises and equipment	**(728)**	(2,251)	(6,120)
Disposals of corporate premises and equipment	**70**	23	71
Net cash used in investing activities	**(87,467)**	(94,046)	(66,011)
Financing activities:			
Net increase (decrease) in demand, interest-bearing demand and savings deposits	**17,205**	(14,088)	4,565
Net increase in time deposits	**5,949**	8,824	32,832
Net increase in borrowings	**43,413**	50,681	12,742
Issuance of trust preferred capital notes	**–**	10,310	--
Purchases of common stock	**(40)**	(8,435)	(518)
Proceeds from exercise of stock options	**266**	567	580
Cash dividends	**(3,754)**	(3,769)	(3,657)
Net cash provided by financing activities	**63,039**	44,090	46,544
Net decrease in cash and cash equivalents	**(2,375)**	(16,243)	(14,372)
Cash and cash equivalents at beginning of year	**12,263**	28,506	42,878
Cash and cash equivalents at end of year	**$ 9,888**	$ 12,263	$ 28,506
Supplemental disclosure			
Interest paid	**$ 21,589**	$ 23,178	$ 17,848
Income taxes paid	**3,116**	4,087	5,935
Supplemental disclosure of noncash investing and financing activities			
Unrealized (losses) on securities available for sale	**$ (1,005)**	$ (347)	$ (103)
Loans transferred to other real estate owned	**(3,261)**	--	--
Pension adjustment	**(909)**	463	(990)

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: Summary of Significant Accounting Policies

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of C&F Financial Corporation and its wholly owned subsidiary, Citizens and Farmers Bank. All significant intercompany accounts and transactions have been eliminated in consolidation. In addition, C&F Financial Corporation owns C&F Financial Statutory Trust I and C&F Financial Statutory Trust II, which are unconsolidated subsidiaries. The subordinated debt owed to these trusts is reported as a liability of the Corporation. The accounting and reporting policies of C&F Financial Corporation and subsidiary (the Corporation) conform to accounting principles generally accepted in the United States of America and to predominant practices within the banking industry.

Nature of Operations: C&F Financial Corporation is a bank holding company incorporated under the laws of the Commonwealth of Virginia. The Corporation owns all of the stock of its subsidiary, Citizens and Farmers Bank (the Bank), which is an independent commercial bank chartered under the laws of the Commonwealth of Virginia. The Bank and its subsidiaries offer a wide range of banking and related financial services to both individuals and businesses.

The Bank has five wholly-owned subsidiaries: C&F Mortgage Corporation and Subsidiaries (C&F Mortgage), C&F Finance Company (C&F Finance), C&F Title Agency, Inc., C&F Investment Services, Inc. and C&F Insurance Services, Inc., all incorporated under the laws of the Commonwealth of Virginia. C&F Mortgage, organized in September 1995, was formed to originate and sell residential mortgages and through its subsidiaries, Hometown Settlement Services LLC, Certified Appraisals LLC, and C&F Reinsurance LTD, provides ancillary mortgage loan production services, such as loan settlements, title searches and residential appraisals. C&F Finance, acquired on September 1, 2002, is a regional finance company providing automobile loans principally in Virginia, Tennessee, Maryland, North Carolina, Ohio, Kentucky, Indiana and West Virginia. C&F Title Agency, Inc., organized in October 1992, primarily sells title insurance to the mortgage loan customers of the Bank and C&F Mortgage. C&F Investment Services, Inc., organized in April 1995, is a full-service brokerage firm offering a comprehensive range of investment services. C&F Insurance Services, Inc., organized in July 1999, owns an equity interest in an insurance agency that sells insurance products to customers of the Bank, C&F Mortgage and other financial institutions that have an equity interest in the agency. Business segment data is presented in Note 16.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the projected benefit obligation under the defined benefit pension plan, the valuation of deferred taxes and goodwill impairment.

Significant Group Concentrations of Credit Risk: Substantially all of the Corporation's lending activities are with customers located in Virginia, Maryland and portions of Tennessee. Note 3 discusses the Corporation's lending activities. The Corporation invests in a variety of securities, principally obligations of U.S. government agencies and obligations of states and political subdivisions. Note 2 presents the Corporation's investment activities. The Corporation does not have any significant concentrations in any one industry or to any one customer.

Cash and Cash Equivalents: For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash, balances due from banks, interest-bearing deposits in banks and federal funds sold, all of which mature within 90 days.

Securities: Investments in debt and equity securities with readily determinable fair values are classified as either held to maturity, available for sale, or trading, based on management's intent. Currently all of the Corporation's investment securities are classified as available for sale. Available for sale securities are carried at estimated fair value with the corresponding unrealized gains and losses excluded from earnings and reported in other comprehensive income. Gains or losses are recognized in earnings on the trade date using the amortized cost of the specific security sold. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities.

Impairment of investment securities results in a write-down that must be included in net income when a market decline below cost is other-than-temporary. We regularly review each investment security for impairment based on criteria that include the extent to which cost exceeds market price, the duration of that market decline, the financial health of and specific prospects for the issuer and our ability and intention with regard to holding the security to maturity or for a period of time sufficient to allow for any anticipated recovery in fair value.

Loans Held for Sale: Loans held for sale are carried at the lower of cost or estimated fair value, determined in the aggregate. Fair value considers commitment agreements with investors and prevailing market prices. Substantially all loans originated by C&F Mortgage are held for sale to outside investors.

Loans: The Corporation makes mortgage, commercial and consumer loans to customers. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their unpaid principal balances adjusted for charges-offs, unearned discounts, any deferred fees or costs on originated loans, and the allowance for loan losses. Interest on loans is credited to operations based on the principal amount outstanding. Loan fees and origination costs are deferred and the net amount is amortized as an adjustment of the related loan's yield using the level-yield method. The Corporation is amortizing these amounts over the contractual life of the related loans.

Loans are generally placed on nonaccrual status when the collection of principal or interest is 90 days or more past due, or earlier, if collection is uncertain based on an evaluation of the net realizable value of the collateral and the financial strength of the borrower. Loans greater than 90 days past due may remain on accrual status if management determines it has adequate collateral to cover the principal and interest. For those loans that are carried on nonaccrual status, payments are first applied to principal outstanding.

The Corporation considers a loan impaired when it is probable that the Corporation will be unable to collect all interest and principal payments as scheduled in the loan agreement. A loan is not considered impaired during a period of delay in payment if the ultimate collectibility of all amounts due is expected. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Corporation does not separately identify individual consumer and residential loans for impairment disclosures. Consistent with the Corporation's method for nonaccrual loans, payments on impaired loans are first applied to principal outstanding.

Allowance for Loan Losses: The allowance for loan losses is established through charges to earnings in the form of a provision for loan losses. Loan losses are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. Subsequent recoveries, if any, are credited to the allowance.

The allowance represents an amount that, in management's judgment, will be adequate to absorb any losses on existing loans that may become uncollectible. Management's judgment in determining the level of the allowance is based on evaluations of the collectibility of loans while taking into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions which may affect a borrower's ability to repay, overall portfolio quality and review of specific potential losses. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific and general components. The specific component relates to loans that are classified as loss, doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors.

Off-Balance-Sheet Credit Related Financial Instruments: In the ordinary course of business, the Corporation has entered into commitments to extend credit and standby letters of credit. Such financial instruments are recorded when they are funded.

Rate Lock Commitments: The Corporation enters into commitments to originate residential mortgage loans whereby the interest rate on the loan is determined prior to funding (i.e., rate lock commitments). The period of time between issuance of a loan commitment and closing and sale of the loan generally ranges from 15 to 90 days. The Corporation protects itself from changes in interest rates by entering into loan purchase agreements with third party investors that provide for the investor to purchase loans at the same terms (including interest rate) as committed to the borrower. Under the contractual relationship with the purchaser of each loan, the Corporation is obligated to sell the loan to the purchaser only if the loan closes. No other obligation exists. As a result of these contractual relationships with purchasers of loans, the Corporation is not exposed to losses nor will it realize gains related to its rate lock commitments due to changes in interest rates.

Allowance for Indemnifications: The allowance for indemnifications is established through charges to earnings in the form of a provision for indemnifications, which is included in other noninterest expenses. A loss is charged against the allowance for indemnifications when a purchaser of a loan (investor) sold by C&F Mortgage incurs a loss due to borrower misrepresentation or early default.

The allowance represents an amount that, in management's judgment, will be adequate to absorb any losses arising from indemnification requests. Management's judgment in determining the level of the allowance is based on the volume of loans sold, current economic conditions and information provided by investors. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

Federal Home Loan Bank Stock: Federal Home Loan Bank (FHLB) stock is carried at cost. No ready market exists for this stock and it has no quoted market value. For presentation purposes, such stock is assumed to have a market value that is equal to cost. In addition, such stock is not considered a debt or equity security in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, *Accounting for Certain Investments in Debt and Equity Securities.*

Other Real Estate Owned: Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less cost to sell at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, management periodically performs valuations and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets.

Corporate Premises and Equipment: Land is carried at cost. Buildings and equipment are carried at cost less accumulated depreciation computed using a straight-line method over the estimated useful lives of the assets. Estimated useful lives range from ten to forty years for buildings and from three to ten years for equipment, furniture and fixtures. Maintenance and repairs are charged to expense as incurred and major improvements are capitalized. Upon sale or retirement of depreciable properties, the cost and related accumulated depreciation are netted against proceeds and any resulting gain or loss is reflected in income.

Goodwill: The Corporation adopted SFAS No. 142, *Goodwill and Other Intangible Assets*, effective January 1, 2002. Accordingly, goodwill is no longer subject to amortization over its estimated useful life, but is subject to at least an annual assessment for impairment by applying a fair value based test. Additionally, under SFAS 142, acquired intangible assets (such as core deposit intangibles) are separately recognized if the benefit of the asset can be sold, transferred, licensed, rented or exchanged, and are amortized over their useful life. The Corporation's goodwill was recognized in connection with the Bank's acquisition of C&F Finance in September 2002. The annual test for impairment was completed during the fourth quarter of 2008 and it was determined there was no impairment to be recognized in 2008.

Sale of Loans: Transfers of loans are accounted for as sales when control over the loans has been surrendered. Control over transferred loans is deemed to be surrendered when (1) the loans have been isolated from the Corporation, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred loans and (3) the Corporation does not maintain effective control over the transferred loans through an agreement to repurchase them before their maturity.

Income Taxes: The Corporation determines deferred income tax assets and liabilities using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the statement of income.

Retirement Plan: In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R).* SFAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. The funded status of a benefit plan is measured as the difference between plan assets at fair value and the benefit obligation. For a pension plan, the benefit obligation is the projected benefit obligation. SFAS 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position. SFAS 158 also requires additional disclosure in the notes to financial statements about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. The Corporation was required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. The requirement to measure plan assets and benefit obligations as of the date of the employers' fiscal year-end statement of financial position was effective for fiscal years ending after December 15, 2008.

The Bank has a defined benefit pension plan, which is subject to the provisions of SFAS 158. In connection with the implementation of SFAS 158 in 2006, the Corporation recognized a $644,000 loss as a component of accumulated other comprehensive income. Subsequent valuations in 2008 and 2007 determined that the plan was underfunded. As a result, the Corporation recognized pension liabilities of $2.05 million at December 31, 2008 and $269,000 at December 31, 2007, and recognized a net loss of $591,000 in 2008 and a net gain of $301,000 in 2007 as components of other comprehensive income. In addition, the Corporation recognized a net adjustment to retained earnings of $114,000 in 2008 due to the change in the measurement date.

Share-Based Compensation: The Corporation's share-based compensation plans are described more fully in Note 12. Effective January 1, 2006, the Corporation adopted the provisions of SFAS No. 123(R), *Share-Based Payment,* which requires that the Corporation recognize expense related to the fair value of share-based compensation awards in net income.

The Corporation elected to follow the modified prospective transition method allowed by SFAS 123(R). Under the modified prospective transition method, compensation expense is recognized prospectively for all unvested options outstanding at January 1, 2006 and for all awards modified or granted after that date.

Compensation expense for grants of restricted shares is accounted for using the fair market value of the Corporation's common stock on the date the restricted shares are awarded. Compensation expense for grants of stock options is accounted for using the Black-Scholes option-pricing model. Compensation expense for restricted shares and stock options is charged to income ratably over the vesting period. Compensation expense for the years ended December 31, 2008, 2007 and 2006 included $292,000 ($181,000 after tax), $299,000 ($186,000 after tax) and $97,000 ($60,000 after tax), respectively, for options and restricted stock granted during 2008, 2007 and 2006. As of December 31, 2008, there was $1.03 million of unrecognized compensation expense related to unvested restricted stock that will be recognized over the remaining vesting periods. SFAS 123(R) requires the Corporation to estimate forfeitures when recognizing compensation expense and that this estimate of forfeitures be adjusted over the requisite service period or vesting schedule based on the extent to which actual forfeitures differ from such estimates. Changes in estimated forfeitures in future periods, if any, will be recognized through a cumulative catch-up adjustment in the period of change, which will impact the amount of estimated unamortized compensation expense to be recognized in future periods.

Earnings Per Common Share: Basic earnings per share represents income available to common shareholders divided by the weighted average number of common shares outstanding during the period. Earnings per share, assuming dilution, reflects additional common shares that would have been outstanding if potentially-dilutive common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Corporation relate to outstanding stock options and unvested restricted shares and are determined using the treasury stock method. Earnings per share calculations are presented in Note 8.

Comprehensive Income: Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities and changes in defined benefit plan assets and liabilities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income. These components are presented in the Corporation's Consolidated Statements of Shareholders' Equity.

Shareholders' Equity: During 2008, the Corporation purchased 1,600 shares of its common stock in open-market transactions at prices ranging between $20.49 and $31.06 per share in accordance with board-approved stock purchase programs. The program in effect at December 31, 2008, which will expire in July 2009, replaced the program that expired July 2008. Limitations on future share repurchases are described in Note 19.

During 2007, the Corporation purchased 54,800 shares of its common stock in negotiated and open-market transactions at prices ranging between $32.50 and $43.20 in accordance with a board-approved stock purchase program that expired in July 2008. Purchases of 149,720 shares at prices between $37.25 and $45.07 per share were made in accordance with a board-approved stock purchase program, which was terminated in July 2007.

During 2006, the Corporation purchased 13,257 shares of its common stock in open-market transactions. Purchases of 135 shares at prices between $39.50 and $39.99 per share were made in accordance with a board-approved stock purchase program, which was terminated in July 2007. Purchases of 13,122 shares at prices between $37.75 and $40.00 per share were made in accordance with a board-approved stock purchase program, which expired in November 2006.

Fair Value Measurements: Effective January 1, 2008, the Corporation adopted the provisions of SFAS No. 157, *Fair Value Measurements*, for financial assets and financial liabilities. SFAS 157 defines fair value, establishes a framework for measuring fair value, establishes a valuation hierarchy for disclosure of fair value measurements and enhances disclosure requirements for fair value measurements. The fair value hierarchy under SFAS 157 is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date, and prioritizes the inputs to valuation techniques used to measure fair value in three broad levels (Level 1, Level 2 and Level 3).

Level 1 inputs are unadjusted quoted prices in active markets (as defined) for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs that include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs for the asset or liability and reflect the reporting entity's own assumptions regarding the inputs that market participants would use in pricing the asset or liability.

The following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy:

Securities: Where quoted prices are available in an active market, securities are classified as Level 1 of the valuation hierarchy. Level 1 securities would include highly liquid government bonds, mortgage products and exchange-traded equities. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flow and are classified within Level 2 of the valuation hierarchy. Level 2 securities would include U.S. agency securities, mortgage-backed agency securities, obligations of states and political subdivisions and certain corporate, asset-backed and other securities. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy. Currently, all of the Corporation's securities are considered to be Level 2 securities.

Loans Held for Sale: Loans held for sale are required to be measured at the lower of cost or fair value. Under SFAS 157, market value is to represent fair value. Management obtains contractual commitments to sell all of these loans directly from the purchasing financial institutions. Premiums to be received under these commitments are indicative of the fact that cost is lower than fair value. At December 31, 2008, the entire balance of the Corporation's loans held for sale was recorded at cost.

Impaired Loans: SFAS 157 applies to loans measured for impairment using the practical expedients permitted by SFAS No. 114, *Accounting by Creditors for Impairment of a Loan*, including impaired loans measured at an observable market price (if available), or at the fair value of the loan's collateral (if the loan is collateral dependent). Fair value of the loan's collateral, when the loan is dependent on collateral, is determined by Level 3 valuation inputs, such as appraisal or independent valuation, which is then adjusted for the cost related to liquidation of the collateral.

Other Real Estate Owned: Other real estate owned ("OREO") is measured at fair value based on Level 3 valuation inputs, in accordance with the provisions of SFAS 157, less costs to sell.

Reclassifications: Certain reclassifications have been made to prior period amounts to conform to the current year presentation.

Recent Accounting Pronouncements: In September 2006, the FASB reached a consensus on Emerging Issues Task Force (EITF) Issue 06-4, *Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements.* In March 2007, the FASB reached a consensus on EITF Issue 06-10, *Accounting for Collateral Assignment Split-Dollar Life Insurance Arrangements.* Both of these standards require a company to recognize an obligation over an employee's service period based upon the substantive agreement with the employee such as the promise to maintain a life insurance policy or provide a death benefit postretirement. The Corporation's adoption of these standards effective January 1, 2008 did not have a material effect on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities.* SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective of SFAS 159 is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The fair value option established by SFAS 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option may be applied instrument by instrument and is irrevocable. SFAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The Corporation adopted SFAS 159 effective January 1, 2008. The Corporation elected not to report any existing financial assets or liabilities at fair value that are not already reported, thus the adoption of SFAS 159 did not have a material effect on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations*. SFAS 141(R) will significantly change the financial accounting and reporting of business combination transactions. It establishes the criteria for how an acquiring entity in a business combination recognizes the assets acquired and liabilities assumed in the transaction; establishes the acquisition date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. Acquisition related costs including finder's fees, advisory, legal, accounting valuation and other professional and consulting fees are required to be expensed as incurred. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008 and early implementation is not permitted. The Corporation does not expect the implementation of SFAS 141(R) to have a material effect on its consolidated financial statements, at this time.

In November 2007, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 109, *Written Loan Commitments Recorded at Fair Value Through Earnings*. SAB 109 expresses the current view of the staff that the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. SEC registrants are expected to apply the views in Question 1 of SAB 109 on a prospective basis to derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. Implementation of SAB 109 did not have a material effect on the Corporation's consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements - an Amendment of ARB No. 51*. SFAS 160 will significantly change the financial accounting and reporting of noncontrolling (or minority) interests in consolidated financial statements and is effective as of the beginning of an entity's first fiscal year that begins after December 15, 2008. The Corporation does not expect the implementation of SFAS 160 to have a material effect on its consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133*. SFAS 161 requires that an entity provide enhanced disclosures related to derivative and hedging activities. SFAS 161 is effective for the Corporation on January 1, 2009.

In April 2008, the FASB issued FASB Staff Position (FSP) 142-3, *Determination of the Useful Life of Intangible Assets*. FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142, *Goodwill and Other Intangible Assets*. The intent of FSP 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R). FSP 142-3 is effective for the Corporation on January 1, 2009, and applies prospectively to intangible assets that are acquired individually or with a group of other assets in business combinations and asset acquisitions. The Corporation does not expect the implementation of FSP 142-3 to have a material effect on its consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles*. SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. SFAS 162 becomes effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, *The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles*. The Corporation does not expect the implementation of SFAS 162 to have any effect on its consolidated financial statements.

In June 2008, the FASB finalized FSP No. EITF 03-6-1, *Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities*. FSP EITF 03-6-1 affects entities that accrue cash dividends on share-based payment awards during the awards' service period when the dividends do not need to be returned if the employees forfeit the awards. The FASB concluded that all outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends participate in undistributed earnings with common shareholders. Because the awards are considered participating securities, the issuing entity is required to apply the two-class method of computing basic and diluted earnings per share. The FASB also concluded that because FSP EITF 03-6-1 applies to all outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends, changes in an entity's forfeiture estimates from one reporting period to the next do not affect the computation of earnings per share, other than for the increase or decrease in compensation cost as a result of the application of SFAS 123(R). The transition guidance in FSP EITF 03-6-1 requires an entity to retroactively adjust all prior-period earnings-per-share computations to reflect the FSP's provisions. The retroactive adjustments encompass earnings-per-share computations included in interim financial statements. Early adoption of the FSP is not permitted. FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Corporation does not expect the implementation of this FSP to have a material effect on its consolidated financial statements.

In September 2008, the FASB issued FSP 133-1 and FASB Interpretation (FIN) 45-4, *Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161*. FSP 133-1 and FIN 45-4 require a seller of credit derivatives to disclose information about its credit derivatives and hybrid instruments that have embedded credit derivatives to enable users of financial statements to assess their potential effect on its financial position, financial performance and cash flows. FSP 133-1 and FIN 45-4 were effective for the Corporation on December 31, 2008 and did not have a material effect on its consolidated financial statements.

In October 2008, the FASB issued FSP 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active*. FSP 157-3 clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. This FSP was effective as of September 30, 2008 and did not have a material effect on the Corporation's consolidated financial statements.

In December 2008, the FASB issued FSP No. 140-4 and FIN 46(R)-8, *Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities*. FSP 140-4 and FIN 46(R)-8 require enhanced disclosures about transfers of financial assets and interests in variable interest entities. FSP 140-4 is effective for interim and annual periods ending after December 15, 2008. Because FSP 140-4 requires only additional disclosures concerning transfers of financial assets and interests in variable interest entities, adoption of FSP 140-4 did not affect the Corporation's financial condition, results of operations or cash flows.

In January 2009, the FASB issued FSP EITF 99-20-1, which amends the impairment guidance in EITF Issue No. 99-20, *Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets*, in order to achieve more consistent determination of whether an other-than-temporary impairment has occurred. FSP EITF 99-20-1 also retains and emphasizes the objective of an other-than-temporary impairment assessment and the related disclosure requirements in SFAS 115 and other related guidance. FSP EITF 99-20-1 is effective for interim and annual reporting periods ending after December 15, 2008 and shall be applied prospectively. The FSP was effective for the Corporation as of December 31, 2008 and did not have a material effect on its consolidated financial statements.

NOTE 2: Securities

Debt and equity securities are summarized as follows:

(Dollars in thousands)	December 31, 2008			
Available for Sale	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. government agencies and corporations	$ 11,108	$ 59	$ (5)	$ 11,162
Mortgage-backed securities	2,264	54	--	2,318
Obligations of states and political subdivisions	85,842	858	(1,189)	85,511
Preferred stock	1,564	146	(98)	1,612
	$100,778	$1,117	$(1,292)	$100,603

(Dollars in thousands)	December 31, 2007			
Available for Sale	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. government agencies and corporations	$ 7,446	$ 36	$ (15)	$ 7,467
Mortgage-backed securities	1,776	11	(16)	1,771
Obligations of states and political subdivisions	67,209	1,032	(91)	68,150
Preferred stock	3,994	204	(331)	3,867
	$80,425	$1,283	$(453)	$81,255

The amortized cost and estimated fair value of securities at December 31, 2008, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to prepay obligations with or without call or prepayment penalties.

(Dollars in thousands)	December 31, 2008	
Available for Sale	Amortized Cost	Estimated Fair Value
Due in one year or less	$ 13,268	$ 13,281
Due after one year through five years	22,723	22,803
Due after five years through ten years	37,472	37,227
Due after ten years	25,751	25,680
Preferred stock	1,564	1,612
	$ 100,778	$ 100,603

Proceeds from the maturities, calls and sales of securities available for sale in 2008 were $18.52 million, resulting in gross realized gains of $253,000 and gross realized losses of $19,000. Securities with an aggregate amortized cost of $40.57 million and an aggregate fair value of $40.84 million were pledged at December 31, 2008 to secure public deposits, Federal Reserve Bank treasury, tax and loan deposits and repurchase agreements.

Proceeds from the maturities and calls of securities available for sale in 2007 were $6.19 million, resulting in gross realized gains of $21,000. Proceeds from the maturities and calls of securities available for sale in 2006 were $7.67 million, resulting in gross realized gains of $105,000.

Securities in an unrealized loss position at December 31, 2008, by duration of the period of the unrealized loss, are shown below.

(Dollars in thousands)	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. government agencies and corporations	$ 495	$ 5	$ --	$ --	$ 495	$ 5
Obligations of states and political subdivisions	32,846	1,189	--	--	32,846	1,189
Subtotal-debt securities	33,341	1,194	--	--	33,341	1,194
Preferred stock	699	88	20	10	719	98
Total temporarily impaired securities	$34,040	$ 1,282	$20	$ 10	$34,060	$1,292

The primary cause of the temporary impairments in the Corporation's investment in debt securities was attributable to fluctuations in interest rates. There are 110 debt securities totaling $33.34 million and six equity securities totaling $719,000 considered temporarily impaired at December 31, 2008. Because the Corporation has the ability and intent to hold these investments until a recovery of unrealized losses, which may be maturity, the Corporation does not consider these investments to be other-than-temporarily impaired at December 31, 2008 and no impairment has been recognized.

In 2008, the Corporation recognized a $1.58 million other-than-temporary impairment charge related to its investments in perpetual preferred stock of the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac). The impairment in the holdings of these government-sponsored entities resulted from the decline in market value of these shares in connection with the federal government's takeover of Fannie Mae and Freddie Mac in September 2008, along with the elimination of dividends on these shares. The market value of the Corporation's preferred shares of Fannie Mae and Freddie Mac at December 31, 2008 after the other-than-temporary impairment charge was $12,000 and $15,000, respectively.

Securities in an unrealized loss position at December 31, 2007, by duration of the period of the unrealized loss, are shown below.

(Dollars in thousands)	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. government agencies and corporations	$ --	$ --	$ 1,235	$ 15	$ 1,235	$ 15
Mortgage-backed securities	--	--	790	16	790	16
Obligations of states and political subdivisions	11,323	67	2,334	24	13,657	91
Subtotal-debt securities	11,323	67	4,359	55	15,682	122
Preferred stock	988	218	482	113	1,470	331
Total temporarily impaired securities	$12,311	$285	$ 4,841	$168	$17,152	$453

NOTE 3: Loans

Major classifications of loans are summarized as follows:

(Dollars in thousands)	December 31,	
	2008	2007
Real estate – mortgage	**$141,271**	$123,239
Real estate – construction	**28,300**	26,719
Commercial, financial and agricultural[1]	**272,440**	257,951
Equity lines	**29,136**	25,282
Consumer	**9,515**	8,991
Consumer finance	**172,385**	160,196
	653,047	602,378
Less unearned loan fees	**(224)**	(534)
	652,823	601,844
Less allowance for loan losses	**(19,806)**	(15,963)
	$633,017	$585,881

1 Includes loans secured by real estate for builder lines, acquisition and development and commercial development, as well as commercial loans secured by personal property.

Consumer loans included $221,000 and $231,000 of demand deposit overdrafts at December 31, 2008 and 2007, respectively. Loans on nonaccrual status were $19.48 million and $2.62 million at December 31, 2008 and 2007, respectively. If interest income had been recognized on nonaccrual loans at their stated rates during fiscal years 2008, 2007 and 2006, interest income would have increased by approximately $439,000, $56,000 and $70,000, respectively. Accruing loans past due for 90 days or more were $3.52 million and $578,000 at December 31, 2008 and 2007, respectively. The balance of impaired loans was $16.83 million and $291,000 at December 31, 2008 and 2007, respectively, for which there was a $940,000 specific valuation allowance as of December 31, 2008. No specific valuation allowance was deemed necessary as of December 31, 2007. The average balances of impaired loans for 2008, 2007 and 2006 were $5.82 million, $557,000 and $2.24 million, respectively. The Corporation has no obligation to fund additional advances on its impaired loans.

NOTE 4: Allowance for Loan Losses

Changes in the allowance for loan losses were as follows:

(Dollars in thousands)	Year Ended December 31,		
	2008	2007	2006
Balance at the beginning of year	**$15,963**	$14,216	$13,064
Provision charged to operations	**13,766**	7,130	4,625
Loans charged off	**(11,559)**	(7,300)	(5,093)
Recoveries of loans previously charged off	**1,636**	1,917	1,620
Balance at the end of year	**$19,806**	$15,963	$14,216

NOTE 5: Corporate Premises and Equipment

Major classifications of corporate premises and equipment are summarized as follows:

(Dollars in thousands)	December 31,	
	2008	2007
Land	**$ 6,734**	$ 6,734
Buildings	**26,347**	26,321
Equipment, furniture and fixtures	**20,726**	20,153
	53,807	53,208
Less accumulated depreciation	**(22,676)**	(20,354)
	$31,131	$32,854

NOTE 6: Time Deposits

Time deposits are summarized as follows:

(Dollars in thousands)	December 31,	
	2008	2007
Certificates of deposit, $100 or more	**$ 99,711**	$ 97,006
Other time deposits	**169,187**	165,943
	$268,898	$262,949

Remaining maturities on time deposits at December 31, 2008 are as follows *(dollars in thousands)*:

2009	**$181,028**
2010	**32,385**
2011	**9,632**
2012	**44,612**
2013	**867**
Thereafter	**374**
	$268,898

Time deposits at December 31, 2008 included $10.00 million of brokered deposits, which mature in 2009.

NOTE 7: Borrowings

Short-term borrowings include securities sold under agreements to repurchase, which are secured transactions with customers and generally mature the day following the day sold. Balances outstanding under repurchase agreements were $7.22 million on December 31, 2008 and $2.57 million on December 31, 2007. Short-term borrowings also include advances from the FHLB, which are secured by a blanket floating lien on all qualifying real estate loans. There was $33.80 million and $19.40 million of short-term advances from the FHLB outstanding on December 31, 2008 and 2007, respectively. Short-term borrowings on December 31, 2008 also include $15.00 million under the Federal Reserve Bank Term Auction Facility, which is secured by a loan-specific lien on all qualifying loans, except for those loans pledged to support advances from the FHLB and C&F Finance's revolving bank line of credit. Short-term borrowings also include $24.00 million in federal funds lines with correspondent banks, which had no outstanding balances on December 31, 2008 and 2007.

The table below presents selected information on short-term borrowings:

(Dollars in thousands)	December 31,	
	2008	2007
Balance outstanding at year end	**$56,024**	$21,968
Maximum balance at any month end during the year	**$59,382**	$78,735
Average balance for the year	**$35,071**	$26,395
Weighted average rate for the year	**2.12%**	4.83%
Weighted average rate on borrowings at year end	**0.67%**	4.15%
Estimated fair value at year end	**$56,024**	$21,968

Long-term borrowings at December 31, 2008 consist of a repurchase agreement with a third-party broker, which is secured by investment securities, advances under a non-recourse revolving bank line of credit secured by loans at C&F Finance, and advances from the FHLB, which are secured by a blanket floating lien on all qualifying real estate loans. The interest rate on the repurchase agreement, which matures in 2018, is 1.78% until September 2009, at which time the rate will float at 7.00% minus three-month LIBOR with a maximum rate of 3.55%, and the outstanding balance as of December 31, 2008 was $5.00 million. The interest rate on the revolving bank line of credit, which matures in 2012, floats at the one-month LIBOR rate plus 175 basis points, and the outstanding balance as of December 31, 2008 was $85.32 million. C&F Finance's revolving bank line of credit agreement contains covenants regarding C&F Finance's capital adequacy, credit quality, adequacy of the allowance for loan losses and interest expense coverage. C&F Finance satisfied all such covenants during 2008. Long-term advances from the FHLB at December 31, 2008 consist of $52.5 million of convertible advances. These advances have fixed rates of interest unless the FHLB exercises its option to convert the interest on these advances from fixed rate to variable rate. The table below presents selected information on these advances:

(Dollars in thousands) Balance Outstanding at December 31, 2008	Interest Rate	Maturity Date	Initial Conversion Option Date
$5,000	**3.90%**	**8/30/12**	**2/29/09**
$5,000	**4.08**	**8/30/12**	**2/27/09**
$7,500	**4.15**	**10/19/12**	**10/19/09**
$5,000	**3.95**	**11/17/14**	**11/17/10**
$7,500	**3.69**	**11/28/14**	**11/29/10**
$7,500	**3.70**	**10/19/17**	**4/20/09**
$5,000	**4.06**	**10/25/17**	**10/25/11**
$5,000	**2.93**	**11/27/17**	**2/27/09**
$5,000	**3.59**	**6/6/18**	**6/6/12**

The contractual maturities of long-term borrowings, excluding conversion provisions, at December 31, 2008 are as follows:

(Dollars in thousands)	Fixed Rate	Floating Rate	Total
2012	**$17,500**	**$85,316**	**$102,816**
2013	**--**	**--**	**--**
Thereafter	**35,000**	**5,000**	**40,000**
	$52,500	**$90,316**	**$142,816**

The Corporation's unused lines of credit for future borrowings total approximately $149.45 million at December 31, 2008, which consists of $49.33 million available from the FHLB, $34.68 million on C&F Finance's revolving bank line of credit, $41.44 million available from the Federal Reserve Bank and $24.00 million under federal funds agreements with third party financial institution. Additional loans are available that can be pledged as collateral for future borrowings from the Federal Reserve Bank above the current lendable collateral value.

In December 2007, C&F Financial Statutory Trust II (Trust II), a wholly-owned non-operating subsidiary of the Corporation, was formed for the purpose of issuing trust preferred capital securities for general corporate purposes including the refinancing of existing debt. On December 14, 2007, Trust II issued $10.00 million of trust preferred capital securities in a private placement to an institutional investor and $310,000 in common equity to the Corporation in exchange for cash. The securities mature in December 2037, are redeemable at the Corporation's option beginning after five years, and require quarterly distributions by Trust II to the holder of the securities at a fixed rate of 7.73% as to $5.00 million of the securities and at a rate equal to the three-month LIBOR rate plus 3.15% as to the remaining $5.00 million, which rate was 5.15% at December 31, 2008. The fixed rate portion of the securities converts to the three-month LIBOR rate plus 3.15% in December 2012. The principal asset of Trust II is $10.31 million of the Corporation's trust preferred capital notes with like maturities and like interest rates to the trust preferred capital securities. The interest payments by the Corporation on the debt securities will be used by Trust II to pay the quarterly distributions payable by Trust II to the holders of the trust preferred capital securities.

In July 2005, C&F Financial Statutory Trust I (Trust I), a wholly-owned non-operating subsidiary of the Corporation, was formed for the purpose of issuing trust preferred capital securities to partially fund the Corporation's purchase of 427,186 shares of its common stock. On July 21, 2005, Trust I issued $10.00 million of trust preferred capital securities in a private placement to an institutional investor and $310,000 in common equity to the Corporation in exchange for cash. The securities mature in September 2035, are redeemable at the Corporation's option beginning after five years, and require quarterly distributions by Trust I to the holder of the securities at a fixed rate of 6.07% as to $5.00 million of the securities and at a rate equal to the three-month LIBOR rate plus 1.57% as to the remaining $5.00 million, which rate was 3.57% at December 31, 2008. The fixed rate portion of the securities converts to the three-month LIBOR rate plus 1.57% in September 2010. The principal asset of Trust I is $10.31 million of the Corporation's trust preferred capital notes with like maturities and like interest rates to the trust preferred capital securities. The interest payments by the Corporation on the debt securities will be used by Trust I to pay the quarterly distributions payable by Trust I to the holders of the trust preferred capital securities.

Subject to certain exceptions and limitations, the Corporation may elect from time to time to defer interest payments on the junior subordinated debt securities, which would result in a deferral of distribution payments on the related capital securities.

NOTE 8: Earnings Per Share

The Corporation calculates its basic and diluted earnings per share ("EPS") in accordance with SFAS No. 128, *Earnings Per Share*. The components of the Corporation's EPS calculations are as follows:

(Dollars in thousands)	December 31,		
	2008	2007	2006
Net income available to common shareholders	**$4,181**	$8,480	$12,129
Weighted average number of common shares used in earnings per common share—basic	**2,988,017**	3,039,240	3,151,860
Effect of dilutive securities:			
Stock option awards	**30,574**	118,514	121,569
Restricted stock awards	**2,368**	3,269	--
Weighted average number of common shares used in earnings per common share—assuming dilution	**3,020,959**	3,161,023	3,273,429

Options on approximately 372,000, 98,000 and 133,000 shares were not included in computing diluted earnings per common share for the years ended December 31, 2008, 2007 and 2006, respectively, because they were anti-dilutive.

NOTE 9: Income Taxes

Principal components of income tax expense as reflected in the consolidated statements of income are as follows:

(Dollars in thousands)	Year Ended December 31,		
	2008	2007	2006
Current taxes	**$ 3,289**	$ 4,456	$6,400
Deferred taxes	**(2,672)**	(1,112)	(970)
	$ 617	$ 3,344	$5,430

The income tax provision is less than would be obtained by application of the statutory federal corporate tax rate to pre-tax accounting income as a result of the following items:

(Dollars in thousands)	Year Ended December 31,					
	2008	Percent of Pre-tax Income	2007	Percent of Pre-tax Income	2006	Percent of Pre-tax Income
Income tax computed at federal statutory rates	**$1,631**	**34.0%**	$4,139	35.0%	$6,146	35.0%
Tax effect of exclusion of interest income on obligations of states and political subdivisions	**(1,085)**	**(22.6)**	(913)	(7.7)	(876)	(5.0)
Reduction of interest expense incurred to carry tax-exempt assets	**122**	**2.6**	115	1.0	84	0.5
State income taxes, net of federal tax benefit	**157**	**3.3**	248	2.1	302	1.7
Tax effect of dividends-received deduction on preferred stock	**(45)**	**(0.9)**	(72)	(0.6)	(48)	(0.3)
Tax credits	**(147)**	**(3.1)**	(101)	(0.9)	(98)	(0.6)
Other	**(16)**	**(0.4)**	(72)	(0.6)	(80)	(0.4)
	$ 617	**12.9%**	$3,344	28.3%	$5,430	30.9%

The Corporation's net deferred income taxes totaled $9.98 million and $6.64 million at December 31, 2008 and 2007, respectively. The tax effects of each type of significant item that gave rise to deferred taxes are:

(Dollars in thousands)	December 31,	
	2008	2007
Deferred tax asset		
Allowance for loan losses	**$7,715**	$6,043
Deferred compensation	**1,557**	1,476
Other-than-temporary impairment of Fannie Mae and Freddie Mac preferred stock	**614**	--
Defined benefit plan	**369**	92
Share-based compensation	**250**	155
Interest on nonaccrual loans	**88**	10
Net unrealized loss on securities available for sale	**61**	--
Other	**899**	480
Deferred tax asset	**11,553**	8,256
Deferred tax liability		
Goodwill and other intangible assets	**(1,568)**	(1,260)
Depreciation	**(3)**	(39)
Net unrealized gain on securities available for sale	**--**	(291)
Other	**--**	(27)
Deferred tax liability	**(1,571)**	(1,617)
Net deferred tax asset	**$9,982**	$6,639

The Corporation files income tax returns in the U.S. federal jurisdiction and several states. With few exceptions, the Corporation is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years prior to 2005. The Corporation adopted the provisions of FIN 48, *Accounting for Uncertainty in Income Taxes*, on January 1, 2007 with no effect on the financial statements.

NOTE 10: Employee Benefit Plans

The Bank maintains a Defined Contribution Profit-Sharing Plan (the Profit-Sharing Plan) sponsored by the Virginia Bankers Association (VBA). The Profit-Sharing Plan includes a 401(k) savings provision that authorizes a maximum voluntary salary deferral of up to 95% of compensation (with a partial company match), subject to statutory limitations. The Profit-Sharing Plan provides for an annual discretionary contribution to the account of each eligible employee based in part on the Bank's profitability for a given year and on each participant's yearly earnings. All salaried employees who have attained the age of eighteen and have at least three months of service are eligible to participate. Contributions and earnings may be invested in various investment vehicles offered through the VBA. An employee is 20% vested in the Bank's contributions after two years of service, 40% after three years, 60% after four years, 80% after five years and fully vested after six years. The amounts charged to expense under this plan were $437,000, $420,000 and $564,000 in 2008, 2007 and 2006, respectively.

C&F Mortgage maintains a Defined Contribution 401(k) Savings Plan that authorizes a voluntary salary deferral of from 1% to 100% of compensation (with a discretionary company match), subject to statutory limitations. Substantially all employees who have attained the age of eighteen are eligible to participate on the first day of the next month following employment date. The plan provides for an annual discretionary contribution to the account of each eligible employee based in part on C&F Mortgage's profitability for a given year, and on each participant's contributions to the plan. Contributions may be invested in various investment funds offered under the plan. An employee is vested 25% in the employer's contributions after two years of service, 50% after three years, 75% after four years, and fully vested after five years. The amounts charged to expense under this plan were $75,000, $182,000 and $211,000 for 2008, 2007 and 2006, respectively.

C&F Finance maintains a Defined Contribution Profit-Sharing Plan sponsored by the VBA with plan features similar to the Profit-Sharing Plan of the Bank. The amounts charged to expense under this plan were $79,000, $94,000 and $99,000 in 2008, 2007 and 2006, respectively.

Individual performance bonuses are awarded annually to certain members of management under a management incentive bonus policy. The Corporation's Compensation Committee recommends to the Corporation's board of directors the bonuses to be paid to the Chief Executive Officer and the Chief Financial Officer of the Corporation, and recommends to the Bank's board of directors bonuses to be paid to certain other senior Bank officers. In addition, the Chief Executive Officer recommends bonuses to be paid to other officers of the Bank and C&F Finance. In determining the awards, performance, including the Corporation's growth rate, returns on average assets and equity, and absolute levels of income are considered. In addition, the Bank's board considers the individual performance of the members of management who may receive awards. The expense for these bonus awards is accrued in the year of performance. Expenses under these plans were $333,000, $780,000 and $683,000 in 2008, 2007 and 2006, respectively. In accordance with employment agreements for certain senior officers of C&F Mortgage, performance bonuses of $695,000, $811,000 and $1.08 million were expensed in 2008, 2007 and 2006, respectively. Performance used in determining the awards is directly related to the profitability of C&F Mortgage.

The Corporation has a nonqualified defined contribution plan for certain executives. The plan allows for elective salary and bonus deferrals. The plan also allows for employer contributions to make up for limitations on covered compensation imposed by the Internal Revenue Code with respect to the Bank's Profit Sharing Plan and to enhance retirement benefits by providing supplemental contributions from time to time. Expenses under this plan were $92,000, $115,000 and $79,000 in 2008, 2007 and 2006, respectively. Investments for this plan are held in a Rabbi trust. These investments are included in other assets and the related liability is included in other liabilities.

The Bank has a non-contributory, defined benefit pension plan for all full-time employees over 21 years of age. Historically, benefits were generally based upon years of service and average compensation for the five highestpaid consecutive years of service. Effective December, 31, 2008, this plan was converted to a non-contributory cash balance pension plan (the Cash Balance Plan) for all full-time employees over 21 years of age. Under the Cash Balance Plan, benefits earned by participants under the prior defined benefit pension plan through December 31, 2008 were converted to an opening account balance for each participant. This account balance for each participant will grow each year with annual pay credits based on age and years of service and monthly interest credits based on an amount established each year by the Compensation Committee. The Bank funds pension costs in accordance with the funding provisions of the Employee Retirement Income Security Act.

The following table summarizes the projected benefit obligations, plan assets, funded status and rate assumptions associated with the Bank's pension plan based upon actuarial valuations prepared as of December 31, 2008 and October 1, 2007 and 2006.

(Dollars in thousands)	**December 31,**	Plan Year Ended September 30,	
	2008	2007	2006
Change in benefit obligation			
Projected benefit obligation, beginning	**$ 7,083**	$6,438	$6,029
Service cost	**1,044**	777	752
Interest cost	**550**	384	345
Actuarial (gain)	**(426)**	(190)	(460)
Benefits paid	**(435)**	(326)	(228)
Prior service cost due to amendment	**(1,416)**	--	--
Projected benefit obligation, ending	**$ 6,400**	$7,083	$6,438
Change in plan assets			
Fair value of plan assets, beginning	**$ 6,814**	$6,438	$5,084
Actual return on plan assets	**(2,033)**	702	400
Employer contributions	--	--	1,182
Benefits paid	**(435)**	(326)	(228)
Fair value of plan assets, ending	**$ 4,346**	$6,814	$6,438
Funded status	**$(2,054)**	$ (269)	$ --
Amounts recognized as an other liability	**$(2,054)**	$ (269)	$ --
Amounts recognized in accumulated other comprehensive income			
Net loss	**$ 2,798**	$ 472	$ 932
Net obligation at transition	**(14)**	(22)	(27)
Prior service cost	**(1,347)**	78	85
Deferred taxes	**(503)**	(185)	(346)
Total recognized in accumulated other comprehensive income	**$ 934**	$ 343	$ 644
Weighted-average assumptions for benefit obligation as valuation date			
Discount rate	**6.0%**	6.3%	6.0%
Expected return on plan assets	**8.5**	8.5	8.5
Rate of compensation increase	**4.0**	4.0	4.0

The accumulated benefit obligation was $5.29 million and $4.60 million as of the actuarial valuation dates in 2008 and 2007, respectively.

(Dollars in thousands)	Year Ended December 31,		
	2008	2007	2006
Components of net periodic benefit cost			
Service cost	**$ 835**	$ 777	$ 752
Interest cost	**440**	384	345
Expected return on plan assets	**(576)**	(447)	(428)
Amortization of prior service cost	**7**	7	7
Amortization of net obligation at transition	**(5)**	(5)	(5)
Recognized net actuarial loss	**--**	16	45
Net periodic benefit cost	**701**	732	716
Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss)			
Net (gain) loss	**2,326**	(461)	932
Net obligation at transition	**--**	--	(27)
Amortization of net obligation at transition	**8**	5	--
Prior service cost	**(1,416)**	--	85
Amortization of prior service costs	**(9)**	(7)	--
Deferred taxes	**(318)**	162	(346)
Total recognized in accumulated other comprehensive income (loss)	**591**	(301)	644
Total recognized in net periodic benefit cost and other comprehensive income (loss)	**$ 1,292**	$ 431	$1,360

(Dollars in thousands)	**Year Ended December 31, 2008**
Adjustment to retained earnings due to change in measurement date	
Service cost	**$ 209**
Interest cost	**110**
Expected return on plan assets	**(144)**
Amortization of prior service cost	**1**
Amortization of net obligation at transition	**(1)**
Income tax benefit	**(61)**
Net periodic benefit cost	**$ 114**

The estimated net loss, obligation at transition and prior service cost that will be (accreted to) amortized from accumulated other comprehensive income into net periodic benefit cost over the next year are $115,000, $(5,000) and $(68,000), respectively.

Weighted-average assumptions for net periodic benefit cost as of October 1 [(1)]	**2007**	2006	2005
Discount rate	**6.3%**	6.0%	5.8%
Expected return on plan assets	**8.5**	8.5	8.5
Rate of compensation increase	**4.0**	4.0	4.0

(1) Net periodic benefit cost for the current year is based on assumptions determined at the valuation date of the prior year.

The benefits expected to be paid by the plan in the next ten years are as follows *(dollars in thousands)*:

2009	$ 361
2010	142
2011	250
2012	472
2013	311
2014 - 2018	3,363
	$4,899

The Bank selects the expected long-term rate of return on assets in consultation with its investment advisors and actuary. This rate is intended to reflect the average rate of earnings expected to be earned on the funds invested or to be invested to provide plan benefits. Historical performance is reviewed, especially with respect to real rates of return (net of inflation), for the major asset classes held or anticipated to be held by the trust and for the trust itself. Undue weight is not given to recent experience, which may not continue over the measurement period. Higher significance is placed on current forecasts of future long-term economic conditions.

Because assets are held in a qualified trust, anticipated returns are not reduced for taxes. Further, solely for this purpose, the plan is assumed to continue in force and not terminate during the period during which assets are invested. However, consideration is given to the potential impact of current and future investment policy, cash flow into and out of the trust, and expenses (both investment and non-investment) typically paid from plan assets (to the extent such expenses are not explicitly within periodic costs).

The Bank's defined benefit pension plan's weighted average asset allocations as of December 31, 2008 and September 30, 2007 by asset category are as follows:

	2008	2007
Mutual funds-fixed income	**31%**	35%
Mutual funds-equity	**64**	60
Cash and equivalents	**5**	5
	100%	100%

The trust fund is sufficiently diversified to maintain a reasonable level of risk without imprudently sacrificing return, with a targeted asset allocation of 40% fixed income and 60% equities. The investment advisor selects investment fund managers with demonstrated experience and expertise, and funds with demonstrated historical performance, for the implementation of the plan's investment strategy. The investment manager will consider both actively and passively managed investment strategies and will allocate funds across the asset classes to develop an efficient investment structure.

It is the responsibility of the trustee to administer the investments of the trust within reasonable costs, being careful to avoid sacrificing quality. These costs include, but are not limited to, management and custodial fees, consulting fees, transaction costs and other administrative costs chargeable to the trust.

NOTE 11: Related Party Transactions

Loans outstanding to directors and executive officers totaled $734,000 and $512,000 at December 31, 2008 and 2007, respectively. New advances to directors and officers totaled $281,000 and repayments totaled $59,000 in the year ended December 31, 2008. These loans were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with unrelated persons, and, in the opinion of management, do not involve more than normal risk or present other unfavorable features.

NOTE 12: Share-Based Plans

On April 15, 2008, the Corporation's shareholders approved the Amended and Restated C&F Financial Corporation 2004 Incentive Stock Plan (the Amended 2004 Plan), which, among other things, expanded the group of eligible award recipients to include certain key employees of the Corporation, as well as non-employee directors (including non-employee regional or advisory directors). The Amended 2004 Plan authorizes an aggregate of 500,000 shares of Corporation common stock to be issued as equity awards in the form of stock options, stock appreciation rights, restricted stock and/or restricted stock units to key employees and non-employee directors. Since the Amended 2004 Plan's approval, equity awards have only been issued in the form of restricted stock, which are accounted for using the fair market value of the Corporation's common stock on the date the restricted shares are awarded.

Prior to the approval of the Amended 2004 Plan, the Corporation awarded options to purchase common stock and/or grants of restricted shares of common stock to certain key employees of the Corporation under the C&F Financial Corporation 2004 Incentive Stock Plan (the 2004 Plan), which was approved by the Corporation's shareholders on April 20, 2004. Options were issued to employees at a price equal to the fair market value of common stock at the date granted. Restricted shares were accounted for using the fair market value of the Corporation's common stock on the date the restricted shares are awarded. The maximum aggregate number of shares that could be issued pursuant to awards made under the 2004 Plan was 500,000. As a result of the accelerated vesting of all unvested options on December 20, 2005 and because no options were granted under the 2004 Plan in 2008, 2007 and 2006, all options outstanding under the 2004 Plan are exercisable on December 31, 2008. All options expire ten years from the grant date.

Prior to the approval of the 2004 Plan, the Corporation granted options to purchase common stock under the Amended and Restated C&F Financial Corporation 1994 Incentive Stock Plan (the 1994 Plan). The 1994 Plan expired on April 30, 2004. The maximum aggregate number of shares that could be issued pursuant to awards made under the 1994 Plan was 500,000. Options were issued to employees at a price equal to the fair market value of common stock at the date granted. As a result of the accelerated vesting of all unvested options on December 20, 2005, all options outstanding under the 1994 Plan are exercisable as of December 31, 2008. All options expire ten years from the grant date.

In 1998, the Board of Directors authorized 25,000 shares of common stock for issuance under the C&F Financial Corporation 1998 Non-Employee Director Stock Compensation Plan (the Director Plan). In 1999, the Director Plan was amended to authorize a total of 150,000 shares for issuance. Under the Director Plan, options were issued to non-employee directors at a price equal to the fair market value of common stock at the date granted. As a result of the accelerated vesting of all unvested options on December 20, 2005 and the vesting of options granted in 2006 and 2007, all options outstanding under the Director Plan are exercisable as of December 31, 2008. All options expire ten years from the grant date. In 2008, the Corporation ceased granting awards to non-employee directors under the Director Plan, which expired in 2008, and non-employee directors were added to the group of eligible award recipients under the Amended 2004 Plan.

In 1999, the Board of Directors authorized 25,000 shares of common stock for issuance under the C&F Financial Corporation 1999 Regional Director Stock Compensation Plan (the Regional Director Plan). Options were issued to regional directors of the Bank at a price equal to the fair market value of common stock at the date granted. As a result of the accelerated vesting of all unvested options on December 20, 2005 and because no options were granted under the Regional Director Plan in 2008, 2007 and 2006, all options outstanding under the Regional Director Plan are exercisable as of December 31, 2008. All options expire ten years from the grant date. Upon approval of the Amended 2004 Plan in 2008, the Corporation ceased granting awards to regional directors of the Bank under the Regional Director Plan, which was to expire in 2009, and regional directors of the Bank were added to the group of eligible award recipients under the Amended 2004 Plan.

Stock option transactions under the various plans for the periods indicated were as follows:

(Dollars in thousands, except for per share amounts)	**2008**			2007		2006	
	Shares	**Exercise Price***	**Intrinsic Value**	Shares	Exercise Price*	Shares	Exercise Price*
Outstanding at beginning of year	**510,217**	**$32.17**		530,167	$31.54	564,067	$30.65
Granted	**–**	**–**		13,500	37.17	13,500	39.60
Exercised	**(13,950)**	**19.05**		(24,000)	21.39	(32,000)	16.46
Canceled	**(41,250)**	**30.65**		(9,450)	31.65	(15,400)	37.13
Outstanding at end of year	**455,017**	**$32.71**	**$ -**	510,217	$32.17	530,167	$31.54

**Weighted average*

Options exercisable at year-end	**455,017**		**$ -**	496,717		516,667	
Weighted-average fair value of options granted during the year	**N/A**			$8.05		$10.10	

The total intrinsic value of in-the-money options exercised in 2008 was $101,000. Cash received from option exercises during 2008 was $266,000. The Corporation has a policy of issuing new shares to satisfy the exercise of stock options.

There were no option grants during 2008. The fair value of each option granted in 2007 and 2006 was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year Ended December 31,	
	2007	2006
Dividend yield	3.3%	2.9%
Dividend growth rate	5.0	5.0
Expected life (years)	8	8
Expected volatility	25.0%	25.0%
Risk-free interest rate	4.7%	5.2%

The dividend yield and growth rate assumptions were based on the Corporation's history and expectation of dividend payouts. The expected life was based on historical exercise experience. The expected volatility was based on historical volatility. The risk-free interest rates for periods within the contractual life of the awards were based on the U.S. Treasury yield curve in effect at the time of grant.

The following table summarizes information about stock options outstanding at December 31, 2008:

	Options Outstanding and Exercisable		
Range of Exercise Prices	Number Outstanding at December 31, 2008	Remaining Contractual Life*	Exercise Price*
$15.75 to $23.49	147,967	2.7	$19.40
$35.20 to $39.60	233,750	6.7	38.29
$40.50 to $46.20	73,300	4.9	41.79
Total	455,017	5.1	$32.71

**Weighted average*

As permitted under the Amended 2004 Plan and previously the 2004 Plan, the Corporation awards shares of restricted stock to certain key employees and non-employee directors. Restricted shares awarded to employees are generally subject to a five-year vesting period and restricted shares awarded to non-employee directors are subject to a three-year vesting period. As of December 31, 2008, a total of 45,700 shares of restricted stock were outstanding, which consisted of 10,600 shares issued in 2008, 15,700 shares issued in 2007 and 19,400 shares issued in 2006. Compensation is accounted for using the fair market value of the Corporation's common stock on the date the restricted shares are awarded, which averaged $19.66, $31.87 and $39.01 per share for restricted stock issued in 2008, 2007 and 2006, respectively, and outstanding as of December 31, 2008. Compensation expense is charged to income ratably over the vesting periods. As of December 31, 2008, there was $1.03 million of total unrecognized compensation cost related to restricted stock granted under the Amended 2004 Plan and the 2004 Plan. The cost is expected to be recognized through 2013.

NOTE 13: Regulatory Requirements and Restrictions

The Corporation (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Corporation's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and the Bank must meet specific capital guidelines that involve quantitative measures of the Corporation's and the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Corporation's and the Bank's capital amounts and classification are subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets (all as defined in the regulations). For both the Corporation and the Bank, Tier 1 capital consists of shareholders' equity excluding any net unrealized gain (loss) on securities available for sale, amounts resulting from the adoption and application of SFAS 158 and goodwill net of any related deferred tax liability, and total capital consists of Tier 1 capital and a portion of the allowance for loan losses. For the Corporation only, Tier 1 and total capital also include trust preferred securities. Risk-weighted assets for the Corporation and the Bank were $681.25 million and $676.37 million, respectively, at December 31, 2008 and $644.55 million and $638.41 million, respectively, at December 31, 2007. Management believes that, as of December 31, 2008, the Corporation and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2008, the most recent notification from the Federal Deposit Insurance Corporation (FDIC) categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Corporation's and the Bank's actual capital amounts and ratios are presented in the following table:

(Dollars in thousands)	Actual		Minimum Capital Requirements		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2008:						
Total Capital (to Risk-Weighted Assets)						
Corporation	**$83,836**	**12.3%**	**$54,500**	**8.0%**	**N/A**	**N/A**
Bank	**81,174**	**12.0**	**54,109**	**8.0**	**$67,637**	**10.0%**
Tier 1 Capital (to Risk-Weighted Assets)						
Corporation	**73,575**	**10.8**	**27,250**	**4.0**	**N/A**	**N/A**
Bank	**72,579**	**10.7**	**27,055**	**4.0**	**40,582**	**6.0**
Tier 1 Capital (to Average Tangible Assets)						
Corporation	**73,575**	**8.9**	**33,263**	**4.0**	**N/A**	**N/A**
Bank	**72,579**	**8.7**	**33,217**	**4.0**	**41,521**	**5.0**
As of December 31, 2007:						
Total Capital (to Risk-Weighted Assets)						
Corporation	$82,376	12.8%	$51,564	8.0%	N/A	N/A
Bank	76,898	12.1	51,073	8.0	$63,841	10.0%
Tier 1 Capital (to Risk-Weighted Assets)						
Corporation	72,296	11.2	25,782	4.0	N/A	N/A
Bank	68,819	10.8	25,537	4.0	38,305	6.0
Tier 1 Capital (to Average Tangible Assets)						
Corporation	72,296	9.4	30,835	4.0	N/A	N/A
Bank	68,819	9.0	30,633	4.0	38,291	5.0

On December 14, 2007, the Corporation issued $10.00 million of trust preferred securities through a statutory business trust for general corporate purposes including the refinancing of existing debt. On July 21, 2005, the Corporation issued $10.00 million of trust preferred securities through a statutory business trust to partially fund the purchase of 427,186 shares of the Corporation's common stock at $41 per share on July 27, 2005. These trust preferred securities may be treated as Tier 1 capital for regulatory capital adequacy determination purposes up to 25% of Tier 1 capital after its inclusion. Accordingly, $18.39 million and $18.07 million of the Corporation's trust preferred securities is included in Tier 1 capital in the Corporation's capital ratios presented above for 2008 and 2007, respectively. The remaining $1.61 million and $1.93 million of the Corporation's total trust preferred securities outstanding on December 31, 2008 and 2007, respectively, is included in the Corporation's total capital ratios presented above as a component of Tier 2 capital. Refer to Note 19 for a description of a capital transaction that occurred after December 31, 2008, which will affect future capital amounts and ratios at the Bank and the Corporation.

Federal and state banking regulations place certain restrictions on dividends paid and loans or advances made by the Bank to the Corporation. The total amount of dividends that may be paid at any date is generally limited to the retained earnings of the Bank, and loans or advances are limited to 10 percent of the Bank's capital stock and surplus on a secured basis.

NOTE 14: Commitments and Financial Instruments with Off-Balance-Sheet Risk

The Corporation is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, commitments to sell loans, and standby letters of credit. These instruments involve elements of credit and interest rate risk in excess of the amount on the balance sheet. The contract amounts of these instruments reflect the extent of involvement the Corporation has in particular classes of financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit written is represented by the contractual amount of these instruments.

The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. Collateral is obtained based on management's credit assessment of the customer.

Loan commitments are agreements to extend credit to a customer provided that there are no violations of the terms of the contract prior to funding. Commitments have fixed expiration dates or other termination clauses and may require payment of a fee by the customer. Since many of the commitments may expire without being completely drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The total amount of loan commitments was $75.03 million and $98.02 million at December 31, 2008 and 2007, respectively.

Standby letters of credit are written conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. The total contract amount of standby letters of credit, whose contract amounts represent credit risk, was $7.82 million and $7.06 million at December 31, 2008 and 2007, respectively.

At December 31, 2008, C&F Mortgage had rate lock commitments to originate mortgage loans amounting to approximately $48.13 million and loans held for sale of $37.04 million. C&F Mortgage has entered into corresponding commitments with third party investors to sell loans of approximately $85.17 million. Under the contractual relationship with these investors, C&F Mortgage is obligated to sell the loans only if the loans close. No other obligation exists. As a result of these contractual relationships with these investors, C&F Mortgage is not exposed to losses nor will it realize gains related to its rate lock commitments due to changes in interest rates.

C&F Mortgage sells substantially all of the residential mortgage loans it originates to third-party investors, some of whom require the repurchase of loans in the event of early default or faulty documentation. Mortgage loans and their related servicing rights are sold under agreements that define certain eligibility criteria for the mortgage loans. Recourse periods vary from 90 days up to one year and conditions for repurchase vary with the investor. C&F Mortgage maintains an indemnification reserve for potential claims made under these recourse provisions. Risks also arise from the possible inability of counterparties to meet the terms of their contracts. C&F Mortgage has procedures in place to evaluate the credit risk of investors and does not expect any counterparty to fail to meet its obligations.

The Corporation is committed under noncancelable operating leases for certain office locations. Rent expense associated with these operating leases was $1.30 million, $1.19 million and $911,000, for the years ended December 31, 2008, 2007 and 2006, respectively.

Future minimum lease payments due under these leases as of December 31, 2008 are as follows *(dollars in thousands)*:

2009	$1,046
2010	863
2011	774
2012	313
2013	98
Thereafter	33
	$3,127

NOTE 15: Fair Value Measurements

The Corporation adopted SFAS 157 on January 1, 2008 to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. SFAS 157 clarifies that fair value of certain assets and liabilities is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.

In February of 2008, the FASB issued FSP No. 157-2, which delayed the effective date of SFAS 157 for certain nonfinancial assets and nonfinancial liabilities except for those items that are recognized or disclosed at fair value in the financial statements on a recurring basis. FSP 157-2 defers the effective date of SFAS 157 for such nonfinancial assets and nonfinancial liabilities to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. Thus, the Corporation has only partially applied SFAS 157.

In October of 2008, the FASB issued FSP No. 157-3 to clarify the application of SFAS 157 in a market that is not active and to provide key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP 157-3 was effective upon issuance, including prior periods for which financial statements were not issued.

The fair value hierarchy under SFAS 157 is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date, and prioritizes the inputs to valuation techniques used to measure fair value in three broad levels (Level 1, Level 2 and Level 3). Level 1 inputs are unadjusted quoted prices in active markets (as defined) for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs that include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs for the asset or liability and reflect the reporting entity's own assumptions regarding the inputs that market participants would use in pricing the asset or liability.

The following describes the valuation techniques used by the Corporation to measure certain financial assets recorded at fair value on a recurring basis in the financial statements.

Securities: Where quoted prices are available in an active market, securities are classified as Level 1 of the valuation hierarchy. Level 1 securities would include highly liquid government bonds, mortgage products and exchange-traded equities. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flow and are classified within Level 2 of the valuation hierarchy. Level 2 securities would include U.S. agency securities, mortgage-backed agency securities, obligations of states and political subdivisions and certain corporate, asset-backed and other securities. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy. Currently, all of the Corporation's securities are considered to be Level 2 securities.

Loans Held for Sale: Loans held for sale are required to be measured at the lower of cost or fair value. Under SFAS 157, market value is to represent fair value. Management obtains contractual commitments to sell all of these loans directly from the purchasing financial institutions. Premiums to be received under these commitments are indicative of the fact that cost is lower than fair value. At December 31, 2008, the entire balance of the Corporation's loans held for sale was recorded at cost.

Impaired Loans: SFAS 157 applies to loans measured for impairment using the practical expedients permitted by SFAS No. 114, *Accounting by Creditors for Impairment of a Loan*, including impaired loans measured at an observable market price (if available), or at the fair value of the loan's collateral (if the loan is collateral dependent). Fair value of the loan's collateral, when the loan is dependent on collateral, is determined by Level 3 valuation inputs, such as appraisal or independent valuation, which is then adjusted for the cost related to liquidation of the collateral. At December 31, 2008, the Corporation's impaired loans were valued at $15.89 million.

Other Real Estate Owned: OREO is measured at fair value based on Level 3 valuation inputs, in accordance with the provisions of SFAS 157, less costs to sell. At December 31, 2008, the Corporation's OREO was valued at $1.97 million.

The following describes the valuation techniques used by the Corporation to measure certain financial assets and financial liabilities that are not recorded at fair value on a recurring basis in the financial statements:

Cash and short-term investments. The nature of these instruments and their relatively short maturities provide for the reporting of fair value equal to the historical cost.

Loans. The estimated fair value of the loan portfolio is based on present values using discount rates equal to the market rates currently charged on similar products.

Deposits and borrowings. The fair value of all demand deposit accounts is the amount payable at the report date. For all other deposits and borrowings, the fair value is determined using the discounted cash flow method. The discount rate was equal to the rate currently offered on similar products.

Accrued interest. The carrying amount of accrued interest approximates fair value.

Letters of credit. The estimated fair value of letters of credit is based on estimated fees the Corporation would pay to have another entity assume its obligation under the outstanding arrangements. These fees are not considered material.

Unused portions of lines of credit. The estimated fair value of unused portions of lines of credit is based on estimated fees the Corporation would pay to have another entity assume its obligation under the outstanding arrangements. These fees are not considered material.

	December 31,			
	2008		2007	
(Dollars in thousands)	**Carrying Amount**	**Estimated Fair Value**	Carrying Amount	Estimated Fair Value
Financial assets:				
Cash and short-term investments	**$ 9,888**	**$ 9,888**	$ 12,263	$ 12,263
Securities	**100,603**	**100,603**	81,255	81,255
Net loans	**633,017**	**634,928**	585,881	583,467
Loans held for sale, net	**37,042**	**37,904**	34,083	35,073
Accrued interest receivable	**5,096**	**5,096**	5,069	5,069
Financial liabilities:				
Demand deposits	**281,827**	**272,164**	264,622	267,193
Time deposits	**268,898**	**272,340**	262,949	263,152
Borrowings	**219,460**	**210,640**	176,047	173,351
Accrued interest payable	**1,921**	**1,921**	2,115	2,115

The Corporation assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the Corporation's financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the Corporation. Management attempts to match maturities of assets and liabilities to the extent believed necessary to balance minimizing interest rate risk and increasing net interest income in current market conditions. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates, maturities and repricing dates of assets and liabilities and attempts to manage interest rate risk by adjusting terms of new loans, deposits and borrowings and by investing in securities with terms that mitigate the Corporation's overall interest rate risk.

NOTE 16: Business Segments

The Corporation operates in a decentralized fashion in three principal business segments: Retail Banking, Mortgage Banking and Consumer Finance. Revenues from Retail Banking operations consist primarily of interest earned on loans and investment securities and service charges on deposit accounts. Mortgage Banking operating revenues consist principally of gains on sales of loans in the secondary market, loan origination fee income and interest earned on mortgage loans held for sale. Revenues from Consumer Finance consist primarily of interest earned on automobile retail installment sales contracts.

The Corporation's other segments include:

- an investment company that derives revenues from brokerage services,
- an insurance company that derives revenues from insurance services, and
- a title company that derives revenues from title insurance services.

The results of these other segments are not significant to the Corporation as a whole and have been included in "Other." Revenue and expenses of the Corporation are also included in "Other," and consist primarily of dividends received on the Corporation's investment in equity securities, the Fannie Mae and Freddie Mac impairment charge previously discussed and interest expense associated with the Corporation's trust preferred capital notes. Segment information for years ended December 31, 2007 and 2006 has been restated for the reclassification of the Corporation's revenue and expenses from the Retail Banking segment to the Other segment in order to conform to the current year's presentation.

	Year Ended December 31, 2008					
(Dollars in thousands)	Retail Banking	Mortgage Banking	Consumer Finance	Other	Eliminations	Consolidated
Revenues:						
Interest income	$ 36,376	$ 2,034	$ 28,955	$ 194	$ (3,429)	$ 64,130
Gains on sales of loans	–	16,714	–	–	(21)	16,693
Other noninterest income	6,033	2,168	588	(333)	–	8,456
Total operating income (loss)	42,409	20,916	29,543	(139)	(3,450)	89,279
Expenses:						
Interest expense	15,873	370	7,178	1,459	(3,485)	21,395
Salaries and employee benefits	13,378	8,889	4,662	758	37	27,724
Other noninterest expenses	12,227	9,294	13,385	456	–	35,362
Total operating expenses	41,478	18,553	25,225	2,673	(3,448)	84,481
Income (loss) before income taxes	$ 931	$ 2,363	$ 4,318	$(2,812)	$ (2)	$ 4,798
Total assets	$697,882	$ 45,132	$ 178,679	$ 2,521	$(68,557)	$855,657
Goodwill	$ –	$ –	$ 10,724	$ –	$ –	$ 10,724
Capital expenditures	$ 395	$ 215	$ 114	$ 4	$ –	$ 728

(Dollars in thousands)	Retail Banking	Mortgage Banking	Consumer Finance	Other	Eliminations	Consolidated
	Year Ended December 31, 2007					
Revenues:						
Interest income	$ 39,908	$ 2,482	$ 26,060	$ 295	$ (3,920)	$ 64,825
Gains on sales of loans	–	15,854	–	–	(21)	15,833
Other noninterest income	5,316	2,790	590	1,349	–	10,045
Total operating income	45,224	21,126	26,650	1,644	(3,941)	90,703
Expenses:						
Interest expense	16,616	992	8,708	1,055	(3,993)	23,378
Salaries and employee benefits	14,626	11,095	4,317	720	29	30,787
Other noninterest expenses	8,871	6,210	9,200	433	–	24,714
Total operating expenses	40,113	18,297	22,225	2,208	(3,964)	78,879
Income before income taxes	$ 5,111	$ 2,829	$ 4,425	$ (564)	$ 23	$ 11,824
Total assets	$634,722	$ 44,841	$ 167,400	$ 40	$(61,407)	$785,596
Goodwill	$ –	$ –	$ 10,724	$ –	$ –	$ 10,724
Capital expenditures	$ 1,711	$ 273	$ 267	$ –	$ –	$ 2,251

(Dollars in thousands)	Retail Banking	Mortgage Banking	Consumer Finance	Other	Eliminations	Consolidated
	Year Ended December 31, 2006					
Revenues:						
Interest income	$ 37,545	$ 2,737	$ 21,384	$ 198	$ (3,282)	$ 58,582
Gains on sales of loans	–	17,149	–	–	(51)	17,098
Other noninterest income	5,099	3,678	539	973	–	10,289
Total operating income	42,644	23,564	21,923	1,171	(3,333)	85,969
Expenses:						
Interest expense	12,414	1,428	6,849	1,106	(3,340)	18,457
Salaries and employee benefits	13,001	12,137	3,146	668	55	29,007
Other noninterest expenses	7,560	6,221	6,924	241	–	20,946
Total operating expenses	32,975	19,786	16,919	2,015	(3,285)	68,410
Income before income taxes	$ 9,669	$ 3,778	$ 5,004	$ (844)	$ (48)	$ 17,559
Total assets	$591,573	$ 60,022	$ 140,024	$ 51	$(57,202)	$734,468
Goodwill	$ –	$ –	$ 10,724	$ –	$ –	$ 10,724
Capital expenditures	$ 5,485	$ 425	$ 207	$ 3	$ –	$ 6,120

The Retail Banking segment extends a warehouse line of credit to the Mortgage Banking segment, providing a portion of the funds needed to originate mortgage loans. The Retail Banking segment charges the Mortgage Banking segment interest at the daily FHLB advance rate plus 50 basis points. The Retail Banking segment also provides the Consumer Finance segment with a portion of the funds needed to originate loans by means of a variable rate line of credit that carries interest at one-month LIBOR plus 175 basis points and fixed rate loans that carry interest rates ranging from 5.4 percent to 8.0 percent. The Retail Banking segment acquires certain residential real estate loans from the Mortgage Banking segment at prices similar to those paid by third-party investors. These transactions are eliminated to reach consolidated totals. Certain corporate overhead costs incurred by the Retail Banking segment are not allocated to the Mortgage Banking, Consumer Finance and Other segments.

NOTE 17: Parent Company Condensed Financial Information

Financial information for the parent company is as follows:

(Dollars in thousands)	December 31,	
Balance Sheets	**2008**	2007
Assets		
Cash	**$ 92**	$ 147
Securities available for sale	**1,612**	3,867
Other assets	**3,266**	2,087
Investments in subsidiary	**80,607**	79,821
Total assets	**$85,577**	$85,922
Liabilities and shareholders' equity		
Trust preferred capital notes	**$20,620**	$20,620
Other liabilities	**100**	78
Shareholders' equity	**64,857**	65,224
Total liabilities and shareholders' equity	**$85,577**	$85,922

(Dollars in thousands)	Year Ended December 31,		
Statements of Income	**2008**	2007	2006
Interest income on securities	**$ 189**	$ 292	$ 194
Interest expense on borrowings	**(1,306)**	(874)	(1,106)
Dividends received from bank subsidiary	**3,859**	19,394	4,038
Equity in undistributed net income of subsidiary	**2,258**	(10,325)	8,681
Other income	**1,358**	584	518
Other expenses	**(2,177)**	(591)	(196)
Net income	**$ 4,181**	$ 8,480	$12,129

(Dollars in thousands)	Year Ended December 31,		
Statements of Cash Flows	**2008**	2007	2006
Operating activities:			
Net income	**$ 4,181**	$ 8,480	$12,129
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed earnings of subsidiary	**(2,258)**	10,325	(8,681)
Stock-based compensation	**338**	299	97
Net gain on securities	**(6)**	–	(19)
Other-than-temporary impairment of securities	**1,575**	–	–
Increase in other assets	**(1,222)**	(391)	(187)
Increase (decrease) in other liabilities	**5**	4	(21)
Net cash provided by operating activities	**2,613**	18,717	3,318
Investing activities:			
Proceeds from maturities and calls of securities	**860**	500	152
Purchase of securities	–	(555)	–
Investment in bank subsidiary	–	(10,000)	–
Investment in statutory trust	–	(310)	–
Net cash provided by (used in) investing activities	**860**	(10,365)	152
Financing activities:			
Net decrease in borrowings	–	(7,000)	–
Issuance of trust preferred capital notes	–	10,310	–
Purchase of common stock	**(40)**	(8,435)	(518)
Cash dividends	**(3,754)**	(3,769)	(3,657)
Proceeds from exercise of stock options	**266**	567	580
Net cash used in financing activities	**(3,528)**	(8,327)	(3,595)
Net (decrease) increase in cash and cash equivalents	**(55)**	25	(125)
Cash at beginning of year	**147**	122	247
Cash at end of year	**$ 92**	$ 147	$ 122

NOTE 18: Quarterly Condensed Statements of Income—Unaudited

	2008 Quarter Ended			
Dollars in thousands (except per share amounts)	**March 31**	**June 30**	**September 30**	**December 31**
Total interest income	**$15,904**	**$15,908**	**$16,386**	**$15,932**
Net interest income after provision for loan losses	**7,808**	**7,371**	**7,922**	**5,868**
Other income	**6,068**	**7,182**	**5,823**	**6,076**
Other expenses	**12,053**	**12,723**	**12,812**	**11,732**
Income before income taxes	**1,823**	**1,830**	**933**	**212**
Net income	**1,428**	**1,417**	**299**	**1,037**
Earnings per common share—assuming dilution	**0.47**	**0.47**	**0.10**	**0.35**
Dividends per common share	**0.31**	**0.31**	**0.31**	**0.31**

	2007 Quarter Ended			
Dollars in thousands (except per share amounts)	March 31	June 30	September 30	December 31
Total interest income	$15,299	$15,970	$16,821	$16,735
Net interest income after provision for loan losses	8,510	8,751	8,936	8,120
Other income	5,798	7,162	6,446	6,472
Other expenses	11,482	12,383	12,197	12,309
Income before income taxes	2,826	3,530	3,185	2,283
Net income	2,011	2,462	2,284	1,723
Earnings per common share—assuming dilution	0.62	0.77	0.73	0.56
Dividends per common share	0.31	0.31	0.31	0.31

NOTE 19: Subsequent Event

On January 9, 2009, as part of the Capital Purchase Program (Capital Purchase Program) established by the U.S. Department of the Treasury (Treasury) under the Emergency Economic Stabilization Act of 2008 (EESA), the Corporation issued and sold to Treasury for an aggregate purchase price of $20.00 million in cash (1) 20,000 shares of the Corporation's fixed rate cumulative perpetual preferred stock, Series A, par value $1.00 per share, having a liquidation preference of $1,000 per share (Series A Preferred Stock) and (2) a ten-year warrant to purchase up to 167,504 shares of the Corporation's common stock, par value $1.00 per share (Common Stock), at an initial exercise price of $17.91 per share (Warrant). The Series A Preferred Stock may be treated as Tier 1 capital for regulatory capital adequacy determination purposes.

Cumulative dividends on the Series A Preferred Stock will accrue on the liquidation preference at a rate of 5% per annum for the first five years, and at a rate of 9% per annum thereafter. The Series A Preferred Stock has no maturity date and ranks senior to the Common Stock with respect to the payment of dividends. Under the terms of the certificate of designations of the Series A Preferred Stock in the Corporation's articles of incorporation, the Corporation may redeem the Series A Preferred Stock at 100% of their liquidation preference (plus any accrued and unpaid dividends) beginning on February 15, 2012. Prior to this date, the Corporation may redeem the Series A Preferred Stock at 100% of their liquidation preference (plus any accrued and unpaid dividends) if (i) the Corporation has raised aggregate gross proceeds in one or more "qualified equity offerings" of at least $5 million, and (ii) the aggregate redemption price does not exceed the aggregate net proceeds from such qualified equity offerings. The phrase "qualified equity offering" means the sale and issuance for cash by the Corporation, to persons other than the Corporation or any Corporation subsidiary after January 9, 2009, of shares of perpetual preferred stock, Common Stock or any combination of such stock, that, in each case, qualify as and may be included in Tier 1 capital of the Corporation at the time of issuance under the applicable risk-based capital guidelines of the FDIC (other than any such sales and issuances made pursuant to agreements or arrangements entered into, or pursuant to financing plans which were publicly announced, on or prior to October 13, 2008). However, the American Recovery and Reinvestment Act of 2009 appears to change these provisions to provide that the Corporation may redeem the Series A Preferred Stock at any time, at its option, from any source of funds. Any such redemption would be at 100% of the Series A Preferred Stock liquidation preference, plus any unpaid dividends for all prior dividend periods, plus a pro rata portion of the dividend for the then-current dividend period to the redemption date. In either event, any redemption is subject to the consent of the FDIC.

The purchase agreement pursuant to which the Series A Preferred Stock and the Warrant were sold contains limitations on the payment of dividends or distributions on the Common Stock (including the payment of the cash dividends in excess of the Corporation's current quarterly cash dividend of $0.31 per share) and on the Corporation's ability to repurchase, redeem or acquire its Common Stock or other securities, and subjects the Corporation to certain of the executive compensation limitations included in the EESA until such time as Treasury no longer owns any Series A Preferred Stock acquired through the Capital Purchase Program.

YHB Yount Hyde & Barbour
Certified Public Accountants
and Consultants

To the Board of Directors and Shareholders
C&F Financial Corporation and Subsidiary
West Point, Virginia

We have audited the accompanying consolidated balance sheets of C&F Financial Corporation and Subsidiary as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders' equity, and cash flows for the years ended December 31, 2008, 2007 and 2006. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of C&F Financial Corporation and Subsidiary as of December 31, 2008 and 2007, and the results of their operations and their cash flows for the years ended December 31, 2008, 2007 and 2006, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), C&F Financial Corporation and Subsidiary's internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 2, 2009 expressed an unqualified opinion on the effectiveness of C&F Financial Corporation and Subsidiary's internal control over financial reporting.

Yount, Hyde & Barbour, P.C.

Winchester, Virginia
March 2, 2009

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures. The Corporation's management, including the Corporation's Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the Corporation's disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the Corporation's disclosure controls and procedures were effective as of December 31, 2008 to ensure that information required to be disclosed by the Corporation in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that such information is accumulated and communicated to the Corporation's management, including the Corporation's Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that the Corporation's disclosure controls and procedures will detect or uncover every situation involving the failure of persons within the Corporation or its subsidiary to disclose material information required to be set forth in the Corporation's periodic reports.

Management's Report on Internal Control over Financial Reporting. Management of the Corporation is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control - Integrated Framework.* Based on our assessment, we believe that, as of December 31, 2008, the Corporation's internal control over financial reporting was effective based on those criteria.

The effectiveness of the Corporation's internal control over financial reporting as of December 31, 2008 has been audited by Yount, Hyde & Barbour, P.C., the independent registered public accounting firm who also audited the Corporation's consolidated financial statements included in this Annual Report on Form 10-K. Yount, Hyde & Barbour, P.C.'s attestation report on the Corporation's internal control over financial reporting appears on pages 95 through 96 hereof.

Changes in Internal Controls. There were no changes in the Corporation's internal control over financial reporting during the Corporation's quarter ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, the Corporation's internal control over financial reporting.

YHB Yount Hyde & Barbour
Certified Public Accountants
and Consultants

To the Board of Directors and Shareholders
C&F Financial Corporation and Subsidiary
West Point, Virginia

We have audited C&F Financial Corporation and Subsidiary's internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. C&F Financial Corporation and Subsidiary's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying *Management's Report on Internal Control over Financial Reporting*. Our responsibility is to express an opinion on the Corporation's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A corporation's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A corporation's internal control over financial reporting includes those policies and procedures that *(a)* pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the corporation; *(b)* provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the corporation are being made only in accordance with authorizations of management and directors of the corporation; and *(c)* provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the corporation's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, C&F Financial Corporation and Subsidiary maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows of C&F Financial Corporation and Subsidiary and our report dated March 2, 2009 expressed an unqualified opinion.

Yount, Hyde & Barbour, P.C.

Winchester, Virginia
March 2, 2009

ITEM 9B. OTHER INFORMATION

None

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information with respect to the directors of the Corporation is contained on pages 3 through 5 of the 2009 Proxy Statement under the caption, "Election of Directors," and is incorporated herein by reference. The information regarding the Section 16(a) reporting requirements of the directors and executive officers is contained on page 29 of the 2009 Proxy Statement under the caption, "Section 16(a) Beneficial Ownership Reporting Compliance," and is incorporated herein by reference. The information concerning executive officers of the Corporation is included after Item 4 of this Form 10-K under the caption, "Executive Officers of the Registrant." The Corporation has adopted a Code of Business Conduct and Ethics (Code) that applies to its directors, executives and employees including the principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions. We will either post this Code on our Internet website at http://www.cffc.com under "About C&F/C&F Financial Corporation/Corporate Governance" or, if not so posted, provide a copy of the Code to any person without charge upon written request to C&F Financial Corporation, c/o Secretary, P.O. Box 391, West Point, Virginia 23181. We intend to provide any required disclosure of any amendment to or waiver from the Code that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, on http://www.cffc.com under "About C&F/C&F Financial Corporation/Corporate Governance" promptly following the amendment or waiver. We may elect to disclose any such amendment or waiver in a report on Form 8-K filed with the SEC either in addition to or in lieu of the website disclosure. The information contained on or connected to our Internet website is not incorporated by reference in this report and should not be considered part of this or any other report that we file or furnish to the SEC.

The board of directors of the Corporation has a standing Audit Committee, which is comprised of four directors who satisfy all of the following criteria: (i) meet the independence requirements of the NASDAQ Stock Market's (NASDAQ) listing standards, (ii) have not accepted directly or indirectly any consulting, advisory, or other compensatory fee from the Corporation or any of its subsidiaries, (iii) are not an affiliated person of the Corporation or any of its subsidiaries and (iv) are competent to read and understand financial statements. In addition, at least one member of the Audit Committee has past employment experience in finance or accounting or comparable experience that results in the individual's financial sophistication. The members of the Audit Committee are Messrs. J. P. Causey Jr., Barry R. Chernack, C. Elis Olsson and William E. O'Connell Jr. The board of directors has determined that the chairman of the Audit Committee, Mr. Barry R. Chernack, qualifies as an "audit committee financial expert" within the meaning of applicable regulations of the SEC, promulgated pursuant to the SOX Act. Mr. Chernack is independent of management based on the independence requirements set forth in the NASDAQ's listing standards' definition of "independent director."

The Corporation provides an informal process for security holders to send communications to its board of directors. Security holders who wish to contact the board of directors or any of its members may do so by addressing their written correspondence to C&F Financial Corporation, Board of Directors, c/o Corporate Secretary, P.O. Box 391, West Point, Virginia 23181. Correspondence directed to an individual board member will be referred, unopened, to that member. Correspondence not directed to a particular board member will be referred, unopened, to the Chairman of the Board.

ITEM 11. EXECUTIVE COMPENSATION

The information contained on pages 9 through 21 of the 2009 Proxy Statement under the captions, "Compensation Committee Interlocks and Insider Participation," "Executive Compensation" and "Compensation Committee Report," and the information on pages 22 through 26 of the 2009 Proxy Statement are incorporated herein by reference. The information regarding director compensation contained on pages 7 through 8 of the 2009 Proxy Statement under the caption, "Director Compensation," is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information contained on pages 2 through 3 of the 2009 Proxy Statement under the caption, "Security Ownership of Certain Beneficial Owners and Management," is incorporated herein by reference.

The information contained on page 30 of the 2009 Proxy Statement under the caption, "Equity Compensation Plan Information," is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information contained on pages 8 through 9 of the 2009 Proxy Statement under the caption, "Interest of Management in Certain Transactions," is incorporated herein by reference. The information contained on page 5 of the 2009 Proxy Statement under the caption, "Director Independence," is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information contained on pages 28 through 29 of the 2009 Proxy Statement under the captions, "Principal Accountant Fees" and "Audit Committee Pre-Approval Policy," is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) Exhibits:

3.1 Articles of Incorporation of C&F Financial Corporation (incorporated by reference to Exhibit 3.1 to Form 10-KSB filed March 29, 1996)

3.1.1 Amendment to Articles of Incorporation of C&F Financial Corporation (incorporated by reference to Exhibit 3.1.1 to Form 8-K filed January 14, 2009)

3.2 Amended and Restated Bylaws of C&F Financial Corporation, as adopted October 16, 2007 (incorporated by reference to Exhibit 3.2 to Form 8-K filed October 22, 2007)

Certain instruments relating to trust preferred securities not being registered have been omitted in accordance with Item 601(b)(4)(iii) of Regulation S-K. The registrant will furnish a copy of any such instrument to the Securities and Exchange Commission upon its request.

4.1 Certificate of Designations for 20,000 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A (incorporated by reference to Exhibit 3.1.1 to Form 8-K filed January 14, 2009)

4.2 Warrant to Purchase up to 167,504 shares of Common Stock, dated January 9, 2009 (incorporated by reference to Exhibit 4.2 to Form 8-K filed January 14, 2009)

*10.1 Amended and Restated Change in Control Agreement dated December 30, 2008 between C&F Financial Corporation and Larry G. Dillon

*10.3 Amended and Restated Change in Control Agreement dated December 30, 2008 between C&F Financial Corporation and Thomas F. Cherry

*10.4 Restated VBA Executives' Non-Qualified Deferred Compensation Plan for C&F Financial Corporation (incorporated by reference to Exhibit 10.4 to Form 10-K filed March 7, 2008)

*10.4.1 Adoption Agreement for the Restated VBA Executives' Non-Qualified Deferred Compensation Plan for C&F Financial Corporation dated as of December 31, 2008

*10.4.2 Attachment to the Adoption Agreement for the Restated VBA Executives' Non-Qualified Deferred Compensation Plan for C&F Financial Corporation dated as of January 1, 2008 (incorporated by reference to Exhibit 10.4.2 to Form 10-K filed March 7, 2008)

*10.4.3 Amendment to Adoption Agreement for the Restated VBA Executives' Non-Qualified Deferred Compensation Plan for C&F Financial Corporation effectively dated as of December 31, 2008

*10.5 Restated VBA Directors' Deferred Compensation Plan for C&F Financial Corporation (incorporated by reference to Exhibit 10.5 to Form 10-K filed March 7, 2008)

*10.5.1 Adoption Agreement for the Restated VBA Director's Deferred Compensation Plan for C&F Financial dated as of December 31, 2008

*10.5.2 Amendment to Adoption Agreement for the Restated VBA Directors' Deferred Compensation Plan for C&F Financial Corporation effectively dated as of December 31, 2008

*10.6	Amended and Restated C&F Financial Corporation 1994 Incentive Stock Plan (incorporated by reference to Exhibit 10.6 to Form 10-K filed March 7, 2008)
*10.7	Amended and Restated C&F Financial Corporation 1998 Non-Employee Director Stock Compensation Plan (incorporated by reference to Exhibit 10.7 to Form 10-K filed March 7, 2008)
*10.8	Amended and Restated C&F Financial Corporation 1999 Regional Director Stock Compensation Plan (incorporated by reference to Exhibit 10.8 to Form 10-K filed March 7, 2008)
*10.9	C&F Financial Corporation Management Incentive Plan dated February 25, 2005, as amended March 6, 2006 (incorporated by reference to Exhibit 10.8 to Form 10-K filed March 9, 2006)
*10.10	Amended and Restated C&F Financial Corporation 2004 Incentive Stock Plan (incorporated by reference to Exhibit 10.10 to Form 10-K filed March 7, 2008)
*10.10.1	Form of C&F Financial Corporation Restricted Stock Agreement (incorporated by reference to Exhibit 10.10.1 to Form 10-Q filed August 8, 2008)
*10.11	Form of C&F Financial Corporation Incentive Stock Option Agreement (incorporated by reference to Exhibit 10.2 to Form 8-K filed December 29, 2004)
*10.12	Employment Agreement dated April 16, 2002 between C&F Mortgage Corporation and Bryan McKernon, as amended December 19, 2006 (incorporated by reference to Exhibit 10.11 to Form 10-K filed March 9, 2007)
*10.12.1	Amendment to Employment Agreement between C&F Mortgage Corporation and Bryan McKernon, dated December 30, 2008.
*10.14	Amended and Restated Change in Control Agreement dated December 30, 2008 between C&F Financial Corporation and Bryan McKernon
*10.15	Schedule of C&F Financial Corporation Non-Employee Directors' Annual Compensation (incorporated by reference to Exhibit 10.14 to Form 10-K filed March 3, 2005)
*10.16	Base Salaries for Named Executive Officers of C&F Financial Corporation
*10.17	Form of C&F Financial Corporation Restricted Stock Agreement (incorporated by reference to Exhibit 10.16 to Form 8-K filed December 18, 2006)
10.19	Amended and Restated Loan and Security Agreement by and between Wells Fargo Preferred Capital, Inc., various financial institutions and C&F Finance Company dated as of August 25, 2008 (incorporated by reference to Exhibit 10.19 to Form 8-K filed August 28, 2008)
10.24	Letter Agreement, dated January 9, 2009, including the Securities Purchase Agreement-Standard Terms incorporated by reference therein, between C&F Financial Corporation and the United States Depart of the Treasury (incorporated by reference to Exhibit 10.24 to Form 8-K filed January 14, 2009)
*10.25	Form of Waiver executed by each of Larry G. Dillon, Thomas F. Cherry and Bryan E. McKernon (incorporated by reference to Exhibit 10.25 to Form 8-K filed January 14, 2009)

*10.26 Omnibus Benefit Plan Amendment dated January 9, 2009, and Form of Consent executed by each of Larry G. Dillon, Thomas F. Cherry and Bryan E. McKernon (incorporated by reference to Exhibit 10.26 to Form 8-K filed January 14, 2009)

21 Subsidiaries of the Registrant

23 Consent of Yount, Hyde & Barbour, P.C.

31.1 Certification of CEO pursuant to Rule 13a-14(a)

31.2 Certification of CFO pursuant to Rule 13a-14(a)

32 Certification of CEO/CFO pursuant to 18 U.S.C. Section 1350

---

*Indicates management contract

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

C&F FINANCIAL CORPORATION
(Registrant)

Date: March 6, 2009

By: /s/ Larry G. Dillon
Larry G. Dillon
Chairman, President and Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Larry G. Dillon Larry G. Dillon, Chairman, President and Chief Executive Officer (Principal Executive Officer)	Date: March 6, 2009
/s/ Thomas F. Cherry Thomas F. Cherry, Executive Vice President, Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	Date: March 6, 2009
/s/ J. P. Causey Jr. J. P. Causey Jr., Director	Date: March 6, 2009
/s/ Barry R. Chernack Barry R. Chernack, Director	Date: March 6, 2009
/s/ Audrey D. Holmes Audrey D. Holmes, Director	Date: March 6, 2009
/s/ James H. Hudson III James H. Hudson III, Director	Date: March 6, 2009
/s/ Joshua H. Lawson Joshua H. Lawson, Director	Date: March 6, 2009
/s/ William E. O'Connell Jr. William E. O'Connell Jr., Director	Date: March 6, 2009
/s/ C. Elis Olsson C. Elis Olsson, Director	Date: March 6, 2009
/s/ Paul C. Robinson Paul C. Robinson, Director	Date: March 6, 2009

The following graph compares the yearly cumulative total shareholder return on C&F Financial Corporation's (the Corporation) common stock with the yearly cumulative total shareholder return on stocks included in (1) the NASDAQ Total Return Index and (2) the NASDAQ Bank Index. The graph assumes $100 invested on December 31, 2003 in the Corporation, the NASDAQ Total Return Index and the NASDAQ Bank Index and shows the total return on such an investment, assuming reinvestment of dividends as of December 31, 2008. There can be no assurance that the Corporation's stock performance in the future will continue with the same or similar trends depicted in the graph below.

C&F Financial Corporation



Total Return Performance
C&F Financial Corporation
NASDAQ Composite
NASDAQ Bank
Index Value
160
140
120
100
80
60
40
20
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08

	Period Ending					
Index	**12/31/03**	**12/31/04**	**12/31/05**	**12/31/06**	**12/31/07**	**12/31/08**
C&F Financial Corporation	100.00	104.03	98.93	108.26	84.95	46.86
NASDAQ Composite	100.00	108.59	110.08	120.56	132.39	78.72
NASDAQ Bank	100.00	110.99	106.18	117.87	91.85	69.88

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WE BELIEVE

Excellence is the standard for all we do, achieved by encouraging and nourishing:

- Respect for others
- Honest, open communication
- Individual development and satisfaction
- A sense of ownership and responsibility for the Corporation's success
- Participation, cooperation, and teamwork
- Creativity, innovation, and initiative
- Prudent risk-taking and
- Recognition and rewards for achievement.

We must conduct ourselves morally and ethically at all times and in all relationships.

We have an obligation to the well-being of all the communities we serve.

That our officers and staff are our most important assets, making the critical difference in how the Corporation performs; and, through their work and effort, separates us from all competitors.

NASDAQ®

STOCK LISTING

Current market quotations for the common stock of C&F Financial Corporation are available under the symbol CFFI.

STOCK TRANSFER AGENT

American Stock Transfer & Trust Company serves as transfer agent for the Corporation.

You may write them at:
59 Maiden Lane, Plaza Level
New York, NY 10038
telephone them toll-free at:
1-800-937-5449
or visit their website at:
www.amstock.com

INVESTOR RELATIONS & FINANCIAL STATEMENTS

C&F Financial Corporation's Annual Report on Form 10-K and quarterly reports on Form 10-Q, as filed with the Securities and Exchange Commission, may be obtained without charge by visiting the Corporation's website at **www.cffc.com**.

Copies of these documents can also be obtained without charge upon written request. Requests for this or other financial information about C&F Financial Corporation should be directed to:

Thomas Cherry
Executive Vice President, CFO & Secretary
C&F Financial Corporation
P.O. Box 391
West Point, VA 23181

C&F Financial Corporation

Focused on You

3600 LaGrange Parkway
Toano, Virginia 23168
757-741-2201

802 Main Street
PO Box 391
West Point, VA 23181

www.cffc.com